   As filed with the Securities and Exchange Commission on September 11, 1996
                                                 Registration No. 333-2858652
==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                 NCO GROUP, INC.
             (Exact name of Registrant as specified in its charter)


           Pennsylvania                                    7322                                     23-2858652
- ------------------------------------       -------------------------------------       ------------------------------------
 (State or other jurisdiction of               (Primary standard industrial                      (I.R.S. employer
  incorporation or organization)                classification code number)                   identification number)


                                1740 Walton Road
                       Blue Bell, Pennsylvania 19422-0987
                            Telephone (610) 832-1440
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            Michael J. Barrist, President and Chief Executive Officer
                                 NCO Group, Inc.
                                1740 Walton Road
                       Blue Bell, Pennsylvania 19422-0987
                            Telephone (610) 832-1440
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
      Francis E. Dehel, Esquire                  Henry D. Kahn, Esquire
    Blank Rome Comisky & McCauley             Lawrence R. Seidman, Esquire
     1200 Four Penn Center Plaza                 Piper & Marbury L.L.P.
  Philadelphia, Pennsylvania 19103              36 South Charles Street
                                               Baltimore, Maryland 21201


         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /.

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                                               CALCULATION OF REGISTRATION FEE
==================================================================================================================================
                                                                            Proposed             Proposed
                                                                             maximum              maximum             Amount of
              Title of securities                    Amount to be        offering price          aggregate          registration
                to be registered                    registered (1)        per share (2)     offering price (2)           fee
- ----------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value......................       2,875,000             $13.00             $37,375,000            $12,888
==================================================================================================================================

(1) Includes 375,000 shares which the Underwriters have a right to purchase to cover over-allotments, if any.
(2)   Estimated solely for the purpose of calculating the registration fee.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
=============================================================================

                              CROSS-REFERENCE TABLE

                             LOCATION IN PROSPECTUS
                        OF INFORMATION REQUIRED BY PART I
                                   OF FORM S-1

Item No.                                       Caption                                     Location in Prospectus
- -------                                        -------                                     ----------------------
Item 1                  Forepart of the Registration Statement and             Outside Front Cover Page
                        Outside Front Cover Page of Prospectus

Item 2                  Inside Front and Outside Back Cover Pages              Inside Front and Outside Back Cover
                        of Prospectus                                               Pages

Item 3                  Summary Information, Risk Factors and                  Prospectus Summary, Risk Factors
                        Ratio of Earnings to Fixed Charges

Item 4                  Use of Proceeds                                        Use of Proceeds, Dividend Policy and
                                                                                    Prior S Corporation Status

Item 5                  Determination of Offering Price                        Underwriting

Item 6                  Dilution                                               Dilution

Item 7                  Selling Security Holders                               Principal and Selling Shareholders

Item 8                  Plan of Distribution                                   Underwriting

Item 9                  Description of Securities to be Registered             Dividend Policy and Prior S Corporation
                                                                                    Status, Capitalization, Description of
                                                                                    Capital Stock

Item 10                 Interests of Named Experts and Counsel                 Not applicable

Item 11                 Information with Respect to the Registrant
                        (a)      Description of Business                       Prospectus Summary, Acquisition
                                                                                    History, Business
                        (b)      Description of Property                       Business
                        (c)      Legal Proceedings                             Business
                        (d)      Market Price of and Dividends on the          Dividend Policy and Prior S Corporation
                                 Registrant's Common Equity and Related             Status, Description of Capital Stock,
                                 Stockholder Matters                                Underwriting
                        (e)      Financial Statements                          Index to Financial Statements
                        (f)      Selected Financial Data                       Selected Financial and Operating Data
                        (g)      Supplementary Financial Information           Not applicable
                        (h)      Management's Discussion and Analysis of       Management's Discussion and Analysis of
                                 Financial Condition and Results of                 Financial Condition and Results
                                 Operations                                         of Operations
                        (i)      Changes in and Disagreements with             Not applicable
                                    Accountants on Accounting and
                                    Financial Disclosure
                        (j)      Directors and Executive Officers              Management
                        (k)      Executive Compensation                        Management
                        (l)      Security Ownership of Certain                 Principal and Selling Shareholders
                                    Beneficial Owners and Management
                        (m)      Certain Relationships and Related             Certain Transactions
                                    Transactions

Item 12                 Disclosure of Commission Position on                   Not applicable
                        Indemnification for Securities Act Liabilities


Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.



                 SUBJECT TO COMPLETION DATED SEPTEMBER 11, 1996


                                2,500,000 Shares

                                 NCO GROUP, INC.

                                  Common Stock

        All of the shares of Common Stock offered hereby are being sold by NCO Group, Inc. ("NCO" or the "Company"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $11.00 and $13.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "NCOG."

        See "Risk Factors" commencing on page 11 of this Prospectus for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.
                                ----------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================================================
                                                    Price to                 Underwriting                Proceeds to
                                                     Public                  Discount (1)                Company (2)
- -----------------------------------------------------------------------------------------------------------------------------
Per Share................................               $                          $                          $

Total (3)................................   $                          $                            $
=============================================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting offering expenses payable by the Company, estimated at $1,150,000.

(3) Certain shareholders of the Company (the "Selling Shareholders") have granted to the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling
    Shareholders will be $      , $      , $      , and $     , respectively.
    See "Principal and Selling Shareholders" and "Underwriting."

         The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any orders in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery Securities on or about , 1996.

                               ------------------

MONTGOMERY SECURITIES                              JANNEY MONTGOMERY SCOTT INC.


                                         , 1996

[Three pictures depicting the Company's call center in Blue Bell, Pennsylvania, the Company's call center in Buffalo, New York and the Company's computer center in Blue Bell, Pennsylvania appear here.]























IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


        The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Prospectus. The Company is a recently formed Pennsylvania corporation. On September 3, 1996, the shareholders of NCO Financial Systems, Inc. ("NCO Financial") exchanged each of their shares of NCO Financial for one share of the Company and NCO Financial became a wholly-owned subsidiary of the Company. Unless the context otherwise requires, all references in this Prospectus to the "Company" or "NCO" mean NCO Group, Inc. and its subsidiaries. Unless otherwise indicated, all information in this Prospectus: (i) assumes no exercise of the Underwriters' over-allotment option; (ii) gives effect to a proposed 46.56 stock split to be effected in September 1996; and (iii) gives effect to the Company's acquisition of Management Adjustment Bureau, Inc. ("MAB") on September 5, 1996.

                                   The Company

        NCO is a leading provider of accounts receivable management and related services utilizing an extensive teleservices infrastructure. The Company develops and implements customized accounts receivable management solutions for clients. From eight call centers located in six states, the Company employs advanced workstations and sophisticated call management systems comprised of predictive dialers, automated call distribution systems, digital switching and customized computer software. Through efficient utilization of technology and intensive management of human resources, the Company has achieved rapid growth in recent years. Since April 1994, the Company has made four acquisitions which have enabled it to increase its penetration of existing markets, establish a presence in certain new markets and realize significant operating efficiencies. In addition, the Company has leveraged its infrastructure by offering additional services including telemarketing, customer service call centers and other outsourced administrative services. The Company believes that it is among the 15 largest accounts receivable management companies in the United States.

         The Company provides its services principally to mid- and large-size educational organizations, financial institutions, healthcare organizations, telecommunications companies, utilities and government entities. In 1995, the Company had over 5,000 clients, including Bell Atlantic Corporation, First Union Corporation, George Washington University Hospital, NationsBank and the University of Pennsylvania. For its accounts receivable management services, the Company generates substantially all of its revenue on a contingency fee basis. Such fees typically range from 15% to 35%, with a current average of approximately 24%, which the Company believes is among the lowest in the industry. For many of its other outsourced teleservices, the Company is paid on a fixed fee basis. While NCO's contracts are relatively short-term, the Company seeks to develop long-term relationships with its clients and works closely with them to provide quality, customized solutions.

        Increasingly, companies are outsourcing many non-core functions to focus on revenue generating activities, reduce costs and improve productivity. In particular, many corporations are recognizing the advantages of outsourcing accounts receivable management and other teleservices as a result of numerous factors including: (i) the increasing complexity of such functions; (ii) changing regulations and increased competition in certain industries; and (iii) the development of sophisticated call management systems requiring substantial capital investment, technical capabilities and human resource commitments. Consequently, receivables referred to third parties for management and recovery in the United States have grown substantially from approximately $43.7 billion in 1990 to approximately $79.0 billion in 1994, according to estimates published by the American Collectors Association, Inc. ("ACA"), an industry trade group. While significant economies of scale exist for large accounts receivable management companies, the industry remains highly fragmented. Based on information obtained from the ACA, there were approximately 7,600 accounts receivable management companies in operation in 1994, the majority of which were small, local businesses. Given the financial and competitive constraints facing these small companies and the limited number of liquidity options for the owners of such businesses, the Company believes that the industry will experience consolidation in the future.

        The Company strives to be a cost-effective, client service driven provider of accounts receivable management and other related teleservices to companies with substantial outsourcing needs. The Company's business strategy encompasses a number of key elements which management believes are necessary to ensure quality service and to achieve consistently strong financial performance. First, the Company focuses on the efficient utilization of its technology and infrastructure to constantly improve productivity. The Company's teleservices infrastructure enables it to perform large scale accounts receivable management programs cost effectively and to rapidly and efficiently integrate the Company's acquisitions. A second critical component is NCO's commitment to client service. Management believes that the Company's emphasis on designing and implementing customized accounts receivable management programs for its clients provides it with a significant competitive advantage. Third, the Company seeks to be a low cost provider of accounts receivable management services by maintaining a low cost structure. Lastly, the Company is targeting larger clients which offer significant cross-selling opportunities and have greater teleservices outsourcing requirements.

        The Company seeks to continue its rapid expansion through both internal and external growth. The Company intends to continue to take advantage of the fragmented nature of the accounts receivable management industry by making strategic acquisitions. Through selected acquisitions, the Company will seek to serve new geographic markets, expand its presence in its existing markets or add complementary services. In addition, the Company has experienced and expects to continue to experience strong internal growth by continually striving to increase its market share, expand its industry-specific market expertise and develop and offer new value-added teleservices.

        The Company's principal executive offices are located at 1740 Walton Road, Blue Bell, Pennsylvania 19422, and its telephone number is (610) 832-1440.

- -------------------------------------------------------------------------------

                                  The Offering


Common Stock offered by the Company.................................. 2,500,000 shares

Common Stock to be outstanding after the Offering.................... 6,713,447 shares (1)

Use of proceeds...................................................... For repayment of bank debt incurred to finance acquisitions, payment of S
                                                                      Corporation distributions, and for
                                                                      working capital and other general
                                                                      corporate purposes, including possible
                                                                      acquisitions.

Proposed Nasdaq National Market symbol............................... NCOG





- ----------

(1) Excludes: (i) 464,390 shares of Common Stock reserved for issuance under the Company's 1995 Stock Option Plan, 1996 Stock Option Plan and 1996 Non-Employee Director Stock Option Plan; (ii) 240,591 shares of Common Stock reserved for issuance upon the exercise of warrants granted or expected to be granted by the Company to its lender; and (iii) 83,333 shares of Common Stock reserved for issuance upon the conversion of the Company's $1.0 million Convertible Note (at an assumed conversion price of $12.00 per share) issued as partial consideration for the MAB acquisition. See "Acquisition History," "Management-- Stock Option Plans" and "Description of Capital Stock-- Warrants and Convertible Note."

                      SUMMARY FINANCIAL AND OPERATING DATA
                  (Dollars in thousands, except per share data)

                                                                Years Ended December 31,
                                               -----------------------------------------------------
                                                    1991          1992        1993         1994
                                               -------------- ------------ ----------- ------------



Statement of Income Data:
   Revenue......................................     $ 3,792      $ 5,822     $ 7,445      $ 8,578
   Operating costs and expenses:
      Payroll and related expenses..............       1,892        3,058       4,123        4,558
      Selling, general and administrative expenses     1,457        2,013       2,391        2,674
      Depreciation and amortization expense.....          40           95         141          215
                                               -------------- ------------ ----------- ------------
         Income from operations.................         403          656         790        1,131
   Other income (expense).......................          (1)          15          11          (45)
                                               -------------- ------------ ----------- ------------
         Income before income taxes.............         402          671         801        1,086
   Pro forma provision for income taxes (4).....         160          268         320          434
                                               -------------- ------------ ----------- ------------
      Pro forma net income (4)..................   $     242     $    403    $    481     $    652
                                               ============== ============ =========== ============
   Pro forma net income per share...............

   Pro forma weighted average shares outstanding

Operating Data:
   Total value of accounts referred.............   $ 178,529    $ 150,707   $ 199,108    $ 281,387
   Average fee..................................        14.4%        16.9%       20.2%        22.5%




                                                Six Months
                                             Ended June 30,
- ------------------------------ ---------------------------------------------
             1995                  1995                   1996
 ----------------------------- ------------- -------------------------------
                     Pro                                          Pro
    Actual       Forma(1)(2)                    Actual       Forma (2)(3)
 ------------- ---------------               ------------- -----------------

      $12,733         $34,509       $ 5,546       $12,543           $19,319

        6,797          16,412         2,956         5,954             9,479
        4,042          12,531         1,745         4,095             6,326
          348           1,529           116           423               833
 ------------- --------------- ------------- ------------- -----------------
        1,546           4,037           729         2,071             2,681
         (180)           (212)          (73)         (310)              (19)
 ------------- --------------- ------------- ------------- -----------------
        1,366           3,825           656         1,761             2,662
          546           1,659           262           704             1,129
 ------------- --------------- ------------- ------------- -----------------
    $     820      $    2,166      $    394     $   1,057         $   1,533
 ============= =============== ============= ============= =================
    $    0.17(5)   $     0.35                   $    0.22(5)      $    0.25
 ============= ===============               ============= =================
    4,745,229(5)    6,211,179                   4,750,259(5)      6,216,209
 ============= ===============               ============= =================

    $ 431,927      $1,134,000     $ 180,783     $ 373,499         $ 664,905
         22.4%            N/A          21.7%         24.0%             24.3%


                                                                          December 31,
                                               ------------------------------------------------------------------
                                                    1991          1992        1993         1994         1995
                                               -------------- ------------ ----------- ------------ -------------
Balance Sheet Data:
   Cash and cash equivalents....................       $ 355        $ 421       $ 562        $ 526        $  805
   Working capital..............................         179          362         445          473           812
   Total assets.................................       1,546        2,177       2,449        4,106         7,873
   Long-term debt, net of current portion.......         108          144          59          732         2,593
   Shareholders' equity.........................         403          686         876        1,423         2,051





          June 30, 1996
 -------------------------------

                   Pro Forma
    Actual      As Adjusted (6)
 ------------- -----------------

     $    990          $  9,515
        2,458            11,600
       14,655            35,263
        7,356             1,710
        3,151            26,982


- ------------

(1) Assumes that the acquisitions of MAB, the Trans Union Corporation Collections Division and Eastern Business Services, Inc. occurred on January 1, 1995.

(2) Gives effect to: (i) the reduction of certain redundant operating costs and expenses that were immediately identifiable at the time of the acquisitions;
    (ii) the elimination of interest expense associated with acquisition related debt assumed to be repaid with offering proceeds; and (iii) the issuance of 1,715,950 shares of Common Stock (at an assumed initial public offering price of $12.00 per share) which, net of estimated underwriting commissions and offering expenses payable by the Company, would be sufficient to repay acquisition related debt of $15.0 million and to fund the distribution of undistributed S Corporation earnings (estimated at $3.0 million) through September 3, 1996, the termination date of the Company's S Corporation status, to existing shareholders of the Company. See Pro Forma Consolidated Financial Statements.

(3)   Assumes that the acquisition of MAB occurred on January 1, 1996.

(4) Prior to September 3, 1996 the Company operated as an S Corporation for income tax purposes and accordingly was not subject to federal or state income taxes prior to such date. Accordingly, the historical financial statements do not include a provision for federal and state income taxes for such periods. Pro forma net income has been computed as if the Company had been fully subject to federal and state income taxes for all periods presented. See Note 11 of Notes to Pro Forma Consolidated Financial Statements.

(5) Assumes that the Company issued 250,000 shares of Common Stock (at an assumed initial public offering price of $12.00 per share) to fund the distribution of undistributed S Corporation earnings (estimated at $3.0 million) through September 3, 1996, the termination date of the Company's S Corporation status, to existing shareholders of the Company.

(6) Gives effect to: (i) the MAB acquisition and (ii) the sale of the 2,500,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $12.00 per share) and the application of the net proceeds therefrom as set forth in "Use of Proceeds."

                               ACQUISITION HISTORY


 Since 1994, the Company has completed four strategic acquisitions which have expanded its client base and geographic presence, increased its presence in key industries and substantially increased its revenues and profitability. A key element of the Company's growth strategy is to pursue selected strategic acquisitions to serve new geographic markets or industries, expand its presence in its existing markets or add complementary service applications. The Company regularly reviews various strategic acquisition opportunities and periodically engages in discussions regarding such possible acquisitions. A summary of the completed acquisitions follows:

Management Adjustment Bureau, Inc.

 On September 5, 1996, NCO purchased all of the outstanding stock of MAB for $8.0 million in cash and a $1.0 million convertible note. The note is convertible into the Company's Common Stock at the initial public offering price and bears interest payable monthly at a rate of 8.0% per annum with principal due in September 2001. MAB, based in Buffalo, New York, provides accounts receivable management services, principally to the education, financial services, telecommunications and utility industries. MAB's clients include NationsBank, NYNEX, Marine Midland Bank and Boston Edison. MAB's revenues were $13.0 million for the year ended December 31, 1995 and $6.8 million for the six months ended June 30, 1996. The Company will continue to operate MAB's facilities in Buffalo and Denver, Colorado.

 The Company has begun to realize operating efficiencies from the MAB acquisition and has reduced compensation and related expenses associated with MAB's principal shareholder, eliminated redundant collection and administrative personnel, and begun to reduce certain expenses, such as telephone, mailing, and data processing, to levels consistent with NCO's current operating results. NCO will also consolidate certain company-wide administrative functions such as human resources and payroll administration into MAB's Buffalo facility, resulting in the reduction of certain NCO administrative costs.

Trans Union Corporation Collections Division

 On January 3, 1996, NCO purchased certain assets of the Trans Union Corporation Collections Division ("TCD") for $4.8 million in cash. TCD provided accounts receivable management services, principally to the telecommunications, utility and healthcare industries from offices in Pennsylvania, Ohio and Kansas. TCD's clients included Bell Atlantic Corporation, Western Resources Corporation and Hutchinson Hospital Corporation. TCD's revenues were $7.5 million for the year ended December 31, 1995. Promptly following the TCD acquisition, the Company reduced costs by eliminating redundant collection and administrative personnel, reducing certain expenses such as rent, telephone, mailing and data processing, and closing one office.

Eastern Business Services, Inc.

 In August 1995, NCO purchased certain assets of Eastern Business Services, Inc. ("Eastern") for $1.6 million in cash and the assumption of a non-interest bearing note payable in the amount of $252,000 and certain other accounts payable in the amount of $209,000. Eastern, based in Beltsville, Maryland, provided accounts receivable management services, principally to the utility and healthcare industries. Eastern's clients included Bell Atlantic Corporation and George Washington University Hospital. Promptly following the Eastern acquisition, the Company reduced costs by eliminating redundant collection and administrative personnel and reducing certain expenses such as telephone, mailing and data processing.

B. Richard Miller, Inc.

 In April 1994, NCO purchased certain assets of B. Richard Miller, Inc. ("BRM") for $1.0 million in cash, the issuance by the Company of a $127,000 promissory note and the issuance of 123,803 shares of Common Stock and an option to acquire 86,881 shares of Common Stock at an exercise price of $2.16 per share (which option was exercised in 1995). In connection with the acquisition, BRM's principal shareholder became an executive officer of the Company. BRM, based in Ardmore, Pennsylvania, provided accounts receivable management services, principally to the education industry. BRM's clients included University of Pennsylvania, Rutgers University and Seton Hall University. Promptly following the BRM acquisition, the Company reduced costs by eliminating redundant collection and administrative personnel, reducing certain expenses such as telephone, mailing and data processing and closing BRM's sole office.

Financial Impact of Acquisitions

 The Company financed the MAB, TCD, Eastern and BRM acquisitions with borrowings from its bank. The bank recently increased the Company's revolving credit facility from $7.0 million to $15.0 million to finance the acquisition of MAB. The revolving credit facility currently bears interest at the rate of prime plus 1.375%. The Bank has issued a commitment letter to further increase this facility to $25.0 million at an interest rate of LIBOR plus 2.5% upon the completion of the Offering, provided that the Offering results in minimum net proceeds to the Company of $24.0 million. The Company granted the bank a warrant to acquire 175,531 shares of Common Stock at a nominal exercise price in consideration for establishing the revolving credit facility for acquisitions, and granted an additional warrant to purchase 46,560 shares of Common Stock at an exercise price equal to the initial public offering price in consideration for increasing the revolving credit facility to $15.0 million. The Company also expects to grant an additional warrant to purchase 18,500 shares of Common Stock at an exercise price equal to the initial public offering price in consideration for increasing the revolving credit facility to $25.0 million.

 The acquisitions have been accounted for under the purchase method of accounting for financial reporting purposes. These acquisitions have created goodwill estimated at $14.5 million which is being amortized over a 15- to 25-year period resulting in amortization expense of approximately $749,000 annually.

 Pro forma statements of income for the year ended December 31, 1995 and the six months ended June 30, 1996 appearing elsewhere in this Prospectus assume that the MAB, TCD and Eastern acquisitions had occurred on January 1, 1995 and January 1, 1996, respectively. Pro forma adjustments have been made to reflect the elimination of certain expenses that were immediately identifiable and promptly realized at the time of the acquisitions, including the immediate elimination of certain redundant collection and administrative personnel. These and other expense adjustments are summarized in the table below and related footnotes.


                                                                    Year Ended           Six Months
                                                                   December 31,            Ended
                                                                       1995            June 30, 1996
                                                                ------------------   ------------------
Redundant collection and administrative personnel.........             $1,437,268           $  407,400
MAB principal shareholder compensation (1)................                643,500              321,750
                                                                ------------------   ------------------
     Total payroll and related expense
          reductions......................................              2,080,768              729,150
                                                                ------------------   ------------------
TCD occupancy costs (2)...................................                260,300                   --
Non-recurring MAB expenses (3)............................                     --              190,000
                                                                ------------------   ------------------
     Total selling, general and administrative
          expense reductions..............................                260,300              190,000
                                                                ------------------   ------------------
Depreciation and amortization (4).........................               (379,216)            (160,705)
                                                                ------------------   ------------------
     Total operating cost and expense
          adjustments.....................................             $1,961,852           $  758,445
                                                                ==================   ==================

- ---------

(1) Reflects the reduction of the salary of MAB's principal shareholder (who is no longer active in the day-to-day operations of MAB's business) pursuant to an employment agreement.

(2) Reflects the difference between the Company's current rent expense for the TCD facilities and the rental costs allocated to TCD by its parent prior to the acquisition.

(3) Reflects reversal of a non-recurring charge recorded by MAB to account for potential losses relating to certain repayment guarantees made on behalf of third parties.

(4) Reflects additional amortization expense, assuming MAB, TCD, and Eastern had been acquired at the beginning of the periods presented, partially offset in the year ended December 31, 1995 by depreciation reductions relating to assets not acquired by NCO as part of the TCD and Eastern acquisitions.


         In each of the acquisitions, the Company acquired businesses with higher cost structures than the Company. In the months following the acquisitions of TCD, Eastern and BRM, the Company leveraged its existing infrastructure to realize additional operating efficiencies in order to bring the cost structure of acquired companies in line with NCO's current operating results. These other cost savings include: (i) further reductions in payroll and related expenses relating primarily to redundant collections and administrative personnel, (ii) further reduction in rent and other facilities costs, and (iii) reduction in certain expenses such as telephone, mailing and data processing. While management believes it will realize similar cost savings from the MAB acquisition, the Company's ability to achieve such cost savings is uncertain and there can be no assurance that MAB's business will be successfully integrated with that of the Company, or that the Company will be able to realize operating efficiencies or eliminate redundant costs. See "Risk Factors -- Risks Associated with TCD and MAB Acquisitions" and " -- Risks Associated with Future Acquisitions."

                                  RISK FACTORS

         Certain statements included in this Prospectus, including, without limitation, statements regarding the anticipated growth in the amount of accounts receivable placed for third-party management, the continuation of trends favoring outsourcing of other administrative functions, the Company's objective to grow through strategic acquisitions and its ability to realize operating efficiencies upon the completion of the MAB acquisition and other acquisitions that may occur in the future, the Company's ability to expand its service offerings, and trends in the Company's future operating performance, are forward-looking statements, and the factors discussed below could cause actual results and developments to be materially different from those expressed in or implied by such statements. Accordingly, in addition to the other information contained in "Acquisition History -- Financial Impact of Acquisitions," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

Risks Associated with TCD and MAB Acquisitions

         The TCD and MAB acquisitions were consummated in January 1996 and September 1996, respectively. These entities had revenues of $7.5 million and $13.0 million, respectively, in 1995 compared to the Company's revenue of $12.7 million in 1995. The Company's efforts in integrating the TCD acquisition are continuing and its efforts in integrating the MAB acquisition are in the initial stages. Such integration will likely place significant demands on the Company's management and infrastructure. There can be no assurance that TCD's or MAB's businesses will be successfully integrated with that of the Company, that the Company will be able to realize operating efficiencies or eliminate duplicative costs or that their businesses will be operated profitably. Further, there can be no assurance that clients of the acquired businesses will continue to do business with the Company or that the Company will be able to retain key employees. Approximately $15.0 million of the proceeds of this Offering will be used to repay indebtedness incurred in the MAB, TCD Eastern and BRM acquisitions. See "Use of Proceeds."

Ability to Manage and Sustain Growth

         The Company has experienced rapid growth over the past several years which has placed significant demands on its administrative, operational and financial resources. The Company seeks to continue such rapid growth which could place additional demands on its resources. Future internal growth will depend on a number of factors, including the effective and timely initiation and development of client relationships, the Company's ability to maintain the quality of services it provides to its clients and the recruitment, motivation and retention of qualified personnel. Sustaining growth will also require the implementation of enhancements to its operational and financial systems and will require additional management, operational and financial resources. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its growth, and any failure to do so could have a materially adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

Risks Associated with Future Acquisitions

         A primary element of the Company's growth strategy is to pursue strategic acquisitions that expand or complement the Company's business. The Company regularly reviews various strategic acquisition opportunities and periodically engages in discussions regarding such possible acquisitions. There can be no assurance that the Company will be able to identify additional acquisition candidates on terms favorable to the Company or in a timely manner, enter into acceptable agreements or close any such transactions. In addition, the Company believes that it will compete for attractive acquisition candidates with other larger companies, consolidators or investors in the accounts receivable management industry. Increased competition for such acquisition candidates could have the effect of increasing the cost to the Company of pursuing this growth strategy or could reduce the number of attractive candidates to be acquired. Future acquisitions could divert management's attention from the daily operations of the Company and otherwise require additional management, operational and financial resources. Moreover, there is no assurance that the Company will successfully integrate future acquisitions into its business or operate such acquisitions profitably. Acquisitions also involve risks associated with unanticipated problems, liabilities or contingencies. See "Business -- Growth Strategy."

         The Company may require additional debt or equity financing for future acquisitions, which may not be available on terms favorable to the Company, if at all. To the extent the Company uses its capital stock for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing shareholders, including the purchasers of Common Stock in this Offering. In the event that the Company's capital stock does not maintain sufficient value or potential acquisition candidates are unwilling to accept the Company's capital stock as consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to continue its acquisition program. If the Company does not have sufficient cash resources or is not able to use its capital stock as consideration for acquisitions, its growth through acquisitions could be limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

Fluctuations in Quarterly Operating Results

         The Company has experienced and expects to continue to experience quarterly variations in revenues and net income as a result of many factors, including the timing of clients' accounts receivable management programs, the commencement of new contracts, the termination of existing contracts, costs to support growth by acquisition or otherwise, the costs and timing of completion of additional acquisitions, the effect of the change of business mix on margins and the timing of additional selling, general and administrative expenses to support new business. The Company's planned operating expenditures are based on revenue forecasts, and if revenues are below expectations in any given quarter, operating results would likely be materially adversely affected. While the effects of seasonality on the Company's business historically have been obscured by its rapid growth, the Company's business tends to be slower in the third and fourth quarters of the year due to the summer and holiday seasons. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Dependence on Key Personnel

         The Company is highly dependent upon the continued services and experience of its senior management team, including Michael J. Barrist, President and Chief Executive Officer. The loss of the services of Mr. Barrist or other members of its senior management could have a materially adverse effect on the Company. The Company has five-year employment contracts with Mr. Barrist and certain other key executives. In addition, the Company has a $4.0 million key person life insurance policy on Mr. Barrist. See "Management."

Dependence on Certain Industries; Contract Risks

         Most of the Company's revenues are derived from clients in the education, financial services, healthcare, telecommunications and utilities industries. A significant downturn in any of these industries or any trends to reduce or eliminate the use of third-party accounts receivable management services could have a materially adverse impact on the Company's business, results of operations and financial condition. The Company enters into contracts with most of its clients which define, among other things, fee arrangements, scope of services and termination provisions. Clients may usually terminate such contracts on 30 or 60 days notice. Accordingly, there can be no assurance that existing clients will continue to use the Company's services at historical levels, if at all. Under the terms of these contracts, clients are not required to place accounts with the Company but do so on a discretionary basis. In addition, substantially all of the Company's contracts are on a contingent fee basis where the Company recognizes revenues only as accounts are recovered. See "Business."

Competition

         The accounts receivable management industry is highly competitive. The Company competes with over 7,600 providers, including large national corporations such as First Data Corporation, Payco American Corporation, CRW Financial, Inc. and Union Corporation, and many regional and local firms. Some of the Company's competitors have substantially greater resources, offer more diversified services and operate in broader geographic areas than the Company. In addition, the accounts receivable management services offered by the Company are performed in-house by many businesses. Moreover, many larger clients retain multiple accounts receivable management providers which exposes the Company to continuous competition in order to remain a preferred vendor. There can be no assurance that outsourcing of the accounts receivable management function will continue or that the Company's clients which currently outsource such services will not bring them in-house. The Company also competes with other firms, such as SITEL Corporation, APAC Teleservices, Inc. and Teletech Holdings, Inc., in providing teleservices. As a result of these factors, there can be no assurance that competition from existing or potential competitors will not have a materially adverse effect on the Company's results of operations. See
"Business - Competition."

Risk of Business Interruption; Reliance on Computer and Telecommunications Infrastructure

         The Company's success is dependent in large part on its continued investment in sophisticated telecommunications and computer systems, including predictive dialers, automated call distribution systems and digital switching. The Company has invested significantly in technology in an effort to remain competitive and anticipates that it will be necessary to continue to do so in the future. Moreover, computer and telecommunication technologies are evolving rapidly and are characterized by short product life cycles, which requires the Company to anticipate technological developments. There can be no assurance that the Company will be successful in anticipating, managing or adopting such technological changes on a timely basis or that the Company will have the capital resources available to invest in new technologies. In addition, the Company's business is highly dependent on its computer and telecommunications equipment and software systems, the temporary or permanent loss of which, through casualty or operating malfunction, could have a materially adverse effect on the Company's business. The Company's business is materially dependent on service provided by various local and long distance telephone companies. A significant increase in the cost of telephone services that is not recoverable through an increase in the price of the Company's services, or any significant interruption in telephone services, could have a materially adverse impact on the Company. See "Business - Operations."

Dependence on Labor Force

         The accounts receivable management industry is very labor intensive and experiences high personnel turnover. Many of the Company's employees receive modest hourly wages and a portion of these employees are employed on a part-time basis. A higher turnover rate among the Company's employees would increase the Company's recruiting and training costs and could adversely impact the quality of services the Company provides to its clients. If the Company were unable to recruit and retain a sufficient number of employees, it would be forced to limit its growth or possibly curtail its operations. Growth in the Company's business will require it to recruit and train qualified personnel at an accelerated rate from time to time. There can be no assurance that the Company will be able to continue to hire, train and retain a sufficient number of qualified employees. Additionally, an increase in hourly wages, costs of employee benefits or employment taxes also could materially adversely affect the Company. See "Business - Personnel and Training."

Government Regulation

         The accounts receivable management and telemarketing industries are regulated under various federal and state statutes. In particular, the Company is subject to the federal Fair Debt Collection Practices Act which establishes specific guidelines and procedures which debt collectors must follow in communicating with consumer debtors, including the time, place and manner of such communications. The Company is also subject to the Fair Credit Reporting Act which regulates the consumer credit reporting industry and which may impose liability on the Company to the extent that the adverse credit information reported on a consumer to a credit bureau is false or inaccurate. The accounts receivable management business is also subject to state regulation, and some states require that the Company be licensed as a debt collection company. With respect to the other teleservices offered by the Company, including telemarketing, the federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 broadly authorizes the Federal Trade Commission (the "FTC") to issue regulations prohibiting misrepresentations in telemarketing sales. The FTC's telemarketing sales rules prohibit misrepresentations of the cost, terms, restrictions, performance or duration of products or services offered by telephone solicitation and specifically address other perceived telemarketing abuses in the offering of prizes and the sale of business opportunities or investments. The federal Telephone Consumer Protection Act of 1991 (the "TCPA") limits the hours during which telemarketers may call consumers and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. A number of states also regulate telemarketing and some states have enacted restrictions similar to the federal TCPA. The failure to comply with applicable statutes and regulations could have a materially adverse effect on the Company. There can be no assurance that additional federal or state legislation, or changes in regulatory implementation, would not limit the activities of the Company in the future or significantly increase the cost of regulatory compliance.

         Several of the industries served by the Company are also subject to varying degrees of government regulation. Although compliance with these regulations is generally the responsibility of the Company's clients, the Company could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations. See "Business -- Government Regulation."

Control by Principal Shareholders

         Immediately following this Offering, Michael J. Barrist will beneficially own approximately 39.9% of the Common Stock (approximately 36.4% if the Underwriters' over-allotment option is exercised in full), and together with the other executive officers of the Company will beneficially own approximately 62.9% (approximately 57.3% if the Underwriters' over-allotment option is exercised in full). As a result of such voting concentration, Mr. Barrist, together with other executive officers of the Company, will be able to effectively control most matters requiring approval by the Company's shareholders, including the election of directors. Such voting concentration may have the effect of delaying, deferring or preventing a change in control of the Company. See "Management" and "Principal and Selling Shareholders."

Absence of Public Market; Possible Volatility of Stock Price

         Prior to this Offering, there has been no public market for the Company's Common Stock. Application has been made for quotation of the Common Stock on the Nasdaq National Market. There can be no assurance that a viable public market for the Common Stock will develop or be sustained after the Offering or that purchasers of the Common Stock will be able to resell their Common Stock at prices equal to or greater than the initial public offering price. The initial public offering price has been determined by negotiations among the Company, the Selling Shareholders and the representatives of the Underwriters and may not be indicative of the prices that may prevail in the public market after the Offering is completed. Numerous factors, including announcements of fluctuations in the Company's or its competitors' operating results and market conditions for accounts receivable management, telemarketing industry or business services stocks in general, the timing and announcement of acquisitions by the Company or its competitors or government regulatory action, could have a significant impact on the future price of the Common Stock. In addition, the stock market in recent years has experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."

Shares Eligible for Future Sale

         Sales of the Company's Common Stock in the public market after the Offering could adversely affect the market price of the Company's Common Stock and could impair the Company's future ability to raise capital through the sale of equity securities. Upon completion of the Offering, the Company will have 6,713,447 shares of Common Stock outstanding. Of these shares, all of the shares sold in the Offering will be available for resale in the public market without restriction, except for any such shares which may be purchased by affiliates of the Company. The Company's directors, executive officers and existing shareholders have agreed, subject to certain limitations, not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the closing of the Offering without the prior written consent of Montgomery Securities. Following the expiration of this 180-day period, such persons will hold an aggregate of 4,213,447 outstanding shares of Common Stock (3,838,447 shares if the over-allotment option is exercised in full) which may be resold under Rule 144. The Company also has or expects to have outstanding warrants to purchase 240,591 shares of Common Stock and a $1.0 million Convertible Note convertible into 83,333 shares of Common Stock (at an assumed conversion price of $12.00 per share) at any time on or before September 5, 2001. The holder of the warrants has agreed, subject to certain limitations, not to offer, sell or otherwise dispose of any shares of Common Stock issuable upon exercise of the warrants for a period of 180 days after the closing of the Offering without the prior written consent of Montgomery Securities. The warrants are entitled to certain demand and piggy-back registration rights following the completion of the Offering. In addition, the Company intends, as soon as practicable after the consummation of the Offering, to register approximately 464,390 shares of Common Stock reserved for issuance to its employees, directors, consultants and advisors under the Company's 1995 Stock Option Plan, 1996 Stock Option Plan and 1996 Non-Employee Director Stock Option Plan. Options to purchase an aggregate of 367,321 shares of Common Stock will be outstanding under all such plans upon the consummation of the Offering. See "Management -- Stock Option Plans," "Description of Capital Stock -- Warrants and Convertible Note" and "Shares Eligible for Future Sale."

Anti-Takeover Provisions

         The Company's Amended and Restated Articles of Incorporation (the "Articles") and Bylaws (the "Bylaws") contain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction. The Articles permit the Board of Directors to establish the rights, preferences, privileges and restrictions of, and to issue, up to 5,000,000 shares of Preferred Stock without shareholder approval. The Company's Bylaws also provide for the staggered election of directors to serve for one-, two- and three-year terms, and for successive three-year terms thereafter, subject to removal only for cause upon the vote of not less than 65% of the shares of Common Stock represented at a shareholders' meeting. Certain provisions of the Articles and Bylaws may not be amended except by a similar 65% vote. In addition, the Company is subject to certain anti-takeover provisions of the Pennsylvania Business Corporation Law. See "Description of Capital Stock."

Dilution

         Purchasers of Common Stock in this Offering will experience immediate dilution in net tangible book per share of Common Stock of $10.15 from the initial public offering price per share. See "Dilution."

                                 USE OF PROCEEDS

         The net proceeds from the sale of the 2,500,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $26.8 million after deducting the estimated underwriting discounts and expenses of the Offering and based on an assumed initial public offering price of $12.00 per share. In the event the Underwriters' over-allotment option is exercised, the Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

         Approximately $15.0 million of the net proceeds will be used to repay outstanding debt under the Company's Credit Agreement with Mellon Bank, N.A. The Company entered into the Credit Agreement in July 1995 to obtain working capital and acquisition financing and to refinance certain existing debt. The Credit Agreement, as amended, provides a revolving line of credit which permits borrowings of up to $15.0 million at an interest rate equal to the prime rate plus 1.375% (9.625% at August 31, 1996). The bank has issued a commitment letter to increase this facility to $25.0 million at an interest rate of LIBOR plus 2.5% upon the completion of the Offering provided that the Offering results in minimum net proceeds to the Company of $24.0 million. Borrowings under the Credit Agreement were used to fund the MAB, TCD and Eastern acquisitions and to refinance indebtedness incurred in connection with the BRM acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

         The Company also will use a portion of the net proceeds to make distributions to shareholders of record on September 3, 1996, the date on which the Company terminated its S Corporation status (the "S Corporation Distributions"). The amount of the distributions will equal all undistributed S Corporation earnings, estimated at $3.0 million as of September 3, 1996, subject to final adjustment.

         The Company may use a portion of the net proceeds for future acquisitions. The Company regularly reviews various strategic acquisition opportunities and periodically engages in discussions regarding such possible acquisitions. Currently, the Company is not a party to any agreements or understandings regarding any material acquisitions; however, as the result of the Company's process of reviewing possible acquisition prospects, negotiations may occur from time to time if appropriate opportunities arise. The Company intends to use the remainder of its net proceeds for working capital and other general corporate purposes. Pending the uses described above, the Company intends to invest its net proceeds in short-term, investment-grade securities.


                            DIVIDEND POLICY AND PRIOR
                              S CORPORATION STATUS

         The Company historically was treated for federal and state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and under Pennsylvania law. As a result of the Company's status as an S Corporation, the Company's shareholders, rather than the Company, were taxed directly on the earnings of the Company for federal and certain state income tax purposes, whether or not such earnings were distributed. The Company made cash distributions to the current shareholders aggregating $658,000, $813,000, $1.1 million and $752,000 in respect of the Company's S Corporation earnings for 1993,

1994 and 1995, and for the six months ended June 30, 1996, respectively. On September 3, 1996 (the "Termination Date"), the Company terminated its status as an S Corporation and thereupon became subject to federal and state income taxes at applicable C Corporation rates.

         The Company declared a distribution to existing shareholders in an aggregate amount equal to the Company's undistributed S Corporation earnings through the Termination Date, which are estimated at $3.0 million, subject to final adjustment. The Company expects to pay the S Corporation Distributions with a portion of the net proceeds of this Offering. See "Use of Proceeds." The Company has also entered into a distribution and tax indemnification agreement with its current shareholders with respect to taxes resulting from the Company's operations during the period in which it was an S Corporation. See "Certain Transactions--Distribution and Tax Indemnification Agreement." Purchasers of shares of Common Stock in this Offering will not receive any of the S Corporation Distributions or any distribution with respect to any indemnification payment to the current shareholders.

         The Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. In addition, the Company's Credit Agreement prohibits the Company from paying cash dividends without the lender's prior consent. The Company currently intends to retain future earnings to finance its operations and fund the growth of its business. Any payment of future dividends will be at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the Company's Board of Directors deems relevant.

                                 CAPITALIZATION

         The following table sets forth as of June 30, 1996 the current portion of long-term debt and capitalized lease obligations and the actual capitalization of the Company and the pro forma, as adjusted, capitalization of the Company which gives effect to: (i) the MAB acquisition and (ii) the sale of the 2,500,000 shares of Common Stock in the Offering (at an assumed initial public offering price of $12.00 per share), and the application of the net proceeds therefrom as set forth in "Use of Proceeds." This table should be reviewed in conjunction with the Company's historical and pro forma financial statements and related notes appearing elsewhere in this Prospectus.

                                                                                         June 30, 1996
                                                                             --------------------------------------
                                                                                                     Pro Forma
                                                                                   Actual           As Adjusted
                                                                             ------------------  ------------------
                                                                                            (In thousands)

Current portion of long-term debt and capitalized lease obligations.......             $   101             $   270
                                                                             ==================  ==================
Long-term debt, net of current portion (1):
     Revolving credit agreement...........................................               7,118                323
     Capitalized lease obligations........................................                 238                387
     Convertible note payable.............................................                  --              1,000
                                                                             ------------------  ------------------
         Total long-term debt and capitalized lease obligations...........               7,356              1,710
Shareholders' equity:
     Preferred Stock, no par value,
         5,000,000 shares authorized;
         no shares issued or outstanding..................................                  --                --
     Common Stock, no par value,
         25,000,000 shares authorized;
         4,213,447 shares issued and outstanding, actual,
         6,713,447 shares issued and outstanding,
         pro forma as adjusted (2)........................................                537              26,756
     Unexercised warrant (3)..............................................                177                 177
     Unrealized gains on securities.......................................                 48                  48
     Retained earnings (4)................................................              2,388                   0
                                                                             ------------------  ------------------
         Total shareholders' equity.......................................              3,150               26,981
                                                                             ------------------  ------------------
         Total capitalization.............................................            $10,506              $28,691
                                                                             ==================  ==================

- ---------
(1) See Notes 7, 9 and 13 of Notes to Financial Statements for a description of the terms of the Company's debt.

(2) Excludes: (i) an aggregate of 464,390 shares of Common Stock reserved for issuance under the Company's 1995 Stock Option Plan, 1996 Stock Option Plan and 1996 Non-Employee Director Stock Option Plan; (ii) 240,591 shares of Common Stock reserved for issuance upon the exercise of warrants granted or expected to be granted to Mellon Bank, N.A.; and (iii) 83,333 shares of Common Stock reserved for issuance upon the conversion of the Company's $1.0 million Convertible Note (at an assumed conversion price of $12.00 per share). See "Acquisition History," "Management -- Stock Option Plans" and "Description of Capital Stock -- Warrants and Convertible Note."

(3) Reflects a warrant to purchase 175,531 shares of Common Stock at a nominal exercise price issued by the Company to Mellon Bank, N.A. in July 1995.

(4) Pro forma, as adjusted, retained earnings are reduced for the estimated S Corporation Distributions of $3.0 million but are partially offset by the establishment of a deferred tax asset of $81,000, assuming the Company converted from an S Corporation at June 30, 1996. S Corporation Distributions in excess of retained earnings at June 30, 1996 are deducted from Common Stock.

                                    DILUTION


         At June 30, 1996, the net tangible book value of the Company was approximately $(3.4) million, or $(0.80) per share of Common Stock. Net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. The pro forma net tangible book value, after giving effect to the MAB acquisition and the S Corporation Distributions but without giving effect to the Offering would have been $(14.3) million, or $(3.40) per share. After giving further effect to the sale by the Company of 2,500,000 shares of Common Stock in the Offering (assuming an initial public offering price of $12.00 per share) and the application of the estimated net proceeds therefrom after deducting estimated underwriting discounts and offering expenses payable by the Company, the pro forma net tangible book value of the Company at June 30, 1996 would have been approximately $12.4 million, or $1.85 per share of Common Stock. This represents an immediate increase in the pro forma net tangible book value of $5.25 per share of Common Stock to existing shareholders and an immediate dilution in pro forma net tangible book value of $10.15 per share of Common Stock to new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering per share..............................                                      $12.00
     Net tangible book value per share at
         June 30, 1996.................................................            $   (0.80)
     Pro forma adjustments.............................................                (2.60)
                                                                              ----------------
     Pro forma net tangible book value
         per share before the Offering.................................                (3.40)
     Increase per share attributable to new investors..................                 5.25
                                                                              ----------------
Pro forma net tangible book value per share, as adjusted
     for the Offering..................................................                                        1.85
                                                                                                    ----------------
Dilution per share to new investors....................................                                      $10.15
                                                                                                    ================


          The following table sets forth, as of June 30, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the Company's existing shareholders and by the new investors purchasing shares of Common Stock from the Company in the Offering (before deducting estimated underwriting discounts and offering expenses payable by the Company):


                                                Shares Purchased (1)               Total Consideration
                                            -----------------------------     -----------------------------
                                                                                                                Average Price
                                                Number          Percent           Amount         Percent          Per Share
                                            --------------    -----------     --------------   ------------   -----------------
Existing shareholders...................     4,213,447             62.8        $   537,326            1.8               $ 0.13
New investors...........................     2,500,000             37.2         30,000,000           98.2                12.00
                                            --------------    -----------     --------------   ------------
     Total..............................     6,713,447            100.0%       $30,537,326          100.0%
                                            ==============    ===========     ==============   ============

- --------

(1) Excludes: (i) an aggregate of 464,390 shares of Common Stock reserved for issuance under the Company's 1995 Stock Option Plan, 1996 Stock Option Plan and 1996 Non-Employee Director Stock Option Plan; (ii) 175,531 shares of Common Stock reserved for issuance to Mellon Bank, N.A. at a nominal exercise price and 65,060 shares reserved for issuance pursuant to warrants granted or expected to be granted with an exercise price equal to the initial public offering price; and (iii) 83,333 shares of Common Stock reserved for issuance upon the conversion of the Company's $1.0 million Convertible Note (at an assumed conversion price of $12.00 per share). See "Acquisition History," "Management -- Stock Option Plans" and "Description of Capital Stock -- Warrants and Convertible Note."

                      SELECTED FINANCIAL AND OPERATING DATA


         The selected financial and operating data of the Company for each of the five years in the period ended December 31, 1995 are derived from the financial statements of the Company which have been audited by Coopers & Lybrand L.L.P., independent accountants. The selected financial and operating data as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 are derived from the unaudited financial statements of the Company and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results of operations and financial position for such periods. The results for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year. The following data should be read in conjunction with the Company's actual and pro forma consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                      SELECTED FINANCIAL AND OPERATING DATA
                  (Dollars in thousands, except per share data)



                                                                           Years Ended December 31,
                                               ---------------------------------------------------------------------------------
                                                    1991          1992        1993         1994                 1995
                                               -------------- ------------ ----------- ------------ ----------------------------
                                                                                                                       Pro
                                                                                                       Actual      Forma(1)(2)
                                                                                                    ------------- --------------
Statement of Income Data:
   Revenue......................................     $ 3,792      $ 5,822     $ 7,445      $ 8,578       $12,733        $34,509
   Operating costs and expenses:
      Payroll and related expenses..............       1,892        3,058       4,123        4,558         6,797         16,412
      Selling, general and administrative expenses     1,457        2,013       2,391        2,674         4,042         12,531
      Depreciation and amortization expense.....          40           95         141          215           348          1,529
                                               -------------- ------------ ----------- ------------ ------------- --------------
         Income from operations.................         403          656         790        1,131         1,546          4,037
   Other income (expense).......................          (1)          15          11          (45)         (180)          (212)
                                               -------------- ------------ ----------- ------------ ------------- --------------
         Income before income taxes.............         402          671         801        1,086         1,366          3,825
   Pro forma provision for income taxes (4).....         160          268         320          434           546          1,659
                                               -------------- ------------ ----------- ------------ ------------- --------------
      Pro forma net income (4)..................   $     242     $    403    $    481     $    652     $     820     $    2,166
                                               ============== ============ =========== ============ ============= ==============
   Pro forma net income per share...............                                                       $    0.17(5)  $     0.35
                                                                                                    ============= ==============
   Pro forma weighted average shares outstanding                                                       4,745,229(5)   6,211,179
                                                                                                    ============= ==============
Operating Data:
   Total value of accounts referred.............   $ 178,529    $ 150,707   $ 199,108    $ 281,387     $ 431,927     $1,134,000
   Average fee..................................       14.4%        16.9%       20.2%        22.5%         22.4%            N/A


                 Six Months
               Ended June 30,
- ---------------------------------------------
    1995                   1996
- ------------- -------------------------------
                                   Pro
                 Actual       Forma (2)(3)
              ------------  -----------------

     $ 5,546      $12,543            $19,319

       2,956        5,954              9,479
       1,745        4,095              6,326
         116          423                833
- ------------- ------------  -----------------
         729        2,071              2,681
         (73)        (310)               (19)
- ------------- ------------  -----------------
         656        1,761              2,662
         262          704              1,129
- ------------- ------------  -----------------
    $    394    $   1,057          $   1,533
============= ============  =================
                $    0.22 (5)      $    0.25
              ============  =================
                4,750,259 (5)      6,216,209
              ============  =================

   $ 180,783    $ 373,499          $ 664,905
        21.7%        24.0%              24.3%


                                                                                                                June 30, 1996
                                                                          December 31,                       -------------------
                                               ---------------------------------------------------------                Pro Forma
                                                   1991          1992        1993       1994      1995     Actual     As Adjusted(6)
                                               ---------- ------------ ----------- ---------------------  ----------- --------------
Balance Sheet Data:
   Cash and cash equivalents...................    $ 355        $ 421       $ 562      $ 526     $  805    $    990     $  9,515
   Working capital.............................      179          362         445        473        812       2,458       11,600
   Total assets................................    1,546        2,177       2,449      4,106      7,873      14,655       35,263
   Long-term debt, net of current portion......      108          144          59        732      2,593       7,356        1,710
   Shareholders' equity........................      403          686         876      1,423      2,051       3,151       26,982

- -------

(1) Assumes that the acquisitions of MAB, TCD and Eastern occurred on January 1, 1995.

(2) Gives effect to: (i) the reduction of certain redundant operating costs and expenses that were immediately identifiable at the time of the acquisitions;
    (ii) the elimination of interest expense associated with acquisition related debt assumed to be repaid with offering proceeds; and (iii) the issuance of 1,715,950 shares of Common Stock (at an assumed initial public offering price of $12.00 per share) which, net of estimated underwriting commissions and offering expenses payable by the Company, would be sufficient to repay acquisition related debt of $15.0 million and to fund the distribution of undistributed S Corporation earnings through the Termination Date (estimated at $3.0 million) to existing shareholders of the Company. See Pro Forma Consolidated Financial Statements.

(3) Assumes that the acquisition of MAB occurred on January 1, 1996.

(4) Prior to the Termination Date, the Company operated as an S Corporation for income tax purposes and accordingly was not subject to federal or state income taxes prior to such date. Accordingly, the historical financial statements do not include a provision for federal and state income taxes for such periods. Pro forma net income has been computed as if the Company had been fully subject to federal and state income taxes for all periods presented. See Note 11 of Notes to Pro Forma Consolidated Financial Statements.

(5) Assumes that the Company issued 250,000 shares of Common Stock (at an assumed initial public offering price of $12.00 per share) to fund the distribution of undistributed S Corporation earnings (estimated at $3.0 million) through the Termination Date to existing shareholders of the Company.

(6) Gives effect to: (i) the MAB acquisition and (ii) the sale of the 2,500,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $12.00 per share) and the application of the net proceeds therefrom as set forth in "Use of Proceeds."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

         NCO is a leading provider of accounts receivable management and other related services such as customer service call centers, telemarketing, telephone-based auditing and other outsourced administrative services. In 1995, accounts receivable management services comprised more than 95% of the Company's revenue; however, the Company expects other related services to represent a greater portion of its business in the future. As a result of rapid internal growth and selected strategic acquisitions, the Company's revenue has grown from $7.4 million in 1993 to $34.5 million in 1995 on a pro forma basis, giving effect to the Eastern, TCD and MAB acquisitions. Currently, NCO operates eight call centers with 689 workstations in Pennsylvania, New York, Maryland, Ohio, Kansas and Colorado.

         The Company has historically generated substantially all of its revenue from the recovery of delinquent accounts receivable on a contingency fee basis. Contingency fees typically range from 15% to 35%, but can range from 6% for the management of accounts placed early in the recovery cycle to 50% for accounts which have been serviced extensively by the client or by other third-party providers. In addition, the Company generates revenue from fixed fees for certain accounts receivable management and other related services. Revenue is earned and recognized upon collection of the accounts receivable for contingency fees and as work is performed for fixed fee services. Although its average accounts receivable management fee has increased from 20.2% in 1993 to 24.0% for the six months ended June 30, 1996, the Company expects to remain among the low cost providers of accounts receivable management services; accordingly, the Company does not expect its average contingency fee to increase materially in the future. The Company enters into contracts with most of its clients which define, among other things, fee arrangements, scope of services and termination provisions. Clients may usually terminate such contracts on 30 or 60 days notice. In the event of termination, however, clients typically do not withdraw accounts referred to the Company prior to the date of termination, thus providing the Company with an ongoing stream of revenue from such accounts which diminishes over time.

         The Company's costs consist principally of payroll and related costs, selling, general and administrative costs, and depreciation and amortization. Payroll costs and related expenses consist of wages and salaries, commissions, bonuses and benefits for all employees of the Company, including management and administrative personnel. As the Company has grown, payroll costs as a percentage of revenue have gradually declined. Selling, general and administrative expenses, which include postage, telephone and mailing costs, and other costs of collections as well as expenses which directly support the operations of the business including facilities costs, equipment maintenance, sales and marketing, data processing, professional fees and other management costs, have remained relatively constant as a percentage of revenue since 1993.

         Since 1994, the Company has made four acquisitions which have had a significant impact on the Company's financial condition and results of operations. With the BRM, Eastern, TCD and MAB acquisitions, the Company has:
(i) increased its penetration of the utilities, healthcare, financial services and telecommunications markets; (ii) established a presence in the education and insurance markets; (iii) increased its base of national clients; and (iv) expanded NCO's geographic presence by adding six offices in six states. Pro forma revenues from these four acquired businesses accounted for approximately 69.5% of the Company's pro forma revenue in 1995. With this rapid increase in revenues, the Company has been able to achieve significant economies of scale by eliminating certain redundant expenses, reducing the workforce of the acquired companies, and in the case of BRM and Eastern, closing two offices. The Company regularly reviews various strategic acquisition opportunities and periodically engages in discussions regarding such possible acquisitions.

         To date, all of the Company's acquisitions have been accounted for under the purchase method of accounting with the results of the acquired companies included in the Company's statements of income beginning on the date of acquisition. In pursuing acquisitions, the Company typically seeks to serve new geographic markets or industries, expand its presence in its existing markets or add complementary services. Upon completion of an acquisition, the Company immediately focuses on achieving operating efficiencies by eliminating redundant expenses and reducing certain other expenses to levels consistent with the Company's current operating results. Included elsewhere in this prospectus are Pro Forma Consolidated Financial Statements which show the effect of the Eastern, TCD and MAB acquisitions as if the results of each acquired company had been included in the Company's statement of income throughout the year ended December 31, 1995 and the six months ended June 30, 1996 and for balance sheet purposes at June 30, 1996.

         For the periods shown, the Company had been treated for federal and state income tax purposes as an S Corporation. As a result, the Company's shareholders, rather than the Company, were taxed directly on the earnings of the Company for federal and certain state income tax purposes. The Company terminated its status as an S Corporation effective September 3, 1996 and is now subject to federal and state income taxes at applicable C Corporation rates. Accordingly, the pro forma provision for income taxes assumes that the Company was subject to federal and state income taxes for all prior periods.

Results of Operations

         The following tables set forth income statement data on an historical and pro forma basis as a percentage of revenue:

                                                   Years Ended December 31,                 Six Months Ended June 30,
                                          -------------------------------------------    -------------------------------
                                             1993       1994             1995              1995             1996
                                          ----------  ---------  --------------------    ---------  --------------------
                                                                               Pro                                Pro
                                                                  Actual      Forma                  Actual      Forma
                                                                 ---------   --------               ---------  ---------
Revenue                                      100.0%     100.0%     100.0%     100.0%       100.0%     100.0%     100.0%
Operating costs and expenses:
    Payroll and related expenses...........   55.4       53.1       53.4       47.6         53.3       47.5       49.1
    Selling, general and administrative
      expenses.............................   32.1       31.2       31.7       36.3         31.5       32.6       32.7
    Depreciation and amortization expense..    1.9        2.5        2.7        4.4          2.1        3.4        4.3
                                          ----------  ---------  ---------   --------    ---------  ---------  ---------
            Total..........................   89.4       86.8       87.8       88.3         86.9       83.5       86.1
                                          ----------  ---------  ---------   --------    ---------  ---------  ---------
    Income from operations.................   10.6       13.2       12.2       11.7         13.1       16.5       13.9
Other income (expense).....................    0.1       (0.5)      (1.4)      (0.6)        (1.3)      (2.5)      (0.1)
                                          ----------  ---------  ---------   --------    ---------  ---------  ---------
    Income before income taxes.............   10.7       12.7       10.8       11.1         11.8       14.0       13.8
Pro forma provision for income taxes.......    4.3        5.1        4.3        4.8          4.7        5.6        5.8
                                          ----------  ---------  ---------   --------    ---------  ---------  ---------
    Pro forma net income...................    6.4%       7.6%       6.5%       6.3%         7.1%       8.4%       8.0%
                                          ==========  =========  =========   ========    =========  =========  =========


Pro Forma Compared to Actual Results of Operations

         Pro forma operating data for the year ended December 31, 1995 and the six months ended June 30, 1996 assume that the MAB, TCD and Eastern acquisitions were consummated at the beginning of the respective periods. Pro forma adjustments have been made to reflect the elimination of certain expenses that were immediately identifiable at the time of the acquisitions, including the immediate elimination of certain redundant collection and administrative personnel. See "Acquisition History -- Financial Impact of Acquisitions" and "Notes to Pro Forma Consolidated Financial Statements." In each of the acquisitions, the Company acquired businesses with higher cost structures than the Company. In the months following the acquisitions of TCD, Eastern and BRM, the Company leveraged its infrastructure to realize additional operating efficiencies in order to bring the cost structure of acquired companies in line with NCO's current operating results. These other cost savings include: (i) further reductions in payroll and related expenses relating primarily to redundant collections and administrative personnel, (ii) further reduction in rent and other facilities costs, and (iii) reduction in certain expenses such as telephone, mailing and data processing. Management believes it will realize similar cost savings from the MAB acquisition, although no assurances can be given that such cost savings will be realized. Due to the higher cost structures of the acquired businesses and the fact that all expected expense savings are not reflected in pro forma adjustments, certain pro forma operating percentages compare unfavorably to actual operating percentages for the periods under consideration.

Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995

         Revenue. Revenue increased $7.0 million or 126.1% to $12.5 million for the six-month period ended June 30, 1996 from $5.5 million for the comparable period in 1995. Of this increase, $3.7 million was attributable to the TCD acquisition completed in January 1996, and $1.0 million was attributable to the Eastern acquisition completed in August 1995. Additionally, $973,000 of the increase was due to a full six months of revenue in 1996 from a contract awarded to the Company by a government agency in April 1995. Revenue from other related services, which became an area of focus in 1996, increased $586,000 to $682,000 for the six months ended June 30, 1996 from $96,000 for the comparable period in 1995. The balance of the revenue increase was attributable to the addition of new clients and a growth in business from existing clients.

         Payroll and related expenses. Payroll and related expenses increased $3.0 million to $6.0 million for the six months ended June 30, 1996 from $3.0 million for the comparable period in 1995, but decreased as a percentage of revenue to 47.5% from 53.3%. The decrease in payroll and related expenses as a percentage of revenue was primarily the result of spreading the relatively fixed costs of management and administrative personnel over a larger revenue base, as well as eliminating redundant administrative staff following the TCD and Eastern acquisitions.

         Selling, general and administrative expenses. Selling, general and administrative expenses increased $2.4 million to $4.1 million for the six months ended June 30, 1996, from $1.7 million for the comparable period in 1995, and also increased as a percentage of revenue to 32.6% from 31.5%. A large percentage of the increase was due to the increased costs associated with litigation management services performed by the Company on behalf of its clients in states where the laws are more conducive to the utilization of the legal process for the recovery of delinquent accounts. In addition, the Company experienced increased costs as a result of a change in business mix which required the increased use of national databases and credit reporting services. These increases were offset in part by operating efficiencies resulting from the TCD acquisition.

         Depreciation and amortization. Depreciation and amortization increased to $423,000 for the six months ended June 30, 1996 from $116,000 for the comparable period in 1995. Of this increase, $233,000 was a result of the TCD and Eastern acquisitions. The remaining $74,000 consisted of amortization of deferred financing charges and depreciation resulting from capital expenditures incurred in the ordinary course of business.

         Other income (expense). Interest expense increased $309,000 for the six months ended June 30, 1996 from the comparable period in 1995, primarily due to increased borrowings associated with the acquisitions of TCD and Eastern. Other income (expense) for the six months ended June 30, 1995, also included a loss from the disposal of assets of $49,000.

         Pro forma net income. Pro forma net income increased to $1.1 million for the six months ended June 30, 1996 from $394,000 for the comparable period in 1995, a 168% increase. Pro forma net income includes a provision for federal and state income taxes at an assumed rate of 40% for the six months ended June 30, 1996 and 1995.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

         Revenue. Revenue increased $4.2 million or 48.4% to $12.7 million in 1995 from $8.6 million in 1994. In 1995, the Company initiated a marketing program targeted at larger, national accounts. As a result, the Company experienced 38% internal growth from the addition of new clients and growth in business from existing clients. This growth includes approximately $1.3 million from a contract with a governmental agency awarded in April 1995. In addition to strong internal growth, approximately $808,000 of the increase in revenue was attributable to the Eastern acquisition, and $437,000 was attributable to a full year of operations of BRM in 1995 versus eight months in 1994. This was partially offset by a decrease in revenue from outsourcing projects to $259,000 in 1995 from $357,000 in 1994. Approximately $300,000 of revenue from outsourcing projects in 1994 was from a one-time project completed in the first quarter of 1994.

         Payroll and related expenses. Payroll and related expenses increased $2.2 million to $6.8 million in 1995 from $4.6 million in 1994, and increased slightly as a percentage of revenue to 53.4% from 53.1%. During the fourth quarter of 1995, the Company hired a Vice President of Collection, as well as 20 additional telephone representatives necessary for two outsourcing projects which did not generate revenue until the first quarter of 1996. In addition, the one-time outsourcing project completed during the first quarter of 1994 had lower payroll and related expenses as a percentage of revenue. The increases in personnel were partially offset by spreading the relatively fixed costs of the Company's management and administrative personnel over a larger revenue base, as well as the elimination of redundant administrative staff related to the Eastern acquisition.

         Selling, general and administrative expenses. Selling, general and administrative expenses increased $1.3 million to $4.0 million in 1995, from $2.7 million in 1994 and increased as a percentage of revenue to 31.7% from 31.2%. These increases were primarily due to higher data processing and facilities costs in anticipation of growth and to allow for the rapid assimilation of the

TCD acquisition in the first quarter of 1996 without having to purchase short-term administrative services from the parent company of TCD during the post-acquisition transition.

         Depreciation and amortization. Depreciation and amortization increased to $348,000 in 1995 from $215,000 in 1994. Of this increase, $90,000 was attributable to the Eastern and BRM acquisitions. The remaining $43,000 consisted of amortization of deferred financing charges and depreciation resulting from capital expenditures incurred in the ordinary course of business.

         Other income (expense). Interest expense increased to $180,000 in 1995 from $72,000, primarily due to increased borrowings associated with the Eastern and BRM acquisitions. The Company recorded a $49,000 loss from the disposal of assets in 1995.

         Pro forma net income. Pro forma net income increased to $820,000 for the year ended December 31, 1995 from $652,000 in 1994, representing a 25.7% increase. Pro forma net income includes a provision for federal and state income taxes at an assumed rate of 40% for the years ended December 31, 1995 and 1994.

 Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

         Revenue. Revenue increased $1.2 million or 15.2% to $8.6 million in 1994 from $7.4 million in 1993. Of this increase, $959,000 was attributable to the BRM acquisition completed in April 1994. The remainder of the increase was due to the addition of new clients and from growth in business from existing clients, partially offset by a reduction resulting from the completion of the one-time client project in February 1994.

         Payroll and related expenses. Payroll and related expenses increased $436,000 to $4.6 million in 1994 from $4.1 million in 1993, but as a percentage of revenue, decreased to 53.1% from 55.4%. Payroll and related expenses as a percentage of revenue were lower in 1994 primarily as a result of spreading the relatively fixed costs of the Company's management and administrative personnel over a larger revenue base, as well as the elimination of duplicative administrative staff related to the BRM acquisition.

         Selling, general and administrative expenses. Selling, general and administrative expenses increased $283,000 to $2.7 million in 1994, from $2.4 million in 1993. As a percentage of revenue, selling, general and administrative expenses decreased to 31.2% from 32.1%. During 1993, the Company performed services under a one-time contract which had a lower cost structure than the Company's core business; however, in 1994, the Company was able to achieve economies of scale by spreading its fixed costs over a larger revenue base. The Company also closed an office and eliminated duplicative costs in connection with the BRM acquisition.

         Depreciation and amortization. Depreciation and amortization increased to $215,000 in 1994 from $141,000 in 1993. Of this increase, $61,000 was the result of the BRM acquisition. The remaining $13,000 consisted of depreciation resulting from capital expenditures incurred in the ordinary course of business.

         Other income (expense). Interest expense increased to $72,000 in 1994 from $14,000 in 1993, primarily due to increased borrowings associated with the BRM acquisition.

         Pro forma net income. Pro forma net income increased to $652,000 for the year ended December 31, 1994 from $481,000 in 1993, representing a 35.6% increase. Pro forma net income includes a provision for federal and state income taxes at an assumed rate of 40% for the years ended December 31, 1994 and 1993.

Quarterly Results

         The following table sets forth selected actual historical financial data for the calendar quarters of 1994 and 1995, and for the first two calendar quarters of 1996. This quarterly information is unaudited but has been prepared on a basis consistent with the Company's audited financial statements presented elsewhere herein and, in the Company's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                        Quarter Ended
                             ------------------------------------------------------------------------------------------------------
                                               1994                                  1995                           1996
                             -------------------------------------- ---------------------------------------- ----------------------
                               Mar.     Jun.      Sept.     Dec.      Mar.      Jun.       Sept.     Dec.      Mar.      Jun.
                                31       30        30        31        31        30         30       31        31         30
                             -------------------------------------- ----------------------------------------- ---------------------
(dollars in thousands)

Revenue......................$ 2,087    $2,147    $2,188    $2,156    $2,544    $3,002    $3,480    $3,707    $6,044    $6,499
Income from operations.......    431       173       280       247       244       485       496       320       915     1,156
Net income...................    436       160       262       228       227       429       460       250       760     1,001



                                                                        Quarter Ended
                             ------------------------------------------------------------------------------------------------------
                                               1994                                      1995                           1996
                             ---------------------------------------- ------------------------------------------ ------------------
                               Mar.     Jun.      Sept.       Dec.       Mar.     Jun.      Sept.      Dec.        Mar.     Jun.
                                31       30        30          31         31       30        30         31          31       30
                             ----------------------------------------- ----------------------------------------- ------------------
(as a percentage of revenue)

Revenue......................   100.0%   100.0%     100.0%      100.0%   100.0%   100.0%      100.0%     100.0%     100.0%   100.0%
Income from operations.......    20.7      8.0       12.8        11.5      9.6     16.2        14.3        8.6       15.1     17.8
Net income...................    20.9      7.4       12.0        10.6      8.9     14.3        13.2        6.7       12.6     15.4


         In the past, the Company has experienced quarterly fluctuations in operating expenses. Due to the low revenue base of the Company at the time these costs were incurred, the impact of these fluctuations was more significant than if they had occurred at the Company's current revenue base. For instance, the fourth quarter of 1995 included additional costs primarily due to increases in data processing and facilities costs in anticipation of growth and to allow for the rapid assimilation of the TCD acquisition. The second quarter of 1994 included $94,000 of moving and acquisition costs related to the BRM acquisition. The first quarter of 1994 included $300,000 of revenue related to the completion of a project which had a lower than normal cost structure.

         The Company could experience quarterly variations in revenue and operating income as a result of many factors, including the timing of clients' referrals of accounts, the timing of acquisitions that may be effected in the future, the timing of the hiring of personnel, the timing of additional selling, general and administrative expenses incurred to support new business and changes in the Company's revenue mix among its various service offerings. In connection with certain contracts, the Company could incur costs in periods prior to recognizing revenue under those contracts. In addition, the Company must plan its operating expenditures based on revenue forecasts, and a revenue shortfall below such forecast in any quarter would likely adversely affect the Company's operating results for the quarter. While the effects of seasonality of NCO's business have historically been obscured by its rapid growth, the Company's business tends to be slower in the third and fourth quarter of the year due to the summer and the holiday seasons.

Liquidity and Capital Resources

         The Company's primary sources of cash have historically been cash flow from operations and bank borrowings. Cash has been used for acquisitions of accounts receivable management companies and distributions to shareholders, and for purchases of equipment and working capital to support the Company's growth.

         Cash provided by operating activities was $1.7 million, $2.0 million, $1.1 million, and $980,000 for the six months ended June 30, 1996, and for the years 1995, 1994, and 1993, respectively. The increases in each period were due to increases in net income before non-cash charges which were partially offset by cash used for working capital during the six months ended June 30, 1996 and the calendar year 1994; and partially increased by decreases in working capital for the years 1993 and 1995.

Cash used in investing activities was $5.3 million, $2.0 million, $1.1 million, and $135,000 for the six months ended June 30, 1996 and for the years 1995, 1994, and 1993, respectively. In April 1994 the Company purchased certain assets of BRM for consideration consisting in part of $1.0 million in cash and the issuance of a $127,000 promissory note. In August 1995, the Company purchased certain assets of Eastern for $1.6 million in cash and the assumption of a non-interest bearing note payable of $252,000 and certain other accounts payable in the amount of $209,000. In January 1996, the Company purchased all the assets of TCD for $4.8 million in cash. In September 1996, the Company purchased all the outstanding stock of MAB for $8.0 million in cash and the issuance of a $1.0 million, five-year convertible note to the principal shareholder of MAB. The note is convertible into the Common Stock of the Company at the initial public offering price and bears interest payable monthly at a rate of 8.0% per annum. The Company financed the cash portion of these acquisitions with bank borrowings. These acquisitions collectively resulted in goodwill estimated at $14.5 million, which is being amortized at approximately $749,000 per year. See "Acquisition History."

         Cash provided by financing activities was $3.8 million and $280,000 for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively. Cash used in financing activities was $35,000 and $704,000 in 1994 and 1993, respectively. Bank borrowings have been the Company's primary source of cash from financing activities and have been used for distributions to shareholders and for acquisitions of accounts receivable management companies. The Company borrowed from its bank $4.5 million, $2.4 million and $1.0 million for the six months ended June 30, 1996 and the years 1995 and 1994, respectively. Distributions to shareholders were $752,000, $1.1 million, $813,000 and $658,000 for the six months ended June 30, 1996 and the years 1995, 1994, and 1993, respectively. The Company expects to distribute previously undistributed S Corporation earnings through the Termination Date (which are expected to be approximately $3.0 million) using a portion of the net proceeds of the Offering. See "Use of Proceeds" and "Dividend Policy and Prior S Corporation Status."

         In July 1995 the Company entered into a revolving credit agreement which provided for borrowings up to $7.0 million at an interest rate equal to prime plus 1.375%, which was recently increased to $15.0 million, to be utilized for working capital and strategic acquisitions. The revolving credit line is collateralized by substantially all the assets of the Company and includes certain financial covenants such as maintaining minimum working capital and net worth requirements and includes restrictions on capital expenditures and distributions to shareholders. The Company has received a commitment letter from its bank to increase the revolving credit facility to $25.0 million and decrease the rate of interest to 2.5% above LIBOR upon completion of the Offering provided that the Company receives minimum net proceeds of $24.0 million from the Offering.

         In connection with entering into the original revolving credit agreement, the Company recorded deferred charges of approximately $135,000 relating primarily to bank and legal fees. The Company also issued a warrant to the bank exercisable for an aggregate of 175,531 shares of the Company's Common Stock. The warrant expires on July 31, 2005 and is exercisable for nominal consideration. The warrant has been capitalized on the balance sheet as deferred charges and is being amortized over the four-year life of the credit facility. In connection with the expansion of the line of credit in September 1996, the Company recorded deferred charges of $120,000 primarily relating to bank charges and legal fees. In addition, the Company issued an additional warrant to the bank for 46,560 shares of Common Stock. The Company expects to grant an additional warrant to purchase 18,500 shares of Common Stock at an exercise price equal to the initial public offering price in consideration for the increase in the revolving credit facility.

         The Company believes that funds generated from operations, together with existing cash, the net proceeds from the Offering and available borrowings under its revolving credit line will be sufficient to finance its current operations and planned capital expenditure requirements and internal growth at least through 1997. In addition, the Company believes it will have sufficient funds to make selected acquisitions. However, the Company could require additional debt or equity financing if it were to make any significant acquisitions for cash. The Company has no current commitments or agreements with respect to any acquisitions.

         The Company will account for corporate income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109). On the Termination Date and upon application of SFAS No. 109, a net deferred tax asset of $81,000, representing cumulative temporary differences, was recorded in the financial statements.

Recently Issued Accounting Standard

         In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, ("SFAS 123") "Accounting for Stock-Based Compensation," which was adopted by the Company January 1, 1996. SFAS 123 affords two acceptable methods to account for stock-based compensation. Companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but would be required to disclose in a note to the financial statements pro forma net income and, if presented, earnings per share as if the company had applied the new method of accounting. The accounting requirements of the new method are effective for all employee awards granted after the beginning of the year of adoption. The Company has elected the disclosure alternative allowed under SFAS 123 and has not recorded expense pursuant to the fair value method. Adoption of the new standard will have no effect on the Company's cash flows.

                                    BUSINESS

         NCO is a leading provider of accounts receivable management and related services utilizing an extensive teleservices infrastructure. The Company develops and implements customized accounts receivable management solutions for clients' delinquent and current accounts. From eight call centers located in six states, the Company employs advanced workstations and sophisticated call management systems comprised of predictive dialers, automated call distribution systems, digital switching and customized computer software. Through efficient utilization of its technology and intensive management of human resources, the Company has achieved rapid growth in recent years. Since April 1994, the Company has made four acquisitions which have enabled it to increase its penetration of existing markets, establish a presence in certain new markets and realize significant operating efficiencies. In addition, the Company has leveraged its infrastructure by offering additional services including telemarketing, customer service call centers and other outsourced administrative services. The Company believes that it is among the 15 largest accounts receivable management companies in the United States.

         The Company provides its services principally to mid- to large-size educational organizations, financial institutions, healthcare organizations, telecommunications companies, utilities and government entities. In 1995, the Company provided services to such companies as Bell Atlantic Corporation, First Union Corporation, George Washington University Hospital, NationsBank and the University of Pennsylvania. The Company is paid on a contingency or fixed fee basis and seeks to develop long-term relationships with its clients.

Industry Background

         Increasingly, companies are outsourcing many non-core functions to focus on revenue generating activities, reduce costs and improve productivity. In particular, many large corporations are recognizing the advantages of outsourcing accounts receivable management. This trend is being driven by a number of industry-specific factors. First, the complexity of accounts receivable management functions in certain industries has increased dramatically in recent years. For example, with the increasing popularity of HMOs and PPOs, healthcare institutions now face the challenge of billing not only large insurance companies but also individuals who are required to pay small, one-time co-payments. Second, changing regulations and increased competition in certain industries such as utilities and telecommunications have created new outsourcing opportunities. Third, the ability to implement cost-effective specialized accounts receivable management, customer support and telemarketing programs has improved dramatically in recent years with the development of sophisticated call and information systems. These programs require substantial capital investment, technical capabilities, human resource commitments and extensive management supervision.

         The emphasis on cost-effective outsourcing solutions, the increasing sophistication of call center technology and the efficacy of third-party intervention in the recovery process has resulted in the steady growth of the accounts receivable management industry. Based on studies published by the ACA, an industry trade group, it is estimated that receivables referred to third parties for management and recovery in the United States increased from approximately $43.7 billion in 1990 to approximately $79.0 billion in 1994. The leading market segments within the overall accounts receivable management market are healthcare organizations, financial institutions and utilities which represented approximately 43%, 15% and 12%, respectively, or an aggregate of 70%, of total industry referrals in 1994.

         The accounts receivable management industry is highly fragmented. Based on information obtained from the ACA, there were approximately 7,600 accounts receivable management companies in operation in 1994, the majority of which were small local businesses. The Company believes that many small accounts receivable management companies have insufficient capital to expand and invest in call center technology and sophisticated workstations and are unable to adequately meet the standards demanded by businesses seeking to outsource their accounts receivable recovery function. In addition, there are a limited number of options for owners of such businesses to obtain liquidity or to sell their businesses. As a result, the Company believes that the industry will experience consolidation in the future and that strategic acquisition opportunities will continue to become available.

Business Strategy

         The Company strives to be a cost-effective, client service driven provider of accounts receivable management and other related teleservices to companies with substantial outsourcing needs. To achieve this goal, the Company's business strategy is based on the following key elements:

         Efficient Utilization of Technology and Management Infrastructure to Improve Productivity. Efficient use of technology and intensive management of human resources enables the Company to provide cost-effective client solutions and perform large scale accounts receivable management programs. The Company has made a substantial investment in its teleservices infrastructure and is committed to utilizing the best available technologies to achieve operational efficiencies. This investment has enabled the Company to rapidly and efficiently integrate the acquisitions it has made. For example, in the TCD acquisition, the Company was able to reduce the workforce of 148 employees by approximately 40% while maintaining the same revenue base. The Company believes that its infrastructure is capable of supporting additional growth internally or through acquisitions without commensurate increases in costs.

         Commitment to Client Service. NCO is committed to providing superior service to its clients. The Company works closely with its clients to identify particular needs, design appropriate recovery strategies and implement customized accounts receivable management programs. The Company maintains a client service department to promptly address client issues, assigns dedicated field service representatives to assist larger clients and offers clients the ability to electronically communicate with the Company and monitor operational activity.

         Offer Low Cost Solutions. The Company seeks to be a low cost provider of accounts receivable management services. To maintain a low cost structure, the Company focuses on centralizing all administrative functions and minimizing overhead at all branch locations. For example, the Company has centralized such functions as payment processing, information systems, accounting, sales and marketing and human resources.

         Target Larger Clients. The Company continues to focus on expanding its base of larger clients while at the same time continuing to pursue mid-size prospects that have traditionally comprised the Company's client base. While the Company's traditional clients have provided a stable revenue base, the Company believes that larger clients offer significant cross-selling opportunities as they continue to outsource more of their accounts receivable management, customer support and telemarketing functions. The Company believes that its size and increasing geographic diversity will help it to obtain larger national clients.

Growth Strategy

         In light of the increasing volume of accounts receivable referred for third party management, the greater emphasis on the outsourcing of non-core competencies by businesses and the fragmented nature of the industry, the Company believes there are significant opportunities to expand its business. The Company's growth strategy includes the following key elements:

         Actively Pursue Strategic Acquisitions. The Company intends to take advantage of the fragmented nature of the accounts receivable management industry, along with opportunities in related industries, by making strategic acquisitions. Through selected acquisitions, the Company will seek to serve new geographic markets or industries, expand its presence in its existing vertical markets or add complementary service applications. For example, through the MAB acquisition, management believes that the Company will be able to further its penetration of the education market and expand its presence in the financial services market in the Midwest and Southern regions of the United States. The Company evaluates acquisitions using numerous criteria including size, management strength, service quality, industry focus, diversification of client base, operating characteristics and the ability to integrate the acquired businesses into the Company's operations and eliminate redundant costs.

         Increase Market Penetration. The Company believes that its long-standing reputation as a quality provider of cost-effective accounts receivable management services is one of its most significant competitive advantages and intends to continue to build upon its reputation. The Company continually strives to increase its share of its clients' accounts receivable management business and to obtain new clients that have outsourced or are seeking to outsource these services. In particular, the Company will continue to focus on the education, financial services, healthcare, telecommunications and utilities industries. These industries include many large corporations which rely heavily on third-party providers for a substantial portion of their accounts receivable management needs. In addition, the Company believes there is significant opportunity for growth in certain new market segments, such as the retail credit card and insurance industries, in which it can leverage its accumulated business expertise and call center infrastructure.

         Expand Service Offerings. The Company regularly seeks to expand the array of services offered to clients by cross-selling existing services and by developing new value-added services that strengthen its long-term relationship with existing clients. For example, the Company has already begun providing other outsourced administrative services such as customer service call centers, telemarketing, telephone-based auditing and other administrative services outsourcing. Substantially all of these services are presently provided to clients who utilize NCO's accounts receivable management services; however, in the future, the Company plans to market these services to existing and new clients.

Accounts Receivable Management Services

         The Company provides a wide range of accounts receivable management services to its clients utilizing an extensive teleservices infrastructure. Although most of the Company's accounts receivable management services to date have focused on recovery of traditional delinquent accounts, the Company does engage in the recovery of current receivables and early stage delinquencies. The Company generates substantially all of its revenue from the recovery of delinquent accounts receivable on a contingency fee basis. In addition, the Company generates revenue from fixed fees for certain accounts receivable management and other related services. Contingency fees typically range from 15% to 35%, but can range from 6% for the management of accounts placed early in the accounts receivable cycle to 50% for accounts which have been serviced extensively by the client or by third-party providers.

         Recovery activities typically include the following:

         Management Planning. The Company's approach to accounts receivable management for each client is determined by a number of factors including account size and demographics, the client's specific requirements and management's estimate of the collectability of the account. The Company has developed a library of standard processes for accounts receivable management which is based upon its accumulated experience. The Company will integrate these processes with its client's requirements to create a customized recovery solution. In many instances, the approach will evolve and change as the relationship with the client develops and both parties evaluate the most effective means of recovering accounts receivable. The Company's standard approach, which may be tailored to the specialized requirements of its clients, defines and controls the steps that will be undertaken by the Company on behalf of the client and the manner in which data will be reported to the client. Through its systemized approach to accounts receivable management, the Company removes most decision making from the recovery staff and ensures uniform, cost-effective performance.

         Once the approach has been defined, the Company electronically or manually transfers pertinent client data into its information system. Once the client's records have been established in the Company's system, the Company commences the recovery process.

         The following chart depicts the key steps of the recovery process:


  [A diagram depicting the accounts receivable recovery process appears here.]

         Skip Tracing. In cases where the customer's telephone number or address is unknown, the Company systematically searches the United States Post Office National Change of Address service, consumer data bases, electronic telephone directories, credit agency reports, tax assessor and voter registration records, motor vehicle registrations, military records and other sources. The geographic expansion of banks, credit card companies, national and regional telecommunications companies and managed healthcare providers along with the mobility of consumers has increased the demand for locating the client's customers. Once the Company has located the customer, the notification process can begin.

         Account Notification. The Company initiates the recovery process by forwarding an initial letter which is designed to seek payment of the amount due or open a dialogue with customers who cannot afford to pay at the current time. This letter also serves as an official notification to each customer of their rights as required by the federal Fair Debt Collection Practices Act. The Company continues the recovery process with a series of mail and telephone notifications. Telephone representatives remind the customer of their obligation, inform them that their account has been placed for collection with the Company and begin a dialogue to develop a payment program.

         Credit Reporting. At a client's request, the Company will electronically report delinquent accounts to one or more of the national credit bureaus where it will remain for a period of up to seven years. The denial of future credit often motivates the payment of all past due accounts.

         Litigation Management. When account balances are sufficient, the Company will also coordinate litigation undertaken by a nationwide network of attorneys that the Company utilizes on a routine basis. Typically, account balances must be in excess of $1,000 to warrant litigation and the client is asked to advance legal costs such as filing fees and court costs. The Company's Collection Support staff manages the Company's attorney relationships and facilitates the transfer of all necessary documentation.

         Payment Process. After the Company receives payment from the customer, it either remits the amount received net of its fee to the client or remits the entire amount received to the client and bills the client for its services.

         Activity Reports. Clients are provided with a system-generated set of standardized or customized reports that fully describes all account activity and current status. These reports are typically generated monthly, however, the information included in the report and the frequency that the reports are generated can be modified to meet the needs of the client.

         Quality Tracking. The Company emphasizes quality control throughout all phases of the accounts receivable management process. Some clients may specify an enhanced level of supervisory review and others may request customized quality reports. Large national credit grantors will typically have exacting performance standards which require sophisticated capabilities such as documented complaint tracking and specialized software to track quality metrics to facilitate the comparison of the Company's performance to that of its peers.

Other Services

         The Company selectively provides other related services which complement its traditional accounts receivable management business and which leverage its teleservices infrastructure. The Company believes that the following services will provide additional growth opportunities for the Company.

         Telemarketing. The Company provides telemarketing services for clients, including lead generation and qualification and the actual booking of appointments for a client's sales representatives.

         Customer Service Call Center. The Company utilizes its communications and information system infrastructure to supplement or replace the customer service function of its clients. For example, the Company is currently engaged by an electric utility to function as its customer service department to field and respond to calls concerning new services which the utility is beginning to develop and offer. In this manner, the utility can focus on developing these services without investing the resources to build the in-house infrastructure necessary to respond to customer inquiries.

         Accounts Receivable Outsourcing. The Company complements existing service lines by offering adjunct billing services to clients as an outsourcing option. Additionally, the Company can assist healthcare clients in the billing and management of third party insurance.

         Custom Designed Business Applications. The Company has the ability to provide outsourced administrative and other back-office responsibilities currently conducted by its clients. For example, the Company was recently engaged by a national health insurer to assume all administrative operations for its COBRA and individual conversion coverage, including all responsibility for premium billing and payment processing, customer service call center and policy fulfillment. The Company also was engaged by a major Blue Cross plan to audit its base of small business employer accounts to determine if individuals insured through these accounts were, in fact, employees.

Operations

         Technology and Infrastructure. Over the past five years, the Company has made a substantial investment in its call management systems such as predictive dialers, automated call distribution systems, digital switching and customized computer software. As a result, the Company believes it is able to address accounts receivable management activities more reliably and more efficiently than many other accounts receivable management companies. The Company's systems also permit network access to enable clients to electronically communicate with NCO and monitor operational activity on a real-time basis.

         NCO provides its accounts receivable management services through the operation of eight state-of-the-art call centers which are electronically linked through the MFS Datanet ATM Network. The Company utilizes two Unix-based NCR 3455 computers which provide necessary redundancy (either computer can operate the system in the event of the failure of the other) and excess capacity for future growth. The computers are linked via network servers to the Company's 689 workstations which consist of personal computers and terminals that are linked to the microcomputers but do not have separate processors.

         The Company maintains a predictive dialer at each of its Blue Bell, Pennsylvania and Cleveland, Ohio facilities to address its low balance, high volume accounts. These systems scan the Company's database and simultaneously initiate calls on all available telephone lines and determine if a live connection is made. Upon determining that a live connection has been made, the computer immediately switches the call to an available representative and instantaneously displays the associated account record on the representative's workstation. Calls that reach other signals, such as a busy signal, telephone company intercept or no answer, are tagged for statistical analysis and placed in priority recall queues or multiple-pass calling cycles. The system also automates virtually all recordkeeping and follow-up activities including letter and report generation. The Company's automated method of operations dramatically improves the productivity of the Company's collection staff.

         The Company employs an eight person MIS staff led by a Vice President - Chief Information Officer. The Company maintains disaster recovery contingency plans and has implemented procedures to protect the loss of data against power loss, fire and other casualty. The Company has implemented a security system to protect the integrity and confidentiality of its computer system and data.

         Quality Assurance and Client Service. The Company's reputation for quality service is critical to acquiring and retaining clients. Therefore, the Company and its clients monitor the Company's representatives for strict compliance with the clients' specifications and the Company's policies. The Company regularly measures the quality of its services by capturing and reviewing such information as the amount of time spent talking with clients' customers, level of customer complaints and operating performance. In order to provide ongoing improvement to the Company's telephone representatives' performance and to assure compliance with the Company's policies and standards, quality assurance personnel monitor each telephone representative on a frequent basis and provide ongoing training to the representative based on this review. The Company's information systems enable it to provide clients with reports on a real-time basis as to the status of their accounts and clients can choose to network with the Company's computer system to access such information directly.

         The Company maintains a client service department to promptly address client issues and questions and alert senior executives of potential problems that require their attention. In addition to addressing specific issues, a team of client service representatives will contact accounts on a regular basis in order to establish a close client rapport, determine the client's overall level of satisfaction and identify practical methods of improving the client's satisfaction.

Client Relationships

         The Company's client base currently includes over 5,000 companies in such industries as education, financial services, healthcare, telecommunications and utilities. The Company's 10 largest clients in 1995 (including MAB) accounted for approximately 34.9% of the Company's revenue, with the City of Philadelphia Water Revenue Bureau accounting for 5.2% of total revenue. In 1995, the Company (including MAB) derived 31.2% of its referrals from educational organizations, 21.3% from financial institutions, 19.7% from healthcare organizations, 11.7% from telecommunications companies, 6.7% from utilities and 5.3% from government entities.

         The following table sets forth a list of certain of the Company's key clients:

     Financial Services                     Healthcare                                   Education
- -----------------------------  -------------------------------------   ------------------------------------------------
First Union Corporation         Reimbursement Technologies, Inc.        Pennsylvania Higher Education Assistance Agency
Mellon Bank, N.A.               Medical Center of Delaware              University of Pennsylvania
NationsBank, N.A.               Franciscan Healthcare                   Seton Hall University
The Progressive                 George Washington University            Penn State University
Corporation                     Hospital                                Rutgers University
United Healthcare               Hutchinson Hospital Corporation         University of Virginia




     Telecommunications                       Utilities                                    Government
- -----------------------------    ------------------------------------     ---------------------------------------------
Bell Atlantic Corporation         New York State Electric & Gas            Water Revenue Bureau, City of Philadelphia
NYNEX                             National Fuel Gas Distribution           State of New Jersey Motor Vehicle Services
ATX Telecommunications            Corporation
Frontier Cellular                 PECO Energy Company
                                  Boston Edison Company
                                  Western Resources Corporation

         The Company enters into contracts with most of its clients which define, among other things, fee arrangements, scope of services and termination provisions. Clients may usually terminate such contracts on 30 or 60 days notice. In the event of termination, however, clients typically do not withdraw accounts referred to the Company prior to the date of termination, thus providing the Company with an ongoing stream of revenue from such accounts which diminish over time. Under the terms of the Company's contracts, clients are not required to place accounts with the Company but do so on a discretionary basis.

Sales and Marketing

         The Company utilizes a focused and highly professional direct selling effort in which salesmen personally cultivate relationships with prospects and existing clients. The Company's sales effort consists of a 23 person direct sales force. Each sales representative is charged with identifying leads, qualifying prospects and closing sales. When appropriate, Company operating personnel will join in the sales effort to provide detailed information and advice regarding the Company's operational capabilities. Sales and operating personnel also work together to take advantage of potential cross-selling opportunities. The Company supplements its direct sales effort with print media and attendance at trade shows.

         Many of the Company's prospective clients issue requests-for-proposals ("RFPs") as part of the contract award process. The Company retains a technical writer for the purpose of preparing detailed, professional responses to RFPs. In addition, the effect of the Company's direct sales force in maintaining contact with the prospective client often allow them to serve in an informal advisory capacity to the prospective client with respect to the requirements of the RFP which the Company believes gives it a competitive edge in responding to the RFP.

Personnel and Training

         The Company's success in recruiting, hiring and training a large number of employees is critical to its ability to provide high quality accounts receivable management, customer support and teleservices programs to its clients. The Company seeks to hire personnel with previous experience in accounts receivable management or as a telephone representative. NCO generally offers competitive compensation and benefits and offers promotion opportunities within the Company.

         All Company personnel receive a comprehensive training course that consists of a combination of classroom and practical experience. Prior to customer contact, new employees receive one week of training in the Company's operating systems, procedures and telephone techniques and instruction in applicable federal and state regulatory requirements. Company personnel also receive a wide variety of continuing professional education consisting of both classroom and role playing sessions.

         As of June 30, 1996, the Company (including MAB) had a total of 577 full-time employees and 91 part-time employees, of which 547 were telephone representatives. None of the Company's employees is represented by a labor union. The Company believes that its relations with its employees are good.

Competition

         The accounts receivable management industry is highly competitive. The Company competes with over 7,600 providers, including large national corporations such as First Data Corporation, Payco American Corporation, CRW Financial, Inc. and Union Corporation, and many regional and local firms. Many of the Company's competitors have substantially greater resources, offer more diversified services and operate in broader geographic areas than the Company. In addition, the accounts receivable management services offered by the Company, in many instances, are performed in-house. Moreover, many larger clients retain multiple accounts receivable management and recovery providers which exposes the Company to continuous competition in order to remain a preferred vendor. The Company believes that the primary competitive factors in obtaining and retaining clients are the ability to provide customized solutions to a client's requirements, personalized service, sophisticated call and information systems and price. The Company also competes with other firms, such as SITEL Corporation, APAC TeleServices, Inc. and Teletech Holdings, Inc., in providing teleservices.

Regulation

         The accounts receivable management industry is regulated both at the federal and state level. The federal Fair Debt Collection Practices Act (the "FDCPA") regulates any person who regularly collects or attempts to collect, directly or indirectly, consumer debts owed or asserted to be owed to another person. The FDCPA establishes specific guidelines and procedures which debt collectors must follow in communicating with consumer debtors, including the time, place and manner of such communications. Further, it prohibits harassment or abuse by debt collectors, including the threat of violence or criminal prosecution, obscene language or repeated telephone calls made with the intent to abuse or harass. The FDCPA also places restrictions on communications with individuals other than consumer debtors in connection with the collection of any consumer debt and sets forth specific procedures to be followed when communicating with such third parties for purposes of obtaining location information about the consumer. Additionally, the FDCPA contains various notice and disclosure requirements and prohibits unfair or misleading representations by debt collectors. The Company is also subject to the Fair Credit Reporting Act which regulates the consumer credit reporting industry and which may impose liability on the Company to the extent that the adverse credit information reported on a consumer to a credit bureau is false or inaccurate. The accounts receivable management business is also subject to state regulation. Some states require that the Company be licensed as a debt collection company. Management believes that the Company currently holds applicable licenses from all states where required.

         With respect to the other teleservices offered by the Company, including telemarketing, the federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 (the "TCFAPA") broadly authorizes the Federal Trade Commission (the "FTC") to issue regulations prohibiting misrepresentations in telemarketing sales. The FTC's telemarketing sales rules prohibit misrepresentations of the cost, terms, restrictions, performance or duration of products or services offered by telephone solicitation and specifically address other perceived telemarketing abuses in the offering of prizes and the sale of business opportunities or investments. The federal Telephone Consumer Protection Act of 1991 (the "TCPA") limits the hours during which telemarketers may call consumers and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. A number of states also regulate telemarketing. For example, some states have enacted restrictions similar to the federal TCPA. From time to time, Congress and the states consider legislation that would further regulate the Company's telemarketing operations and the Company cannot predict whether additional legislation will be enacted and, if enacted, what effect it would have on the telemarketing industry and the Company's business.

         Several of the industries served by the Company are also subject to varying degrees of government regulation. Although compliance with these regulations is generally the responsibility of the Company's clients, the Company could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations.

         The Company devotes significant and continuous efforts, through training of personnel and monitoring of compliance, to ensure that it is in compliance with all federal and state regulatory requirements.

Facilities

         The Company operates eight leased facilities. The chart below summarizes the Company's facilities:

            Location                            Approximate
          of Facility                          Square Footage                            Function
- ---------------------------------       ----------------------------      ---------------------------------------
Denver, CO                                                4,800            Processing center
Hutchinson, KS                                              900            Processing center
Wichita, KS                                              10,000            Processing center
Beltsville, MD                                            4,700            Processing center
Buffalo, NY                                              30,000            Processing center
Cleveland, OH                                             7,000            Processing center
Blue Bell, PA                                            36,500            Corporate headquarters
                                                                            and processing center
Philadelphia, PA                                          5,700            Processing center



         The leases of these facilities expire between 1997 and 2010, and most contain renewal options. The Company believes that these facilities are adequate for its current operations, but additional facilities may be required to support growth. The Company believes that suitable additional or alternative space will be available as needed on commercially reasonable terms.

         The Company leases space in four buildings in Blue Bell, Pennsylvania from three limited partnerships of which the existing shareholders of the Company are limited partners and Michael J. Barrist is the sole shareholder of the corporate general partners, pursuant to leases expiring between 1998 and 2000. See "Management -- Certain Transactions -- Leases."

Legal Proceedings

         The Company is involved in legal proceedings from time to time in the ordinary course of its business. Management believes that none of these legal proceedings will have a materially adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT


Directors and Executive Officers

         The following table sets forth certain information concerning the Company's directors, executive officers and certain key employees:


                   Name                                Age                                    Position
- --------------------------------------------       ------------        ------------------------------------------------------

Michael J. Barrist........................              35               Chairman of the Board, President and
                                                                         Chief Executive Officer

Charles C. Piola, Jr......................              49               Executive Vice President and Director

Bernard R. Miller.........................              49               Senior Vice President, Development and
                                                                         Director

Steven L. Winokur.........................              36               Vice President, Finance and Chief
                                                                         Financial Officer

Joseph C. McGowan.........................              43               Vice President, Operations

Stephen Elliott...........................              35               Vice President, Technology and Chief
                                                                         Information Officer

Steven Leckerman..........................              44               Vice President, Collection Operations



         Michael J. Barrist has served as Chairman of the Board, President and Chief Executive Officer of NCO since purchasing the Company in 1986. Mr. Barrist was employed by U.S. Healthcare Inc. from 1984 to 1986, most recently as Vice President of Operations, and was employed by Gross & Company, a certified public accounting firm, from 1980 through 1984. Mr. Barrist is a certified public accountant.

         Charles C. Piola, Jr. joined the Company in 1986 as Executive Vice President, Sales and Marketing and has served as a director since that time. Prior to joining NCO, Mr. Piola was the Regional Sales Manager for Trans World Systems from 1983 to 1986 and IC Systems from 1979 to 1981, both accounts receivable management companies.

         Bernard R. Miller joined the Company as Senior Vice President of Development in 1994 when NCO acquired BRM, a Philadelphia-based accounts receivable management company owned principally by Mr. Miller. Mr. Miller became a director in 1996. Prior to joining the Company, Mr. Miller served as President and Chief Executive Officer of BRM since he founded it in 1980.

         Steven L. Winokur joined the Company in December 1995 as Vice President, Finance and Chief Financial Officer. Prior to that, Mr. Winokur acted as a part-time consultant to the Company since 1986. From February 1992 to December 1995, Mr. Winokur was the principal of Winokur &

Associates, a certified public accounting firm. From March 1981 to February 1992, Mr. Winokur was a partner with Gross & Company, a certified public accounting firm, where he most recently served as Administrative Partner. Mr. Winokur is a certified public accountant.

         Joseph C. McGowan joined the Company in 1990 as Vice President, Operations. Prior to that, Mr. McGowan was Assistant Manager of the Collections Department at Philadelphia Gas Works, a public utility, since 1975.

         Stephen Elliott joined the Company in May 1996 as Vice President, Technology and Chief Information Officer and provided consulting services to the Company since May 1995. Prior to joining NCO, Mr. Elliott was employed by Electronic Data Systems, a computer services company, since 1986, most recently as Senior Account Manager.

         Steven Leckerman joined the Company in September 1995 as Vice President, Collection Operations. From 1982 to September 1995, Mr. Leckerman was employed by Allied Bond Corporation, a division of Union Corporation, an accounts receivable management company, where he served as manager of dialer and special projects.

Board of Directors

         Within 90 days after completion of this Offering, the Company will expand its Board of Directors from three to five members and will appoint two independent directors to fill the vacancies created by the increase. The Board will be divided into three classes: Class I will consist of Mr. Barrist, whose term will expire at the 1997 annual meeting of shareholders; Class II will consist of Mr. Miller and an independent director, whose terms will expire at the 1998 annual meeting of shareholders; Class III will consist of Mr. Piola and an independent director, whose terms will expire at the 1999 annual meeting of shareholders. Beginning with the 1997 annual meeting of shareholders, directors whose terms are expiring will be elected by the shareholders to serve for three year terms. The Company will also establish an Audit Committee consisting of at least the two independent directors, and a Compensation Committee consisting of Mr. Barrist and the two independent directors.

         Audit Committee. The Audit Committee will make recommendations concerning the engagement of independent public accountants; review with the independent public accountants the plans for and scope of the audit, the audit procedures to be utilized and the results of the audit; approve the professional services provided by the independent public accountants; review the independence of the independent public accountants; and review the adequacy and effectiveness of the Company's internal accounting controls.

         Compensation Committee. The Compensation Committee will make recommendations to the Board of Directors concerning compensation for the Company's executive officers; review general compensation levels for other employees as a group; administer the Company's 1995 Stock Option Plan and 1996 Stock Option Plan; and take such other actions as may be required in connection with the Company's compensation and incentive plans.

Director Compensation

         The Company previously has not paid fees to its directors for their services as directors. Upon completion of this Offering, each non-employee director of the Company will receive an annual fee of $5,000 and a fee of $500 for each meeting of the Board or Board committee attended, plus reimbursement of expenses incurred in attending meetings; however, no additional fee will be paid for committee meetings held the same day as Board meetings. Non-employee directors will receive stock options pursuant to the Company's 1996 Non-Employee Director Stock Option Plan and directors who are also employees are eligible to participate in the Company's 1996 Stock Option Plan. See "--Stock Option Plans".

Executive Compensation

         Summary Compensation Table. The following table sets forth the compensation earned by the Chief Executive Officer and the three next most highly compensated executive officers of the Company whose aggregate salaries and bonuses exceeded $100,000 (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company during 1995.


                                           SUMMARY COMPENSATION TABLE

                                                                                           Long-Term
                                                                                          Compensation
                                                         Annual Compensation               Awards (1)
                                                   -------------------------------     ------------------
                                                                                           Securities
            Name and                                                                       Underlying              All Other
       Principal Position               Year          Salary             Bonus            Options (#)           Compensation (2)
- ---------------------------------     ---------    -------------     -------------     ------------------    ----------------------
Michael J. Barrist                      1995         $200,000          $242,641               --                     $5,993
Chairman of the Board,
President and Chief Executive
Officer
Charles C. Piola, Jr.                   1995          200,000           135,714               --                     15,835
Executive Vice President and
Director
Bernard R. Miller                       1995          130,000            21,645               --                     5,955
Senior Vice President,
Development
Joseph C. McGowan                       1995          100,000            30,000              44,344                  5,088
Vice President, Operations


- --------
    (1) The Company did not grant any restricted stock awards or stock appreciation rights or make any long-term incentive plan payouts during 1995.

    (2) Consists of premiums for disability policies paid by the Company of $3,493, $13,335, $4,197 and $3,695 and the Company matching contribution under the 401(k) Profit Sharing Plan of $2,500, $2,500, $1,758 and $1,393 for the benefit of Messrs. Barrist, Piola, Miller and McGowan, respectively.

         1995 Option Grants Table. The following table sets forth certain information concerning stock options granted during 1995 to each of the Named Executive Officers.

                              OPTION GRANTS IN 1995

                                                                                           Potential Realizable
                                                                                          Value at Assumed Annual
                                                                                           Rates of Stock Price
                                                                                             Appreciation For
                                               Individual Grants                              Option Term (1)
                        --------------------------------------------------------------- ---------------------------
                           Number of         Percent of
                           Securities      Total Options
                           Underlying        Granted to       Exercise
                            Options         Employees In      Price Per    Expiration
        Name                Granted         Fiscal Year         Share         Date           5%            10%
- ----------------------  ----------------  ----------------  ------------- ------------- ------------- -------------
Michael J. Barrist            --                  --             --            --            --            --
Charles C. Piola, Jr.         --                  --             --            --            --            --
Bernard R. Miller             --                  --             --            --            --            --
Joseph C. McGowan          44,344 (2)            33.3%         $ 2.73        6/1/05        76,133        192,937

- -------

(1) Represents the difference between the market value of the Common Stock for which the option may be exercised, assuming that the market value of the Common Stock on the date of grant appreciates in value to the end of the ten-year option term at annualized rates of 5% and 10%, respectively, and the exercise price of the option. The potential realizable value of the options based on the assumed initial public offering price of $12.00 per share will substantially exceed the potential realizable values shown in the table.

(2) The options were granted on June 1, 1995 and become exercisable in three equal annual installments beginning one year after the date of grant.


         Aggregated Option Exercises in 1995 and 1995 Year-End Option Values Table. The following table sets forth certain information concerning the exercise of options in 1995 and the number of unexercised options and the value of unexercised options at December 31, 1995 held by the Named Executive Officers.


       AGGREGATED OPTION EXERCISES IN 1995 AND 1995 YEAR-END OPTION VALUES

                                                             Number of Securities         Value of Unexercised
                                                            Underlying Unexercised       In-the-Money Options at
                        Shares Acquired      Value       Options at December 31, 1995     December 31, 1995(1)
        Name              on Exercise       Realized       Exercisable/Unexercisable    Exercisable/Unexercisable
- ---------------------   ----------------  ------------   -----------------------------  -------------------------
Michael J. Barrist            --              --                    -- /--                       -- /--
Charles C. Piola, Jr.         --              --                    -- /--                       -- /--
Bernard R. Miller          86,881 (2)     $854,572 (2)              -- /--                       -- /--
Joseph C. McGowan             --              --                  -- /44,344                 -- / $411,069

- -------
(1) There was no public trading market for the Common Stock as of December 31, 1995. Accordingly, these values have been calculated on the basis of an assumed initial public offering price of $12.00 per share, less the applicable exercise price.

(2) Mr. Miller purchased these shares for an aggregate exercise price of $188,000 pursuant to the exercise of an option issued to him at the time of the BRM acquisition. Because there was no public trading market for the Common Stock as of the date of exercise, the value realized upon exercise of this option was calculated on the basis of an assumed initial public offering price of $12.00 per share, less the exercise price.

Employment Agreements

         In September 1996, the Company entered into five-year employment agreements with Messrs. Barrist, Piola, Miller, McGowan and Winokur pursuant to which they are entitled to receive annual base salaries of $275,000, $200,000, $150,000, $125,000 and $150,000, respectively, adjusted each year in accordance with the Consumer Price Index. Mr. Barrist is entitled to receive an annual bonus of $50,000 if the Company reaches performance goals determined by the Board of Directors. He is also entitled to a bonus of $100,000 if the Company's net income increases by 20% over the prior year and a bonus equal to 5% of any increase in net income in excess of 20%, in each case adjusted for dilution. Mr. Piola is eligible for an annual bonus of $50,000, $75,000 or $100,000 if the Company's annual increase in net income (adjusted for dilution) over the prior year exceeds 20%, 30% or 40%, respectively. Messrs. Miller, McGowan and Winokur receive such annual bonuses as are determined by the Board of Directors.

         Each of the employment agreements provides that, in the event of the death of the employee or the termination of employment by the Company other than "for cause" (as defined in the agreements), the Company shall continue to pay the employee's full compensation, including bonuses, for the balance of the employment term. In addition to a non-disclosure covenant, each employment agreement also contains a covenant-not-to compete with the Company for a period of two years following the date that the Company ceases to pay the employee any compensation pursuant to the terms of the agreement.

Stock Option Plans

         In June 1995, the Company adopted, and the shareholders approved, the Company's 1995 Stock Option Plan (the "1995 Plan"). In September 1996, the Company adopted, and the shareholders approved, the 1996 Stock Option Plan (the "1996 Plan") and the 1996 Non-Employee Director Stock Option Plan (the "Director Plan" and collectively with the 1995 Plan and the 1996 Plan, the "Plans"). The purpose of the Plans is to attract and retain employees, non-employee directors, and independent consultants and contractors and to provide additional incentive to them by encouraging them to invest in the Common Stock and acquire an increased personal interest in the Company's business. Payment of the exercise price for options granted under the Plans may be made in cash, shares of Common Stock or a combination of both. All options granted pursuant to the Plans are exercisable in accordance with a vesting schedule which is set at the time of the issuance of the option and, except as indicated below, may not be exercised more than ten years from the date of grant. Options granted under the Plans will become immediately exercisable upon a "change in control" as defined in the Plans.

         1995 Plan and 1996 Plan. All officers, directors, key employees, independent contractors and independent consultants of the Company or any of its current or future parents or subsidiaries are eligible to receive options under the 1995 Plan and the 1996 Plan. These Plans are administered by the Compensation Committee of the Board of Directors. This committee will select the optionees and will determine the nature of the option granted, the number of shares subject to each option, the option vesting schedule and other terms and conditions of each option. The Board of Directors may modify, amend, suspend or terminate these Plans, provided that such action may not affect outstanding options.

         The Company has reserved 221,719 shares of Common Stock for issuance upon the exercise of options granted under the 1995 Plan and 218,413 shares of Common Stock for issuance upon the exercise of options granted under the 1996 Plan. Options to purchase an aggregate of 367,321 shares of Common Stock have been issued under the 1995 Plan and the 1996 Plan, respectively. Options granted under these Plans may be incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or options not intended to so qualify. These Plans require the exercise price of incentive stock options to be at least equal to the fair market value of the Common Stock on the date of the grant. In the case of options granted to a shareholder owning, directly or indirectly, in excess of 10% of the Common Stock, the option exercise price must be at least equal to 110% of the fair market value of the Common Stock on the date of grant and such option may not be exercised more than five years from the date of grant. The option price for non-qualified options, at the discretion of the Compensation Committee, may be less than the fair market value of the Common Stock on the date of grant.

         All unexercised options terminate three months following the date on which an optionee's employment by, or relationship with, the Company or any parent or subsidiary of the Company, terminates other than by reason of disability or death (but not later than the expiration date) whether or not such termination is voluntary. Any option held by an employee who dies or who ceases to be employed because of disability must be exercised by the employee or his representative within one year after the employee dies or ceases to be an employee (but not later than the scheduled termination date). Options are not transferable except to the decedent's estate in the event of death. Additionally, the Compensation Committee may permit gifts of options to family members. No additional options may be granted under the 1995 Plan and no option may be granted under the 1996 Plan after August 2006.

         In September 1996, the Company granted options to purchase an aggregate of 145,602 shares under the 1996 Plan at an exercise price equal to the initial public offering price. Of these options, 48,534 will become exercisable on the first anniversary of the date of grant and the remaining options will become exercisable in equal amounts on the second and third anniversaries of the date of grant.

         Director Plan. All non-employee directors automatically receive options under the Director Plan. The Director Plan is administered by the Board of Directors of the Company, including non-employee directors, who may modify, amend, suspend or terminate the plan, other than the number of shares with respect to which options are to be granted, the option exercise price, the class of persons eligible to participate, or options previously granted.

         The Company has reserved 24,258 shares of Common Stock for issuance upon the exercise of options under the Director Plan. Options granted under the Director Plan are not incentive stock options under Section 422 of the Code. Each person who is first elected or appointed to serve as a non-employee director of the Company is automatically granted options to purchase 1,000 shares of Common stock at the fair market value of the Common Stock on the date of the grant. Immediately after the Company's 1997 annual meeting of shareholders and at each annual meeting of shareholders thereafter, each individual who is re-elected or continues as a non-employee director automatically is granted an option to purchase 1,000 shares of Common stock at the fair market value of the Common Stock on the date of the grant.

Compensation Committee Interlocks and
Insider Participation in Compensation Decisions

         Prior to the completion of the Offering, the Company did not have a Compensation Committee and compensation decisions were made by Mr. Barrist. Within 90 days after the completion of this Offering, the Company expects to appoint two outside directors to the Board and to establish a Compensation Committee consisting of Mr. Barrist and the two outside directors.


                              CERTAIN TRANSACTIONS

Real Estate Matters

         The Company currently leases five facilities in Blue Bell, Pennsylvania. These facilities are leased from limited partnerships, in each case the general partner of which is a corporation with Mr. Barrist as the sole shareholder and the limited partners of which are the current shareholders of the Company except that, in certain partnerships, an unaffiliated person is also a limited partner. The leases for the five facilities provide for terms expiring between 1998 and 2005, and provide for total base monthly rent during 1996 of approximately $47,100. Under the facilities leases, the Company paid the limited partnerships controlled by the Company's current shareholders approximately $81,563, $297,500, $385,217, and $282,289 for the years ended December 31, 1993,
1994 and 1995 and the six months ended June 30, 1996, respectively. At one of the facilities, the Company has sublet the space to an affiliate of the limited partnership owning the facility for a monthly rent of $1,454, which is equal to the monthly rent paid by the Company. The Company believes that the terms of the leases are no less favorable to the Company than would have been obtained by unaffiliated parties. See "Business -- Facilities" and Note 9 of Notes to the Financial Statements.

         The Company has made interest-free advances to the limited partnerships for the purpose of making improvements to these facilities. The largest aggregate amount of indebtedness outstanding during 1994 and 1995 and the six months ended June 30, 1996 was $64,000, $100,000 and $249,820, respectively. These advances were repaid in June 1996.

S Corporation Termination

         At the Termination Date, the Company terminated its status as an S Corporation. In connection therewith, the Company declared distributions in an amount equal to the Company's undistributed S Corporation earnings as of the Termination Date, estimated at $3.0 million, subject to adjustment. The Company expects to pay the S Corporation Distributions with a portion of the proceeds from this Offering. See "Use of Proceeds" and "Dividend Policy and Prior S Corporation Status."

Distribution and Tax Indemnification Agreement

         The Company has entered into a distribution and tax indemnification agreement with its current shareholders which provides for: (i) the payment of the S Corporation Distributions, (ii) the adjustment of the S Corporation Distributions based on the final determination of the Company's actual undistributed S Corporation earnings through the Termination Date, (iii) an indemnification by the Company of the current shareholders for any losses or liabilities with respect to any additional taxes (including interest, penalties, legal and accounting fees and any additional taxes resulting from any indemnification) resulting from the Company's operations during the period in which it was an S Corporation (the "S Corporation Period") and (iv) an indemnification by the current shareholders of the Company for the amount of any tax refund received by the current shareholders due to a reduction in their share of the Company's S Corporation taxable income for the S Corporation Period less any taxes, interest or penalties imposed by any tax authority on any distributions to the current shareholders with respect to the S Corporation Period in excess of the current shareholder's share of taxable income of the Company for the S Corporation Period. See "Dividend Policy and Prior S Corporation Status."

Loan to Bernard R. Miller

         In 1995, the Company loaned $135,888 to Bernard R. Miller at an interest rate of 7.0% per year to enable him to exercise an option to purchase 86,881 shares of Common Stock, which option was issued to him in connection with the BRM acquisition. This loan was repaid in May 1996.

                       PRINCIPAL AND SELLING SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 5, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered hereby by:
(i) each person known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock; (ii) each of the Company's directors; (iii) each of the Named Executive Officers; and (iv) the Company's directors and executive officers as a group. Except as otherwise indicated, to the knowledge of the Company, the beneficial owners of the Common Stock listed below have sole investment and voting power with respect to such shares.

                                                                         Beneficial Ownership
                                                     -------------------------------------------------------------
                                                                         Percent Prior          Percent After
            Name of Beneficial Owner                     Number          to the Offering       the Offering (1)
- -------------------------------------------------    ---------------    ----------------    ----------------------
Michael J. Barrist (2)(3)(4)....................        2,681,856                63.6%                  39.9%
Annette Barrist (2)(4)..........................          320,193                 7.6                    4.8
Charles C. Piola, Jr. (2)(5)....................        1,180,389                28.0                   17.6
Bernard R. Miller (2)...........................          210,684                 5.0                    3.1
Mellon Bank, N.A................................          222,091                 5.0                    3.2
610 West Germantown Pike
Suite 200
Plymouth Meeting, PA  19462
Joseph C. McGowan(2)(6).........................           14,781                  *                      *
All directors and executive officers
as a group (5 persons) (7)......................        4,239,314               100.0%                  62.9%

- ---------
*Less than one percent.

(1) Assumes no exercise of the Underwriters' over-allotment option. In the event that the Underwriters' over-allotment option is exercised in full, Messrs. Barrist, Piola and Miller and Mrs. Barrist have agreed to sell 210,188, 117,562, 18,750 and 28,500 shares, respectively, and after the Offering will beneficially own 36.4%, 15.8%, 2.9% and 4.3%, respectively, and all directors and executive officers as a group will beneficially own 57.3% of the outstanding Common Stock.

(2) The address of such person is c/o NCO Group, Inc., 1740 Walton Road, Blue Bell, Pennsylvania 19422-0987.

(3) Includes: (i) 320,193 shares of Common Stock owned by Mrs. Barrist which Mr. Barrist has the sole right to vote pursuant to an irrevocable proxy and (ii) 140,518 shares held in trust for the benefit of Mr. Piola's children for which Mr. Barrist is a co-trustee. Excludes 140,518 shares held in trust for the benefit of Mr. Barrist's child, as to which Mr. Barrist disclaims beneficial ownership.

(4) Mrs. Barrist is the mother of Michael J. Barrist.

(5) Excludes 140,518 shares held in trust for the benefit of Mr. Piola's children, as to which Mr. Piola disclaims beneficial ownership.

(6) Represents 14,781 shares issuable upon exercise of options which are exercisable within 60 days of September 5, 1996.

(7) Includes: (i) 320,193 shares of Common Stock owned by Mrs. Barrist which Mr. Barrist has the sole right to vote pursuant to an irrevocable proxy, (ii) 140,518 shares held in trust for the benefit of Mr. Barrist's child for which an executive officer of the Company is a co-trustee and (iii) an aggregate of 25,867 shares issuable upon exercise of options which are exercisable within 60 days of September 5, 1996.

                          DESCRIPTION OF CAPITAL STOCK


         The Company is authorized to issue 25,000,000 shares of Common Stock, no par value, and 5,000,000 shares of Preferred Stock, no par value, issuable in series, the relative rights, limitations and preferences of which may be designated by the Board of Directors ("Preferred Stock"). As of the date of this Prospectus, 4,213,447 shares of Common Stock were issued and outstanding and held of record by five shareholders and no shares of Preferred Stock were outstanding.

Common Stock

         The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by shareholders. Subject to preferences that may be applicable to any then outstanding Preferred Stock, the holders of Common Stock are entitled, among other things, (i) to share ratably in dividends if, when and as declared by the Board of Directors out of funds legally available therefor; and (ii) in the event of liquidation, dissolution or winding-up of the Company, to share ratably in the distribution of assets legally available therefor, after payment of debts and expenses. The holders of Common Stock do not have cumulative voting rights in the election of directors and have no preemptive rights to subscribe for additional shares of capital stock of the Company. All currently outstanding shares of the Common Stock are, and the shares offered hereby, when sold in the manner contemplated by this Prospectus will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the terms of any series of Preferred Stock which the Company may issue in the future.

Preferred Stock

         The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Company's Articles and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares, to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the shareholders. The Company has no current plans to issue any shares of Preferred Stock.

         One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of the Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

Warrants and Convertible Note

         In July 1995, the Company issued a warrant (the "1995 Warrant") to purchase 175,531 shares of Common Stock to Mellon Bank, N.A. pursuant to the Company's Credit Agreement. The Company issued a warrant (the "1996 Warrant") to purchase an additional 46,560 shares of Common Stock to Mellon Bank, N.A. upon the amendment of the Credit Agreement in September 1996. The 1995 Warrant is exercisable at any time after the consummation of this Offering and prior to July 31, 2005 at a nominal exercise price. The Company intends to grant an additional warrant to purchase 18,500 shares of Common Stock at an exercise per share price equal to the initial public offering price in consideration of increasing the revolving credit facility to $25.0 million. The 1996 Warrant is exercisable at any time after the consummation of the Offering and prior to July 31, 2005 at an exercise price equal to the initial public offering price of the Common Stock. The number of shares of Common Stock which may be acquired upon exercise of the 1995 Warrant and the 1996 Warrant (collectively, the "Warrants") and the exercise price are each subject to adjustment in certain circumstances, including the sale by the Company of Common Stock at a price per share less than the then current fair market value of the Common Stock. The holder of the Warrants also has the right to surrender the Warrants in exchange for shares of Common Stock having an aggregate fair market value equal to the amount by which the aggregate fair market value of all of the shares issuable upon exercise of the Warrants exceeds the aggregate exercise price of the Warrants.

         In connection with the Credit Agreement, the Company entered into a Registration Rights Agreement granting Mellon Bank, N.A. and its transferees (collectively, "Holders") the right to register the shares received upon exercise of the Warrants under the Securities Act. Whenever the Company proposes to register any shares of Common Stock at any time prior to July 31, 2005, the Company is required to give notice to the Holders of the proposed registration and to include their shares in such registrations, subject to certain conditions including the right of the underwriters of such offering to limit the number of shares sold by the Holders if, in the underwriters' opinion, the number of securities requested to be included in such registration exceeds the number which can be sold without adversely affecting the marketability of the offering. The Holders may also require the Company to file up to two registration statements under the Securities Act with respect to such shares. The Company is required to pay all registration expenses (other than underwriting discounts), including the reasonable fees of one counsel chosen by the Holders. The Holders have agreed to waive any rights to register shares of Common Stock in this Offering.

         As part of the purchase price for the MAB acquisition, the Company issued a $1.0 million Convertible Note which is convertible into shares of Common Stock at the initial public offering price at any time prior to maturity in September 2001.

Anti-Takeover Provisions

         The Company's Articles and Bylaws contain several provisions intended to limit the possibility of, or make more difficult, a takeover of the Company. In addition to providing for a classified Board of Directors and the issuance of Preferred Stock having terms established by the Board of Directors without shareholder approval, the Articles provide that: (i) at least 65% of the votes entitled to be cast by shareholders is required to approve amendments to the Articles and Bylaws, unless at least a majority of the incumbent directors on the Board of Directors has voted in favor of the amendment, in which case only a majority of the votes cast by shareholders is required to approve the amendment,
(ii) directors can be removed only for cause and only by a vote of at least 65% of the votes entitled to be cast by shareholders, and (iii) the shareholders of the Company are not entitled to call special meetings of the shareholders. In addition, the Articles provide that actions by shareholders without a meeting must receive the unanimous written consent of all shareholders. The Articles also permit the Board of Directors to oppose, in its sole discretion, a tender offer or other offer for the Company's securities and to take into consideration all pertinent issues. Should the Board of Directors determine to reject such an offer, it may take any lawful action to accomplish its purpose, including, among other things, advising shareholders not to accept the offer and commencing litigation against the offeror. The Company's Bylaws establish procedures for the nomination of directors by shareholders and the proposal by shareholders of matters to be considered at meetings of the shareholders, including the submission of certain information within the times prescribed in the Bylaws.

         In addition, under the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), subject to certain exceptions, a business combination between a Pennsylvania corporation and a person owning 20% or more of such corporation's voting stock (an "interested person") may be accomplished only if:
(i) the business combination is approved by the corporation's directors prior to the date on which such person acquired 20% or more of such stock or if the board approved such person's acquisition of 20% or more of such stock prior to such acquisition; (ii) the interested person owns shares entitled to cast at least 80% of the votes all shareholders would be entitled to cast in the election of directors, the business combination is approved by the vote of shareholders entitled to cast a majority of votes that all stockholders would be entitled to cast in an election of directors (excluding shares held by the interested person), which vote may occur no earlier than three months after the interested person acquired its 80% ownership, and the consideration received by shareholders in the business combination satisfies certain minimum conditions;
(iii) the business combination is approved by the affirmative vote of all outstanding shares of common stock; or (iv) the business combination is approved by the vote of shareholders entitled to cast a majority of the votes that all shareholders would be entitled to cast in the election of directors (excluding shares held by the interested person), which vote may occur no earlier than five years after the interested person became an interested person. A corporation may exempt itself from this provision by an amendment to its articles of incorporation that requires shareholder approval. The Articles do not provide an exemption from this provision. Pennsylvania has also adopted other anti-takeover legislation from which the Company has elected to exempt itself in the Articles.

         The BCL also provides that the directors of a corporation, in making decisions concerning takeovers or any other matters, may consider, to the extent that they deem appropriate, among other things, (i) the effects of any proposed transaction upon any or all groups affected by such action, including, among others, shareholders, employees, suppliers, customers and creditors, (ii) the short-term and long-term interests of the corporation and (iii) the resources, intent and conduct of the person seeking control.

         The existence of the foregoing provisions of the Articles, Bylaws and BCL may discourage other persons or companies from making a tender offer for, or seeking to acquire, substantial amounts of the Company's Common Stock.

Limitations on Directors' Liabilities and Indemnification

         As permitted by the BCL, the Company's Bylaws provide that a director shall not be personally liable in such capacity for monetary damages for any action taken, or any failure to take any action, unless the director breaches or fails to perform the duties of his or her office under the BCL, and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions of the Bylaws, however, do not apply to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of taxes pursuant to local, Pennsylvania or federal law. These provisions offer persons who serve on the Board of Directors of the Company protection against awards of monetary damages for negligence in the performance of their duties.

         The Bylaws also provide that every person who is or was a director or executive officer of the Company, or of any corporation which he served as such at the request of the Company, shall be indemnified by the Company to the fullest extent permitted by law against all expenses and liabilities reasonably incurred by or imposed upon him, in connection with any proceeding to which he may be made, or threatened to be made, a party, or in which he may become involved by reason of his being or having been a director or executive officer of the Company, or of such other corporation, whether or not he is a director or executive officer of the Company or such other corporation at the time the expenses or liabilities are incurred. No indemnification shall be provided, however, with respect to: liabilities arising under Section 16(b) of the Securities Exchange Act of 1934, as amended, if a final unappealable judgment or award establishes that such officer or director engaged in self-dealing, willful misconduct or recklessness, for expenses or liabilities which have been paid directly to, or for the benefit of, such person by an insurance carrier or for amounts paid in settlement of actions without the written consent of the Board of Directors.

Transfer Agent and Registrar

         The transfer agent and registrar for the Common Stock is Mellon Bank, N.A., Philadelphia, Pennsylvania.


                         SHARES ELIGIBLE FOR FUTURE SALE


         Upon completion of this Offering the Company will have an aggregate of 6,713,447 shares of Common Stock outstanding. Of these shares, the 2,500,000 shares of Common Stock sold in this Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the "Securities Act") unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 4,213,447 shares of outstanding Common Stock will be "restricted securities", as that term is defined in Rule 144 ("Restricted Shares"), and may be sold only in accordance with an exemption from registration, such as the exemption provided by Rule 144.

         In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (approximately 67,134 shares immediately after the Offering) or (ii) the average weekly trading volume of the Common Stock in the over-the-counter market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, is entitled to sell such shares under Rule

144(k) without regard to the requirements described above. Rule 144 also provides that affiliates of the Company who are selling shares that are not Restricted Shares must nonetheless comply with the same restrictions applicable to Restricted Shares with the exception of the holding period requirement. The Securities and Exchange Commission has published a notice of rule-making that, if adopted as proposed, would shorten the two-year holding period under Rule 144 to one year and would shorten the three-year holding period under Rule 144(k) to two years. The Company cannot predict whether such amendments will be adopted.

         The Company's directors, executive officers and existing shareholders have agreed, subject to certain limitations, not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the closing of the Offering without the prior written consent of Montgomery Securities. Following the expiration of this 180-day period, such directors, executive officers and existing shareholders and will hold an aggregate of 4,213,447 outstanding shares of Common Stock (3,838,447 shares if the over-allotment option is exercised in full) which may be resold under Rule 144. The Company also has outstanding warrants to purchase 222,091 shares of Common Stock and a $1.0 million Convertible Note convertible into 83,333 shares of Common Stock (at an assumed conversion price of $12.00 per share) at any time on or before September 2001. The holder of the warrants has agreed, subject to certain limitations, not to offer, sell or otherwise dispose of any shares of Common Stock issuable upon exercise of the warrants for a period of 180 days after the closing of the Offering without the prior written consent of Montgomery Securities. The holder of the warrants is entitled to certain demand and piggy-back registration rights following completion of the Offering. In addition, the Company intends, as soon as practicable after the consummation of the Offering, to register approximately 464,390 shares of Common Stock reserved for issuance to its employees, directors, consultants and advisors under the Company's 1995 Plan, 1996 Plan and Director Plan. Options to purchase an aggregate of 367,321 shares of Common Stock will be outstanding under all such Plans upon the consummation of the Offering.

         Prior to this Offering, there has been no public market for the Company's Common Stock. Sales of substantial amounts of Common Stock in the public market could adversely affect market prices for the Common Stock and make it more difficult for the Company to sell equity securities in the future at a time and price which it deems appropriate.

                                  UNDERWRITING


         The Underwriters named below (the "Underwriters"), represented by Montgomery Securities and Janney Montgomery Scott Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions in the underwriting agreement (the "Underwriting Agreement"), by and among the Company, the Selling Shareholders and the Underwriters, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names, at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock, if they purchase any.


                                                            Number of
Underwriters                                                  Shares
                                                       --------------------

Montgomery Securities..............................
Janney Montgomery Scott Inc........................






                                                       --------------------
         Total.....................................           2,500,000
                                                       ====================



         The Representatives have advised the Company and the Selling Shareholders that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a concession of not more than $ per share; and the Underwriters may allow, and such dealers may reallow, a concession of not more than $ per share to certain other dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

         The Selling Shareholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 375,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise such over-allotment option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

         The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

         The Company, the Selling Shareholders and the Company's officers and directors who are also shareholders of the Company and who, immediately following the Offering (assuming no exercise of the Underwriters' over-allotment option) collectively will beneficially own an aggregate of 4,239,314 shares of Common Stock, have agreed that for a period of 180 days after the effective date of the Offering they will not, without the prior written consent of Montgomery Securities, directly or indirectly offer for sale, sell, solicit an offer to sell, contract or grant an option to sell, pledge, transfer, establish an open put equivalent position or otherwise dispose of any shares of Common stock, options or warrants to acquire shares of Common Stock. The Company has also agreed not to issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable with its Common Stock for a period of 180 days after the effective date of the Offering without the prior written consent of Montgomery Securities, subject to limited exceptions and grants and exercises of stock options. The holder of the warrants issued by the Company has also agreed not to offer, sell or otherwise dispose of any shares of Common Stock issuable upon exercise of the warrants for a period of 180 days after the closing of the Offering without the prior written consent of Montgomery Securities. In evaluating any request for a waiver of the 180-day lock-up period, the Underwriters will consider, in accordance with their customary practice, all relevant facts and circumstances at the time of the request, including, without limitation, the recent trading market for the Common Stock, the size of the request and, with respect to a request by the Company to issue additional equity securities, the purpose of such an issuance. See "Shares Eligible for Future Sale."

         The Representatives have informed the Company that the Underwriters do not expect to make sales of Common Stock offered by this Prospectus to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

         Prior to the Offering, there has been no public trading market for the Common Stock. Consequently, the initial public offering price of the Common Stock has been determined by negotiations between the Company, the Representatives and the Selling Shareholders. Among the factors to be considered in such negotiations were the history of, and the prospects for, the Company and the industry in which the Company competes, an assessment of the Company's management, its financial condition, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the economy and the securities markets at the time of the Offering and the market prices of and demand for publicly traded common stock of comparable companies in recent periods.


                                  LEGAL MATTERS

         An opinion will be rendered by the law firm of Blank Rome Comisky & McCauley, Philadelphia, Pennsylvania, to the effect that the shares of Common Stock offered by the Company and the Selling Shareholders hereby, when issued and paid for as contemplated in this Prospectus, will be legally issued, fully paid and non-assessable. Certain legal matters will be passed upon for the Selling Shareholders by Blank Rome Comisky & McCauley, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                     EXPERTS

         The Company's and MAB's balance sheets as of December 31, 1994 and 1995 and the Company's statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995 and MAB's statements of income and shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995 and the six months ended June 30, 1996 included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand, L.L.P., independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

         The financial statements of Trans Union Corporation Collections Division at December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

         The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, filed as part of the Registration Statement, does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete and in each such instance, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge and copied at the offices of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at the prescribed rates from the Commission's Public Reference Section at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web Site is http://www.sec.gov.

         As a result of the Offering, the Company will be subject to the information requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). So long as the Company is subject to periodic reporting requirements of the Exchange Act, it will continue to furnish the reports and other information required thereby to the Securities and Exchange Commission. The Company will furnish to its shareholders annual reports containing financial statements audited by its independent auditors and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                          INDEX TO FINANCIAL STATEMENTS



NCO Group, Inc.

Pro Forma Consolidated Financial Statements:
   Basis of Presentation                                                    F-1
   Pro Forma Consolidated Balance Sheet as of June 30, 1996                 F-2
   Pro Forma Consolidated Statement of Income for the six months
        ended June 30, 1996                                                 F-3
   Pro Forma Consolidated Statement of Income for the year ended
        December 31, 1995                                                   F-4
   Notes to Consolidated Pro Forma Financial Statements                     F-5

Historical Financial Statements:

   Report of Independent Accountants                                        F-7
   Balance Sheets as of December 31, 1994 and 1995 and
        June 30, 1996 (Unaudited)                                           F-8
   Statements of Income for each of the three years
        in the period ended December 31, 1995 and the
        six months ended June 30, 1995 and
        June 30, 1996 (Unaudited)                                           F-9
   Statements of Shareholders' Equity for each of
        the years in the three year period ended
        December 31, 1995 and the six months ended
        June 30, 1996 (Unaudited)                                          F-10
   Statements of Cash Flows for each of the years
        in the three year period ended
        December 31, 1995 and the six months ended
        June 30, 1995 and June 30, 1996 (Unaudited)                        F-11
   Notes to Financial Statements                                           F-12

Management Adjustment Bureau, Inc.:
   Report of Independent Accountants                                       F-26
    Balance Sheets as of December 31, 1994 and 1995 and
        as of June 30, 1996                                                F-27
    Statements of Income and Retained Earnings
        for the three year period ended
        December 31, 1995 and the six months ended
        June 30, 1996                                                      F-28
   Statements of Cash Flows for each of the years
        in the three year period ended December 31, 1995
        and the six months ended June 30, 1996                             F-29
   Notes to Financial Statements                                           F-31

Trans Union Corporation Collections Division:
   Report of Independent Auditors                                          F-37
   Statements of Net Assets as of December 31, 1994
        and 1995                                                           F-38
   Statements of Operations for each of the three years
        ended December 31, 1995                                            F-39
   Statements of Cash Flows for each of the three years
        ended December 31, 1995                                            F-40
   Notes to Financial Statements                                           F-41

                   Pro Forma Consolidated Financial Statements

                              Basis of Presentation


The Pro Forma Consolidated Balance Sheet as of June 30, 1996 and the Pro Forma Consolidated Statements of Income for the year ended December 31, 1995 and the six months ended June 30, 1996 are based on the historical financial statements of NCO Group, Inc. (NCO), Management Adjustment Bureau, Inc. (MAB), Trans Union Corporation Collections Division (TCD) and Eastern Business Services, Inc. (Eastern). The Pro Forma Consolidated Balance Sheet has been prepared assuming the MAB acquisition occurred on June 30, 1996. The Pro Forma Consolidated Statement of Income for the six months ended June 30, 1996 has been prepared assuming the MAB acquisition occurred on January 1, 1996, and the Pro Forma Consolidated Statement of Income for the year ended December 31, 1995 has been prepared assuming the MAB, TCD and Eastern acquisitions occurred on January 1, 1995. Additionally, the Pro Forma Consolidated Financial Statements include adjustments relating to NCO's conversion from an S Corporation effective September 3, 1996 (the "Termination Date"). The Pro Forma Consolidated Statements of Income also reflect the assumed issuance of 1,715,950 shares of Common Stock (at an assumed initial public offering price of $12.00 per share), which, net of estimated underwriting discounts and offering expenses payable by the Company, would result in sufficient net proceeds to repay acquisition-related debt and finance the distribution of all undistributed S Corporation earnings through the Termination Date (estimated at $3.0 million, subject to final adjustment.) These shares are assumed to have been issued, and the debt repaid, at the beginning of the periods presented, and thus interest expense attributable to such debt has been eliminated. The Pro Forma Consolidated Balance Sheet reflects the assumed issuance of 2,500,000 shares of Common Stock at June 30, 1996 (at an assumed initial public offering price of $12.00 per share, net of estimated underwriting discounts and offering expenses payable by the Company) and the application of the net proceeds to repay acquisition-related debt and finance the S Corporation distributions, with the remaining net proceeds of approximately $8,750,000 added to working capital.

The Pro Forma Consolidated Financial Statements do not purport to represent what NCO's actual results of operations or financial position would have been had the acquisitions occurred as of such dates, or to project NCO's results of operations or financial position for any period or date, nor does it give effect to any matters other than those described in the notes thereto. The unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus.

                                NCO GROUP, INC.

                      Pro Forma Consolidated Balance Sheet
                                  June 30, 1996
                                   (Unaudited)

                                                                  Historical
                                                      ---------------------------------           Pro Forma
                    ASSETS                                 NCO                  MAB(1)           Adjustments          Pro Forma
                                                      -----------            ----------        ---------------       ------------
Current assets:
 Cash and cash equivalents                                989,773            $  475,354        $ 8,750,000 (6)       $ 9,515,127
                                                                                                  (300,000)(2)
                                                                                                  (400,000)(3)
 Available-for-sale securities                            329,290                                                        329,290
 Accounts receivable, trade                             2,830,610             1,234,393                                4,065,003
 Accounts receivable, purchased
 Notes receivable                                                                56,088                                   56,088
 Prepaid expenses and other current assets                108,286               135,888                                  244,174
                                                      -----------            ----------        -----------           -----------
        Total current assets                            4,257,959             1,901,723          8,050,000            14,209,682

Funds held in trust for clients:
 Cash                                                   2,089,714             1,393,938                                3,483,652

Property and equipment, net                             1,420,073             1,160,130                                2,580,203

Other assets:

 Goodwill, net of accumulated amortization              6,074,713                                8,035,284 (2)        14,109,997
 Covenants, net of accumulated amortization               217,708                                                        217,708
 Acquired account inventory, net                           85,979                                                         85,979
 Deferred financing costs                                 243,879                                                        243,879
 Due from related party                                                          33,811                                   33,811
 Other assets                                             264,505                33,703                                  298,208
                                                      -----------            ----------        -----------           -----------
        Total other assets                              6,886,784                67,514          8,035,284            14,989,582
                                                      -----------            ----------        -----------           -----------
        Total assets                                  $14,654,530            $4,523,305        $16,085,284           $35,263,119
                                                      ===========            ==========        ===========           ===========
    LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Demand loan                                                                 $  400,000        $  (400,000)(3)
 Long-term debt, current portion                      $    42,333                60,000                              $   102,333
 Capitalized lease obligations, current portion            59,128               108,459                                  167,587
 Accounts payable                                         182,023               123,756                                  305,779
 Accrued expenses                                         867,933               318,027            200,000 (2)         1,385,960
 Accrued compensation and related expenses                550,423                                                        550,423
 Unearned revenue, net of related costs                    98,092                                                         98,092
                                                      -----------            ----------        -----------           -----------
        Total current liabilities                       1,799,932             1,010,242           (200,000)            2,610,174
                                                      -----------            ----------        -----------           -----------
Funds held in trust for clients                         2,089,714             1,393,938                                3,483,652

Deferred tax liability                                                                             219,000 (5)           219,000

Long-term liabilities:
 Long-term debt, net of current portion                 7,118,039               205,000        (15,000,000)(6)           323,039
                                                                                                 8,000,000 (1)
 Unearned revenue, net of related costs                   258,464                                                        258,464
 Convertible note                                                                                1,000,000 (1)         1,000,000
 Capitalized lease obligations, net of current portion    237,620               149,409                                  387,029

Commitments and contingencies

Shareholders' equity:
 Common stock                                             537,326                19,000         26,750,000 (6)        26,755,992
                                                                                                   (19,000)(4)
                                                                                                  (531,334)(5)(6)
 Unexercised warrants                                     177,294                                                        177,294
 Unrealized gain on securities                             48,475                                                         48,475
 Retained earnings                                      2,387,666             1,745,716         (1,745,716)(4)                 0
                                                                                                (2,387,666)(5)(6)
                                                      -----------            ----------        -----------           -----------
        Total shareholders' equity                      3,150,761             1,764,716         22,066,284            26,981,761
                                                      -----------            ----------        -----------           -----------
        Total liabilities and shareholders' equity    $14,654,530            $4,523,305        $16,085,284           $35,263,119
                                                      ===========            ==========        ===========           ===========

     See accompanying notes to pro forma consolidated financial statements.

                                NCO GROUP, INC.

                   Pro Forma Consolidated Statement of Income
                     for the six months ended June 30, 1996
                                   (Unaudited)

                                                              Historical
                                                    ----------------------------        Pro Forma
                                                        NCO               MAB          Adjustments             Pro Forma
                                                    -----------       ----------       -----------            -----------
Revenue                                             $12,542,664       $6,776,290                              $19,318,954
                                                    -----------       ----------       ----------             -----------
Operating costs and expenses:
  Payroll and related expenses                        5,953,895        4,254,479       $ (729,150)(7)           9,479,224
  Selling, general and administrative
      expenses                                        4,094,626        2,421,714         (190,000)(8)           6,326,340
  Depreciation and amortization expense                 422,814          248,921          160,705 (9)             832,440
                                                    -----------       ----------       ----------             -----------
      Total operating costs and
            expenses                                 10,471,335        6,925,114         (758,445)             16,638,004
                                                    -----------       ----------       ----------             -----------
Income (loss) from operations                         2,071,329         (148,824)         758,445               2,680,950

Other income (expense):

  Interest and investment income                         47,415            6,712                                   54,127
  Interest expense                                     (357,494)         (30,262)         314,785 (10)            (72,971)
                                                    -----------       ----------       ----------             -----------
Income (loss) before taxes                          $ 1,761,250       $ (172,374)      $1,073,230               2,662,106
                                                    ===========       ==========       ==========
Pro forma provision for income taxes                                                                            1,129,124 (11)
                                                                                                              -----------
Pro forma net income                                                                                          $ 1,532,982
                                                                                                              ===========
Pro forma net income per share                                                                                $       .25 (12)
                                                                                                              -----------
Pro forma weighted average
      shares outstanding                                                                                        6,216,209
                                                                                                              ===========

     See accompanying notes to pro forma consolidated financial statements.

                                NCO GROUP, INC.

                   Pro Forma Consolidated Statement of Income
                      for the year ended December 31, 1995
                                   (Unaudited)

                                                                Historical
                                          ---------------------------------------------------
                                                                                                 Pro Forma
                                             NCO           MAB          TCD         Eastern     Adjustments         Pro Forma
                                          -----------   -----------   ----------   ----------   -----------        -----------

Revenue                                   $12,732,597   $12,975,799   $7,467,000   $1,333,675                      $34,509,071
                                          -----------   -----------   ----------   ----------                      -----------
Operating costs and expenses:
  Payroll and related expenses              6,797,338     7,909,785    3,125,000      660,617    $(2,080,768)(7)    16,411,972
  Selling, general and administrative
    expenses                                4,042,342     4,138,523    3,840,000      770,742       (260,300)(13)   12,531,307
  Depreciation and amortization expense       347,503       457,997      198,000      145,778        379,216 (9)     1,528,494
                                          -----------   -----------   ----------   ----------    -----------       -----------
    Total operating costs and  expenses    11,187,183    12,506,305    7,163,000    1,577,137     (1,961,852)       30,471,773
                                          -----------   -----------   ----------   ----------    -----------       -----------
Income (loss) from operations               1,545,414       469,494      304,000     (243,462)     1,961,852         4,037,298
                                          -----------   -----------   ----------   ----------    -----------       -----------
Other income (expense):
  Interest and investment income               49,473        12,115                                                     61,588
  Interest expense                           (180,205)      (26,802)                  (94,904)       252,609 (10)      (49,302)
  Loss on disposal of property and
    equipment                                 (49,082)     (175,392)                                                  (224,474)
                                          -----------   -----------   ----------   ----------    -----------       -----------
    Total other income (expense)             (179,814)     (190,079)                  (94,904)       252,609          (212,188)
                                          -----------   -----------   ----------   ----------    -----------       -----------
Income (loss) before taxes                $ 1,365,600   $   279,415   $  304,000   $ (338,366)   $ 2,214,461         3,825,110
                                          ===========   ===========   ==========   ==========    ===========
Pro forma provision for income taxes                                                                                 1,658,609 (11)
                                                                                                                   -----------
Pro forma net income                                                                                               $ 2,166,501
                                                                                                                   ===========
Pro forma net income per share                                                                                     $       .35 (12)
                                                                                                                   ===========
Pro forma weighted average shares
  outstanding                                                                                                        6,211,179
                                                                                                                   ===========

     See accompanying notes to pro forma consolidated financial statements.

                              Notes to Consolidated
                         Pro Forma Financial Statements
                                   (Unaudited)

To date, all of the Company's acquisitions have been accounted for under the purchase method of accounting with the results of the acquired companies included in the Company's statements of income beginning on the date of acquisition.

(1) Gives effect to the acquisition of MAB, as if it occurred on June 30, 1996, for $8.0 million in cash and the issuance of a $1.0 million convertible note payable to MAB's principal shareholder.

(2) Reflects goodwill estimated at $8,035,284 resulting from the excess of the purchase price over the estimated fair market value of the net assets acquired, including estimated costs related to the acquisition of $500,000. Of such costs, $300,000 are assumed to have been paid upon closing and the remaining $200,000 are assumed to have been accrued.

(3) Assumes that the $400,000 demand loan payable by MAB was repaid from the available cash of MAB.

(4) Reflects the elimination of MAB's common stock and retained earnings in accordance with purchase method accounting.

(5) On September 3, 1996, the Company terminated its S Corporation status for federal income tax purposes and declared a distribution of the Company's estimated undistributed S Corporation earnings through the termination date (estimated at $3.0 million, subject to adjustment.) The declaration also resulted in the elimination of the Company's retained earnings and a charge of $531,334 to the common stock account for the excess of the distribution over the Company's retained earnings. A $219,000 net deferred tax liability was also established based on the estimated book and tax differences of NCO and MAB.

(6) Gives effect to the sale by the Company of 2,500,000 shares of Common Stock in the Offering and the application of the estimated net proceeds of $26.8 million to repay the outstanding debt of $15.0 million under the revolving credit facility and to pay the S Corporation distributions (estimated at $3.0 million) to existing shareholders of the Company, with the balance of $8.8 million added to working capital.

(7) Reflects the reduction in salary of MAB's principal shareholder (who is no longer active in the day-to-day operations of MAB's business), pursuant to a new employment agreement, in the amount of $321,750 and $643,500 for the six-months ended June 30, 1996 and the year ended December 31, 1995, respectively. In addition, reflects the elimination of payroll and related expenses of $407,400 and $1,437,268 for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively, relating to the elimination of certain redundant collection and administration personnel costs immediately identifiable at the time of the acquisition.

                              Notes to Consolidated
                    Pro Forma Financial Statements, Continued
                                   (Unaudited)

(8) Reversal of non-recurring charge of $190,000 recorded by MAB to account for potential losses relating to certain repayment guarantees made on behalf of third parties.

(9) Reflects amortization expenses of $160,705 and $680,808 for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively assuming MAB, TCD and Eastern had been acquired at the beginning of the periods presented. In addition, reflects the elimination of depreciation and amortization expense related to assets not acquired by NCO as part of the acquisitions of TCD and Eastern of $301,592 for the year ended December 31, 1995.

(10) Reflects the elimination of interest expenses on current and long-term debt assumed to be repaid with the offering proceeds at the beginning of the periods presented.

(11) Reflects estimated provision for income taxes, at an assumed rate of 40% after giving consideration to non-deductible goodwill expense, assuming the Company had converted from an S Corporation to a C Corporation at the beginning of the periods presented.

(12) Pro forma net income per share was computed by dividing the pro forma net income for the year ended December 31, 1995 and for the six months ended June 30, 1996 by the pro forma weighted average number of shares outstanding. Pro forma weighted average shares outstanding are based on the weighted average number of shares outstanding including common share equivalents giving retroactive effect as of January 1, 1995 and 1996 to the
     46.56 for 1 stock split and the issuance of 1,715,950 shares of common stock (at an assumed initial public offering price of $12.00 per share) net of estimated underwriting discounts and offering expenses payable by the Company, to result in net proceeds sufficient to finance the estimated $3,000,000 S Corporation distributions and repay $15,000,000 of acquisition
     - related debt.

(13) Reflects the difference between the Company's current rent expense for the TCD facility and the rental costs allocated to TCD by its parent prior to the acquisition.

                        Report of Independent Accountants


To the Shareholders of
  NCO Group, Inc.
Blue Bell, Pennsylvania

We have audited the accompanying balance sheets of NCO Group, Inc. as of December 31, 1994 and 1995 and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NCO Group, Inc. as of December 31, 1994 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.




Coopers & Lybrand LLP




2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 16, 1996, except as to Notes 1, 2, 3, 7 and 13 for which the date is September 5, 1996

                                NCO GROUP, INC.

                                 Balance Sheets

                                                                                  December 31,
                                                                                  ------------                         June 30,
                                   ASSETS                               1994                      1995                   1996
                                                                        ----                      ----                   ----
                                                                                                                      (Unaudited)
Current assets:
      Cash and cash equivalents                                      $   526,018             $  804,550              $   989,773
      Available-for-sale securities                                      239,944                299,488                  329,290
      Accounts receivable, trade, net of allowance for
        doubtful accounts of $7,400, $23,200 and $64,554,
        respectively                                                     603,176              1,394,801                2,830,610
      Accounts receivable, purchased                                      44,038                  7,745
      Notes receivable                                                    64,000                100,000
      Prepaid expenses and other current assets                           96,552                118,793                  108,286
                                                                     -----------             ----------              -----------

                                  Total current assets                 1,573,728              2,725,377                4,257,959
                                                                     -----------             ----------              -----------
Funds held in trust for clients                                          746,989              1,228,889                2,089,714

Property and equipment, net                                              477,327                637,133                1,420,073

Other assets:
      Goodwill, net of accumulated amortization                          940,387              2,636,271                6,074,713
      Covenants, net of accumulated amortization                                                                         217,708
      Acquired account inventory, net                                    244,499                138,623                   85,979
      Deferred financing costs                                                                  279,014                  243,879
      Other assets                                                       122,789                227,826                  264,505
                                                                     -----------             ----------              -----------
                                  Total other assets                   1,307,675              3,281,734                6,886,784
                                                                     -----------             ----------              -----------
                                                                     $ 4,105,719             $7,873,133              $14,654,530
                                                                     ===========             ==========              ===========

                       LIABILITIES AND SHAREHOLDERS' EQUITY



Current liabilities:
      Long-term debt, current portion                                $   316,863             $   46,171              $    42,333
      Capitalized lease obligations, current portion                                                                      59,128
      Accounts payable                                                    59,961                221,562                  182,023
      Accrued expenses                                                   169,045                565,734                  867,933
      Accrued compensation and related expenses                          222,587                777,985                  550,423
      Unearned revenue, net of related costs                             332,671                302,384                   98,092
                                                                     -----------             ----------              -----------

                                  Total current liabilities            1,101,127              1,913,836                1,799,932
                                                                     -----------             ----------              -----------

Funds held in trust for clients                                          746,989              1,228,889                2,089,714

Long-term liabilities:
      Long-term debt, net of current portion                             732,333              2,592,906                7,118,039
      Capitalized lease obligations, net of current portion                                                              237,620
      Unearned revenue, net of related costs                             102,586                 86,155                  258,464

Commitments and contingencies

Shareholders' equity:
      Common stock, no par value,  25,000,000 shares
        authorized, 4,126,566, 4,213,447 and
        4,213,447 shares issued and outstanding
        December 31, 1994 and 1995 and June 30, 1996,
        respectively                                                     349,326                537,326                  537,326
      Unexercised warrants                                                                      177,294                  177,294
      Retained earnings                                                1,086,053              1,378,261                2,387,666
      Unrealized gain (loss) on securities                               (12,695)                41,339                   48,475
      Notes receivable - shareholder                                                            (82,873)
                                                                     -----------             ----------              -----------

                                  Total shareholders' equity           1,422,684              2,051,347                3,150,761
                                                                     -----------             ----------              -----------
                                                                     $ 4,105,719             $7,873,133              $14,654,530
                                                                     ===========             ==========              ===========

   The accompanying notes are an integral part of these financial statements.

                                NCO GROUP, INC.

                              Statements of Income

                                                                                                                Six Months Ended
                                                                      Year Ended December 31,                  June 30, (unaudited)
                                                          --------------------------------------------     -------------------------
                                                               1993           1994           1995              1995        1996
                                                               ----           ----           ----              ----        ----
Revenue                                                   $  7,444,982    $  8,577,895    $ 12,732,597    $5,546,258   $ 12,542,664
                                                          ------------    ------------    ------------    ----------   ------------

Operating costs and expenses:
      Payroll and related expenses                           4,122,528       4,558,351       6,797,338     2,956,773      5,953,895
      Selling, general and administrative expenses           2,390,741       2,673,521       4,042,342     1,744,785      4,094,626
      Depreciation and amortization expense                    141,497         215,117         347,503       115,869        422,814
                                                          ------------    ------------    ------------    ----------   ------------
                                                             6,654,766       7,446,989      11,187,183     4,817,427     10,471,335
                                                          ------------    ------------    ------------    ----------   ------------
Income from operations                                         790,216       1,130,906       1,545,414       728,831      2,071,329
                                                          ------------    ------------    ------------    ----------   ------------
Other income (expense):
      Interest and investment income                            24,135          26,735          49,473        24,560         47,415
      Interest expense                                         (13,607)        (71,588)       (180,205)      (48,305)      (357,494)
      Loss on disposal of property and equipment                                               (49,082)      (49,082)
                                                          ------------    ------------    ------------    ----------   ------------
                                                                10,528         (44,853)       (179,814)      (72,827)      (310,079)
                                                          ------------    ------------    ------------    ----------   ------------
Net income                                                $    800,744    $  1,086,053    $  1,365,600    $  656,004   $  1,761,250
                                                          ============    ============    ============    ==========   ============
Pro forma (unaudited):
      Historical income before income taxes               $    800,744    $  1,086,053    $  1,365,600    $  656,004   $  1,761,250
      Pro forma provision for  income taxes                    320,000         434,000         546,000       262,000        704,000
                                                          ------------    ------------    ------------    ----------   ------------
      Pro forma net income                                $    480,744    $    652,053    $    819,600    $  394,004   $  1,057,250
                                                          ============    ============    ============    ==========   ============
      Pro forma net income per share                                                      $        .17                 $        .22
                                                                                          ============                 ============
      Pro forma weighted average shares outstanding                                          4,745,229                    4,750,259
                                                                                          ============                 ============



   The accompanying notes are an integral part of these financial statements.

                                NCO GROUP, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                Common Stock
                                            --------------------                            Unrealized
                                             Number                                            Gains         Notes
                                               of                  Unexercised   Retained   (Losses) on    Receivable
                                             Shares      Amount     Warrants     Earnings    Securities   Shareholder       Total
                                            --------   ---------    --------    ----------   ----------   -----------       -----
January 1, 1993                            4,002,763    $ 49,326                 $ 670,728                             $    720,054
Net income                                                                         800,744                                  800,744
Distributions to shareholders                                                     (658,106)                                (658,106)
Change in unrealized gains on securities                                                      $  13,539                      13,539
                                           ---------   ---------   ----------   ----------    ---------   -----------  ------------

Balance, December 31, 1993                 4,002,763      49,326                   813,366       13,539                     876,231

Issuance of common stock                     123,803     300,000                                                            300,000
Net income                                                                       1,086,053                                1,086,053
Distributions to shareholders                                                     (813,366)                                (813,366)
Change in unrealized losses on securities                                                       (26,234)                    (26,234)
                                           ---------   ---------   ----------   ----------    ---------   -----------  ------------

Balance, December 31, 1994                 4,126,566     349,326                 1,086,053      (12,695)                  1,422,684

Issuance of common stock                      86,881     188,000                                          $   (13,588)       52,112
Warrants issued (Note 7)                                           $  177,294                                               177,294
Note repayments                                                                                                53,015        53,015
Net income                                                                       1,365,600                                1,365,600
Distributions to shareholders                                                   (1,073,392)                              (1,073,392
Change in unrealized gains on securities                                                         54,034                      54,034
                                           ---------   ---------   ----------   ----------    ---------   -----------  ------------

Balance, December 31, 1995                 4,213,447     537,326      177,294    1,378,261       41,339       (82,873)    2,051,347

Note repayments                                                                                                82,873        82,873
Net income (unaudited)                                                           1,761,250                                1,761,250
Distributions to shareholders (unaudited)                                         (751,845)                                (751,845)
Change in unrealized gains
     on securities (unaudited)                                                                    7,136                       7,136
                                           ---------   ---------   ----------   ----------    ---------   -----------  ------------

Balance, June 30, 1996 (unaudited)         4,213,447   $ 537,326   $  177,294   $2,387,666    $  48,475         -      $  3,150,761
                                           =========   =========   ==========   ==========    =========   ===========  ============


   The accompanying notes are an integral part of these financial statements.

                                NCO GROUP, INC.

                            Statements of Cash Flows

                                                                                                                Six Months Ended
                                                                      Year Ended December 31,                  June 30, (unaudited)
                                                          --------------------------------------------     -------------------------
                                                               1993           1994           1995              1995        1996
                                                               ----           ----           ----              ----        ----
Cash flows from operating activities:
  Net income                                              $  800,744       $1,086,053    $ 1,365,600       $  656,004   $ 1,761,250
  Adjustments to reconcile net income to net
   cash provided by operating activities:
       Depreciation                                          141,497          171,378        199,123           83,065       150,008
       Loss/(gain) on disposal of equipment                                                   49,082           49,082        (9,043)
       Loss/(gain) on sale of securities                       9,001            4,421          2,877            2,609        (8,925)
       Amortization of goodwill and covenants                                  43,739        115,937           32,804       237,670
       Amortization of deferred financing fees                                                32,443                         35,135
       Provision for doubtful accounts                                          3,903          3,808            3,808        33,000
       Amortization of deferred rent                         (59,100)
       Other noncash credits                                  (5,531)
       Changes in assets and liabilities, net of
         acquisitions:
         Accounts receivable, trade                          (17,776)         (41,675)      (571,611)        (566,168)     (646,041)
         Notes receivable                                                     (64,000)       (36,000)          64,000       100,000
         Acquired accounts inventory                                           71,375        105,876           53,235        52,644
         Accounts receivable, purchased                                       (44,038)        36,293           22,062         7,745
         Prepaid expenses                                     (5,728)         (40,249)       (22,241)          (2,153)       10,507
         Other assets                                        (27,868)         (40,112)      (105,037)          (4,695)      (26,679)
         Accounts payable                                     33,036         (123,094)       161,601                        (39,539)
         Accrued expenses                                     70,511             (214)       187,353          561,334       302,199
         Accrued compensation and related expenses                             51,755        555,398           (1,200)     (227,562)
         Unearned revenue                                     40,929           23,950        (46,718)          (2,897)       31,982
                                                          ----------       ----------    -----------      -----------    ----------
             Net cash provided by operating activities       979,715        1,103,192      2,033,784          950,890     1,700,387
                                                          ----------       ----------    -----------      -----------    ----------
Cash flows from investing activities:
  Purchase of property and equipment                        (131,927)         (77,999)      (298,076)         (88,439)     (426,069)
  Purchase of securities                                     (29,187)        (169,785)      (107,643)         (88,089)      (53,307)
  Proceeds from sales of securities                           26,466          143,613         99,256           69,640        39,566
  Net cash paid for acquisitions                                           (1,000,000)    (1,729,244)                    (4,875,839)
                                                          ----------       ----------    -----------      -----------    ----------
             Net cash used in investing activities          (134,648)      (1,104,171)    (2,035,707)        (106,888)   (5,315,649)
                                                          ----------       ----------    -----------      -----------    ----------
Cash flows from financing activities:
  Issuance of notes payable                                                 1,000,000
  Repayment  of notes payable                                (79,530)        (222,084)    (1,067,117)        (185,040)      (80,543)
  Borrowings under credit agreement                                                        2,450,000                      4,550,000
  Payment of fees to acquire new debt                                                       (134,163)
  Issuance of common stock                                                                   105,127           52,112
  Decrease in notes receivable - shareholders                 33,604                                                         82,873
  Distributions to shareholders                             (658,106)        (813,366)    (1,073,392)        (914,956)     (751,845)
                                                          ----------       ----------    -----------      -----------    ----------
             Net cash provided by (used in) financing
               activities                                   (704,032)         (35,450)       280,455       (1,047,884)    3,800,485
                                                          ----------       ----------    -----------      -----------    ----------
Net  increase (decrease) in cash                             141,035          (36,429)       278,532         (203,882)      185,223
Cash and cash equivalents at beginning of year               421,412          562,447        526,018          526,018       804,550
                                                          ----------       ----------    -----------      -----------    ----------
Cash and cash equivalents at end of year                  $  562,447       $  526,018    $   804,550      $   322,136    $  989,773
                                                          ==========       ==========    ===========      ===========    ==========
Supplemental disclosures of cash flow information:
  Cash paid for interest                                  $   13,559       $   71,588    $   157,379      $    48,653    $  323,097
  Noncash investing and financing activities:
      Note receivable - shareholder                                                           82,873           82,873
      Fair value of assets acquired                                           442,874      2,145,578                        982,018
      Liabilities assumed from acquisitions                                   127,000        416,334
      Warrants issued with debt                                                              177,294
      Property acquired under capital leases                                                                                348,586
      Common stock issued for acquisition                                     300,000


   The accompanying notes are an integral part of these financial statements.

                                NCO GROUP, INC.

                          Notes to Financial Statements
                   (Amounts and disclosures for the six months ended June 30, 1996 and 1995 are unaudited)


 1.      Nature of Operations:

         NCO Group, Inc. (the "Company") is a leading provider of accounts receivable management and related services utilizing an extensive teleservices infrastructure. The Company's client base is comprised of companies in the following industries: education, financial services, healthcare, telecommunications, utilities and government entities.

         Effective September 3, 1996, the Company reorganized its corporate structure. At September 3, 1996, the shareholders of NCO Financial Systems, Inc. contributed each of their shares of common stock in exchange for one share of common stock of the Company, a recently formed corporation. The Company intends to effect a 46.56 for 1 stock split in September 1996 and will increase the number of authorized shares to 5,000,000 shares of preferred stock and 25,000,000 shares of common stock. All per share and related amounts have been adjusted to reflect the stock exchange and proposed stock split.

         Simultaneously with the contribution of the common stock of NCO Financial Systems, Inc., two additional subsidiaries of NCO Group were formed. Prior to September 3, 1996, NCO Financial Systems, Inc. was the only company within NCO Group, Inc. to have operations.


 2.      Summary of Significant Accounting Policies:

                  Revenue Recognition:

         The Company generates revenues from contingency fees and contractual services. Contingency fee revenue is recognized upon collection of funds on behalf of clients. Contractual services revenue is deferred and recognized as services are performed.

                  Property and Depreciation:

         Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful life of each class of assets using the straight-line method. Expenditures for maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized. When property is sold or retired, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss on the transaction is included in the statement of income.

                  (Amounts and disclosures for six months ended
                      June 30, 1996 and 1995 are unaudited)

2.      Summary of Significant Accounting Policies, continued:

                  Income Taxes:

         The Company has elected to be taxed as an S Corporation under the Internal Revenue Code and the Pennsylvania Tax Code. While this election was in effect, no provision was made for income taxes by the Company since all income is taxed directly to, and losses and tax credits utilized directly by, the shareholders of the Company.

         The Company terminated its S Corporation status on September 3, 1996. Upon termination of its Subchapter S status, the Company adopted SFAS No. 109, "Accounting for Income Taxes". This standard requires an asset and liability approach that takes into account changes in tax rates when valuing the deferred tax amounts to be reported in the balance sheet.

         Upon termination of the S Corporation status and adoption of SFAS 109, the Company recorded an estimated net deferred tax asset that will not have a material impact on the financial statements. The net deferred tax asset resulted primarily from differences in the treatment of unearned revenue and acquired account inventory.

                  Cash and Cash Equivalents:

         The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. These financial instruments potentially subject the Company to concentrations of credit risk.

         At December 31, 1994 and 1995 and June 30, 1996, the Company had bank deposits in excess of federally insured limits of approximately $500,000, $1,276,000 and $2,514,474, respectively. The Company's cash deposits have been placed with a large national bank to minimize risk and the cost approximates fair value.

                  Credit Policy:

         The Company has two types of arrangements under which it collects its contingency fee revenue. For certain clients the Company remits funds collected on behalf of the client, net of the related contingency fees while, for other clients, the Company remits gross funds, collected on behalf of clients, and bills the client separately for its contingency fees. Management carefully monitors its client relationships in order to minimize its credit risk and generally does not require collateral. In the event of collection delays from clients, management may at its discretion change from the gross remittance method to the net remittance method.

                  (Amounts and disclosures for six months ended
                      June 30, 1996 and 1995 are unaudited)

2.      Summary of Significant Accounting Policies, continued:

                  Investment Securities:

         The Company accounted for marketable securities in accordance with Statement of Financial Accounting Standards SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," for all periods presented. The statement requires management to make a determination as to which of three categories they will report their investments in:
         "held to maturity" which are reported at amortized cost; "trading securities" which are reported at fair value with changes in unrealized gains or losses included in current earnings and "available for sale" securities which include all investments not included in the above two categories and are reported at fair value with changes in unrealized gains and losses reflected directly as a separate component of shareholders' equity. Realized gains and losses on the sale of securities are recognized using the specific identification method and included in the statement of income.

                  Accounts Receivable Purchased:

         Purchased accounts receivable portfolios are recorded at cost and amortized, based upon a percentage of expected collections, over the estimated life of the individual portfolios. The amortization rates are reviewed periodically and adjusted based on the projected overall collection performance of each portfolio.

                  Acquired Account Inventory:

         Acquired account inventory consists of individual contracts with student loan debtors that do not exceed three years. These accounts are periodically reviewed by management for collectibility.

                  Goodwill and Acquisition Costs:

         Goodwill represents the excess of purchase price over the fair market value of the net assets of the acquired business. Goodwill is amortized on a straight-line basis over 15 years. The recoverability of goodwill is periodically reviewed by the Company. In making such determination with respect to goodwill, the Company evaluates the operating cash flows of the underlying business which gave rise to such amount. Accumulated amortization at December 31, 1994 and 1995 and June 30, 1996 totaled $43,739, $159,676 and $377,553, respectively.

                  Covenants:

         Non-compete covenants are based on an allocation of the purchase price of $237,500 in connection with the acquisition of Trans Union Corporation Collections Division (TCD) on January 3, 1996. The non-compete covenant is being amortized on a straight-line basis over the term of the covenant which is 5 years.

                  (Amounts and disclosures for six months ended
                      June 30, 1996 and 1995 are unaudited)

 2.      Summary of Significant Accounting Policies, continued:

                  Deferred Financing Costs:

         Deferred financing costs relate to debt issuance costs incurred which are capitalized and amortized over the term of the debt.

                  Estimates Utilized in the Preparation of Financial Statements:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  Earnings Per Share:

         On September 3, 1996, the shareholders of NCO Financial Systems, Inc. (Note 1) contributed each of their shares of common stock in exchange for one share of the Company's common stock. The Company intends to effect a 46.56 for 1 stock split in September 1996. All per share and related amounts contained in these financial statements and notes have been adjusted to reflect the stock exchange and proposed stock split.

         Pro forma net income per share was computed by dividing the pro forma net income for the year ended December 31, 1995 and for the six-month period ended June 30, 1996 by the pro forma weighted average number of shares outstanding. Pro forma weighted average shares outstanding are based on the weighted average number of shares outstanding including common equivalent shares giving retroactive effect as of January 1, 1995 to the stock split. All outstanding options and warrants have been treated as common equivalent shares in calculating pro forma net income per share, using the treasury stock method and an assumed initial public offering price of $12.00 per share, only when their effect would be dilutive. The pro forma weighted average number of shares outstanding have also been adjusted to include the number of shares of common stock (250,000) that the Company would have needed to issue at the assumed initial public offering price of $12.00 per share to finance the distribution of undistributed S Corporation earnings through the date on which the Company terminated its S Corporation status (estimated at $3,000,000).

                  Interim Financial Information:

         The interim financial information as of June 30, 1996 and for the six months ended June 30, 1996 and 1995 has been prepared from the unaudited financial records of the Company and in the opinion of management, reflects all adjustments necessary for a fair presentation of the financial position and results of operations and of cash flows for the respective interim periods. All adjustments were of a normal and recurring nature.

                  (Amounts and disclosures for six months ended
                      June 30, 1996 and 1995 are unaudited)


 3.      Acquisitions:

         On January 3, 1996, the Company purchased certain assets of TCD for $4,750,000 in cash. The purchase price was allocated based upon the estimated fair market value of property, accounts receivable and an agreement not to compete which resulted in goodwill in the amount of $3,681,000.

         On August 1, 1995, the Company purchased certain assets of Eastern Business Services, Inc. (Eastern) for approximately $2,041,000 comprised of $1,625,000 in cash and $416,000 of liabilities assumed. The purchase price was allocated primarily based upon the estimated fair market values of accounts receivable and equipment purchased less notes payable and funds due to clients which resulted in goodwill in the amount of $1,812,000.

         On April 29, 1994 the Company purchased certain assets of B. Richard Miller, Inc. (BRM) at a cost of $1,427,000, which was comprised of $1,000,000 in cash, common stock valued at $300,000 and a note payable to the seller of $127,000. The purchase price was allocated based upon the estimated fair market value of the acquired property and equipment and account inventory and resulted in goodwill of $984,126.

         The following summarizes unaudited pro forma results of operations for the years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, assuming the acquisitions (including the acquisition of MAB on September 5, 1966) occurred as of the beginning of the respective periods.


                                                                     June 30,
                                       1994           1995            1996
                                   -----------    -----------     -------------
         Net revenue               $30,530,000    $34,509,000     $  19,319,000

         Income before taxes         3,001,000      3,825,000         2,662,000

                  (Amounts and disclosures for six months ended
                      June 30, 1996 and 1995 are unaudited)

 4.      Marketable Securities:

         The Company has classified all of its securities as "available for sale" and has recorded them at fair value and unrealized gains and losses as a separate component of shareholders' equity.

         Proceeds from the sale of investment securities were $26,466, $143,613 and $99,256 for the years ended December 31, 1993, 1994 and 1995, respectively and $69,640 and $39,566 for the six months ended June 30, 1995 and 1996, respectively.

                                                                      Unrealized            Unrealized
                                                                        Holding               Holding                Fair
                                                       Cost               Gain                  Loss                Value
                                                    ----------         ----------            ----------           ----------

                             1994
                             ----

         Common stock                               $ 162,342           $   8,827            $ (18,650)             152,519
         Corporate bonds                               90,297                                   (2,872)              87,425
                                                    ---------           ---------            ---------            ---------
                                                    $ 252,639           $   8,827            $ (21,522)           $ 239,944
                                                    =========           =========            =========            =========



                             1995
                             ----



         Common stock                               $ 167,852           $  41,475            $  (6,164)           $ 203,163
         Corporate bonds                               90,297               6,028                                    96,325
                                                    ---------           ---------            ---------            ---------

                                                    $ 258,149           $  47,503            $  (6,164)           $ 299,488
                                                    =========           =========            =========            =========

                            1996
                            ----

         Common stock                               $ 190,518           $  48,503            $  (1,971)           $ 237,050
         Corporate bonds                               90,297               1,943                                    92,240
                                                    ---------           ---------            ---------            ---------
                                                    $ 280,815           $  50,446            $  (1,971)           $ 329,290
                                                    =========           =========            =========            =========


                  (Amounts and disclosures for six months ended
                      June 30, 1996 and 1995 are unaudited)

 4.      Marketable Securities, continued:

         Investment income, included in interest and investment income on the statement of income, consisted of:



                                                                                                        Six Months
                                                                                                          Ended
                                                          Year Ended December 31,                        June 30,
                                                  ----------------------------------------       -------------------------
                                                    1993            1994            1995            1995           1996
                                                  --------        --------        --------        --------        --------
         Realized gain on the sale of
           available-for-sale  securities                         $ 11,749        $ 12,217        $  7,255        $ 11,535

         Realized loss on the sale of
           available-for-sale securities          $ (9,001)        (16,170)        (15,094)         (9,864)         (2,610)
         Interest income                             7,497           5,142           7,035           3,517           3,517
         Dividend income                             5,835           5,211           5,892           2,866           3,270
                                                  --------        --------        --------        --------        --------

                                                  $  4,331        $  5,932        $ 10,050        $  3,774        $ 15,712
                                                  ========        ========        ========        ========        ========


         The fair values of marketable securities by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or repayment penalties

                                                    December 31,             June 30,
                                                 ---------------------       -------
                                                   1994          1995         1996
                                                 -------       -------       -------
         Within one year                                       $20,425       $20,208

         After one year but within 5 years       $29,375        10,537        10,172

         After 5 years but within 10 years        58,050        65,363        61,860
                                                 -------       -------       -------
                                                 $87,425       $96,325       $92,240
                                                 =======       =======       =======



 5.      Funds Held in Trust for Clients:

         In the course of the Company's regular business activities as a accounts receivable management company, the Company receives clients' funds arising from the collection of accounts placed with the Company. These funds are placed in segregated cash accounts and are generally remitted to clients within 30 days.

                  (Amounts and disclosures for six months ended
                      June 30, 1996 and 1995 are unaudited)

 6.      Property and Equipment:

         Property and equipment, at cost, consists of the following:



                                                      December 31,              June 30,
                                             ---------------------------       ----------
                                                1994             1995             1996
                                             ----------       ----------       ----------
         Leased assets                                                         $  324,414
         Computer equipment                  $  726,099       $  905,732        1,368,155
         Furniture and fixtures                 236,413          316,312          462,423
                                             ----------       ----------       ----------

                                                962,512        1,222,044        2,154,992

         Less accumulated depreciation          485,185          584,911          734,919
                                             ----------       ----------       ----------
                                             $  477,327       $  637,133       $1,420,073
                                             ==========       ==========       ==========


         Depreciation of property and equipment is calculated on a straight-line basis over their estimated useful lives. Amounts charged to operations amounted to $141,497, $171,378 and $199,123 for the years ended 1993,
         1994 and 1995, respectively and $83,065 and $150,008 for the six months ended June 30, 1995 and 1996, respectively. Included in the computer equipment shown above for the six months ended June 30, 1996 are capital leases with a gross amount of $348,586 and accumulated depreciation of $17,429. The Company had not entered into any capital lease transactions for the years ended December 31, 1994 and 1995.

                  (Amounts and disclosures for six months ended
                      June 30, 1996 and 1995 are unaudited)

 7.      Long-Term Debt:


                                                                           December 31,                 June 30,
                                                                 ------------------------------        -----------
                                                                    1994               1995               1996
                                                                 -----------        -----------        -----------
         Revolving credit agreement, prime plus
                    1.375%, due July 1999                                             $ 2,450,000        $ 7,000,000

         Non-interest bearing note acquired;
                    $225,750 face amount, payable in
                    monthly installments of $5,250 through
                    July 1999 (less unamortized discount
                    based on imputed interest rate of 10%)                                189,077            160,372

         Note payable, bank, prime plus 1.0%, due
                    April 1999                                   $   662,500

         Note payable, bank, prime plus 0.5%, due
                    March 1996                                       250,000

         Note payable, bank, 7.15%, due August 1995                   59,112


         Subordinated seller  note payable, prime plus
                    1.5%, due August 1995                             77,584

         Less current portion                                       (316,863)           (46,171)           (42,333)
                                                                 -----------        -----------        -----------

                                                                 $   732,333        $ 2,592,906        $ 7,118,039
                                                                 ===========        ===========        ===========


         The following summarizes the Company's required debt payments for the next five years ending June 30:

                       1997                         $      42,000
                       1998                                54,000
                       1999                                59,000
                       2000                             7,005,000

         In July 1995 the Company entered into a revolving credit agreement which provides for borrowings up to $7,000,000 to be utilized for working capital and qualified acquisition indebtedness of the Company. The line of credit is collateralized by substantially all the assets of the Company. Proceeds from the agreement were utilized to primarily refinance notes payable due to the bank in the amount of approximately $850,000, and cash payments of $1,600,000 and $4,500,000 for the acquisition of Eastern and TCD, respectively (see Note 3).

                  (Amounts and disclosures for six months ended
                      June 30, 1996 and 1995 are unaudited)

 7.      Long-Term Debt, continued:

         The revolving credit agreement contains, among other provisions, requirements for maintaining defined levels of working capital, net worth, capital expenditures, various financial ratios and restrictions of distributions to shareholders.

         The Company recorded deferred charges of approximately $311,000 in connection with the acquisition of the revolving credit agreement, which consisted primarily of bank charges, legal fees and warrants issued to the bank exercisable into an aggregate of 175,531 shares of the Company's common stock. The warrants expire on July 31, 2005 and are only exercisable upon certain events at a nominal exercise price. The bank had the right to put, and the Company had the ability to call, the warrants during the twelve-month period ending on July 31, 2001. However, these rights were eliminated as part of the increase in the credit agreement in August 1996.

         In August 1996 the credit agreement was increased to $15,000,000 to provide financing for the acquisition of Management Adjustment Bureau, Inc. and the bank received a warrant for 46,560 shares, exercisable at the initial public offering price, as consideration. In addition, the bank agreed to increase the credit agreement to $25,000,000 upon completion of the Company's initial public offering (see Note 13) and will receive, as consideration, a warrant for an additional 18,500 shares, exercisable at the initial public offering price.

         In connection with the acquisition of Eastern Business Services, the Company assumed a noninterest-bearing note payable with an outstanding face amount of $225,750 at December 31, 1995 and June 30, 1996.

         Long-term debt is primarily variable in nature and is based on the prime rate. Management estimates the carrying value of long-term debt approximates fair value.


 8.      Employee Benefit Plans:

         The Company has a savings plan under Section 401(k) of the Internal Revenue Code (the "Plan"). The Plan allows all eligible employees to defer up to 20% of their income on a pretax basis through contributions to the Plan. The Company will match 25% of employee contributions for an amount up to 6% of each employee's base salary. The charge to operations for the matching contributions was $22,828, $23,536 and $30,027 for 1993, 1994 and 1995, respectively and $14,819 and $20,525 for the six months ended June 30, 1995 and 1996.

                  (Amounts and disclosures for six months ended
                      June 30, 1996 and 1995 are unaudited)


 9.      Leases:

         The Company has entered into various office lease agreements with limited partnerships owned by shareholders of the Company. In addition, the Company has made disbursements on behalf of the limited partnerships and has recorded a note receivable of $64,000 and $100,000 at December 31, 1994 and 1995, respectively. This note was repaid during the six-months ended June 30, 1996.

         The Company leases certain equipment under agreements which are classified as capital leases. The equipment leases have original terms ranging from 36 to 48 months, and have purchase options at the end of the original lease term. Leased capital assets are included in computer equipment.

         The Company also leases certain equipment under noncancelable operating leases. Future minimum payments, by year and in the aggregate, under noncancelable capital leases and operating leases with initial or remaining terms of one year or more consist of the following at June 30, 1996 (in thousands):


                                                                     Capital         Operating
                              Years Ended June 30,                   Leases           Leases            Totals
                              ---------------------           -------------    ---------------    ---------------
                       1997                                    $    86,216        $    746,495        $   832,711
                       1998                                         86,216             661,050            747,266
                       1999                                         86,216             617,881            704,097
                       2000                                         74,113             595,822            669,935
                       2001                                         37,431             416,462            453,893
                       Future years                                                    573,750            573,750
                                                              -------------    ---------------    ---------------

                       Total minimum lease payments                370,192        $  3,611,460        $ 3,981,652
                                                                               ===============    ===============

                       Amounts representing interest                73,444
                                                              -------------

                       Present value of net minimum                296,748
                       payments

                       Current portion                              59,128
                                                              -------------

                                                               $   237,620
                                                              =============


         Rent expense was $466,189, $305,308 and $463,916 for the years ended December 31, 1993, 1994 and 1995, respectively and $466,453 and $194,162 for the six months ended June 30, 1996 and 1995. The related party office lease expense was $81,563, $297,500 and $385,217 for 1993, 1994 and 1995, respectively and $201,825 and $282,289 for the six months ended June 30, 1995 and 1996, and provides for an escalation clause which takes effect in 1998. The total amount of base rent payments is being charged to expense on the straight-line method over the term of the lease.

                  (Amounts and disclosures for six months ended
                      June 30, 1996 and 1995 are unaudited)

10.      Stock Options:

         The Company adopted a stock option plan (the Plan) in 1995 for its employees. The Plan authorized 221,719 shares of the Company's common stock to be issued pursuant to either incentive stock options or non-qualified stock options. The option price for incentive stock options shall be equal to at least fair market value, at the date of grant, whereas the option price for non-qualified stock options may be less than fair market value. The vesting period of options issued under either plan is at the discretion of the Board of Directors. The maximum exercise period is ten years after the date of grant. A summary of stock option activity since inception of the plan is as follows:

                                                                                                       Number of
                                                                        Number of    Option Price        Shares
                                                                         Options       Per Share      Exercisableble
                                                                        ---------    -----------       --------------


                       Outstanding at January 1, 1995
                            Granted                                      144,057        $ 2.73           144,057
                            Exercised
                            Expired
                                                                         -------          ----           -------

                       Outstanding at December 31, 1995                  144,057          2.73           144,057

                            Granted
                            Exercised
                            Expired
                                                                         -------          ----           -------

                       Outstanding at June 30, 1996                      144,057        $ 2.73           144,057
                                                                         =======        ======           =======


         As part of the purchase price for the acquisition of certain assets of B. Richard Miller, Inc., 123,803 shares of the Company's common stock were issued to BRM's principal shareholder, who also received an option to purchase up to an additional 86,881 shares of the Company which was exercised during 1995 at a cost of $188,000. As a result of the purchase of these shares, a receivable of $82,873 was due from the seller as of December 31, 1995 which was subsequently repaid during the six month period ended June 30, 1996.

                  (Amounts and disclosures for six months ended
                      June 30, 1996 and 1995 are unaudited)


11.      Recent Accounting Pronouncements:

         In October 1995, the FASB issued (SFAS No. 123), "Accounting for Stock-Based Compensation", which is effective for the Company in 1996. SFAS No. 123 requires Companies to either recognize compensation expense, based on fair value of the stock-based compensation determined by an option pricing model utilizing various assumptions regarding the underlying attributes of the options and the Company's stock, or provide pro-forma disclosures and continue to recognize compensation expense in accordance with Accounting Practices Bulletin Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). The Company will adopt the provisions of SFAS No. 123 in its 1996 annual financial statements. The adoption of SFAS No. 123 had no effect on the Company's cash flows.

         In March 1995, the FASB issued (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of", which was effective for the Company beginning January 1, 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment, based on the estimated future cash flows, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. SFAS No. 121 had no impact on the financial statements upon adoption.


12.      Commitments and Contingencies:

         The Company is party to various legal proceedings incidental to its business. Certain claims, suits, and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, all such matters are adequately covered by insurance or, if not covered, are without merit or are of such kind, or involve such amounts, as would not have a significant effect on the financial position, results of operations, or cash flows of the Company, if disposed of unfavorably.


13.       Subsequent Events:

         The Company intends to file a registration statement in September 1996 with the Securities and Exchange Commission in connection with a proposed initial public offering of 2,500,000 shares of its common stock. The Company intends to use the proceeds for repayment of bank debt incurred to finance acquisitions, payment of S Corporation distributions, and for working capital and other general corporate purposes, including possible acquisitions.

                  (Amounts and disclosures for six months ended
                      June 30, 1996 and 1995 are unaudited)


13.      Subsequent Events, continued:

         The Company purchased the common stock of Management Adjustment Bureau, Inc. for $8,000,000 in cash and a $1,000,000 convertible note on September 5, 1996. The purchase price was allocated based upon the estimated fair market value of the acquired assets and liabilities. MAB provides accounts receivable management to a variety of general businesses.

Report of Independent Accountants





To the Shareholder of
Management Adjustment Bureau, Inc.


We have audited the accompanying balance sheets of Management Adjustment Bureau, Inc. as of December 31, 1994, 1995 and June 30, 1996, and the related statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1995 and the six months ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Management Adjustment Bureau, Inc. as of December 31, 1994, 1995 and June 30, 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 and the six months ended June 30, 1996, in conformity with generally accepted accounting principles.





Coopers & Lybrand, L.L.P.

Rochester, New York
August 20, 1996

Management Adjustment Bureau, Inc.
Balance Sheets




                                                                               December 31,            June 30,
                            Assets                                       1994            1995            1996
                            ------                                  -----------      -----------     -----------
Current assets:
      Cash                                                          $  413,088       $  290,197       $  475,354
      Accounts receivable (less allowance for doubtful
      accounts of $47,000, $80,420 and $92,808, respectively)          924,551        1,308,511        1,234,393
      Property held for sale                                                            217,400
      Loans receivable                                                                   57,623           56,088
      Prepaid expenses                                                 145,476          162,091          135,888
                                                                    ----------       ----------       ----------
                 Total current assets                                1,483,115        2,035,822        1,901,723
                                                                    ----------       ----------       ----------
Funds held in trust for clients                                      1,778,502        1,530,270        1,393,938
Property and equipment, net                                          1,005,664        1,319,614        1,160,130
Other assets:
      Loan receivable                                                   50,000                            33,811
      Cash value - officer's life insurance                              6,256            6,673            7,189
      Deposits                                                          12,000           16,200           26,514
                                                                    ----------       ----------       ----------
                 Total other assets                                     68,256           22,873           67,514
                                                                    ----------       ----------       ----------
                                                                    $4,335,537       $4,908,579       $4,523,305
                                                                    ==========       ==========       ==========
Liabilities and Retained Earnings

Current liabilities:
      Line-of-credit                                                                 $  446,000       $  400,000
      Long-term debt, current portion                               $  252,176          271,456          168,459
      Accounts payable                                                  41,917           92,738          123,756
      Accrued expenses                                                 117,178          220,948          318,027
                                                                    ----------       ----------       ----------
                 Total current liabilities                             411,271        1,031,142        1,010,242
                                                                    ----------       ----------       ----------

Funds held in trust for clients                                      1,778,502        1,530,270        1,393,938

Long-term debt                                                         173,089          410,077          354,409

Retained earnings:
      Common stock, no par value; Class A - authorized
      200 shares; issued and outstanding 100 shares                     19,000           19,000           19,000
      Retained earnings                                              1,953,675        1,918,090        1,745,716
                                                                    ----------       ----------       ----------
                 Total retained earnings                             1,972,675        1,937,090        1,764,716
                                                                    ----------       ----------       ----------
                                                                    $4,335,537       $4,908,579       $4,523,305
                                                                    ==========       ==========       ==========




The accompanying notes are an integral part of the financial statements.

Management Adjustment Bureau, Inc.
Statements of Income and Retained Earnings









                                                               For the Years Ended
                                                                   December 31,                           Months
                                                  ----------------------------------------------          June 30,
                                                     1993              1994              1995               1996
                                                  ---------         ----------         ---------        ------------

Revenues                                        $ 9,281,629       $ 11,183,167        $12,975,799        $ 6,776,290
Operating costs and expenses:
      Payroll and related expenses                5,303,241          6,556,110          7,909,785          4,254,479
      Selling, general and administrative
        expenses                                  3,425,653          3,624,489          4,138,523          2,421,714
      Depreciation and amortization                 165,006            300,158            457,997            248,921
                                                -----------        -----------        -----------        -----------
                                                  8,893,900         10,480,757         12,506,305          6,925,114
                                                -----------        -----------        -----------        -----------
Income (loss) from operations                       387,729            702,410            469,494           (148,824)
                                                -----------        -----------        -----------        -----------
Other income (expense):
      Interest expense                              (28,856)           (31,065)           (26,802)           (30,262)
      Loss on disposal of assets                    (72,389)                              (96,792)
      Miscellaneous income                            2,848              1,656             12,115              6,712
      Property write-down                                                                 (78,600)
                                                -----------        -----------        -----------        -----------
                 Total other expense                (98,397)           (29,409)          (190,079)           (23,550)
                                                -----------        -----------        -----------        -----------
Net income (loss)                                   289,332            673,001            279,415           (172,374)

Retained earnings - beginning of year             1,336,342          1,565,674          1,953,675          1,918,090

Distributions to shareholder                        (60,000)          (285,000)          (315,000)
                                                -----------        -----------        -----------        -----------
Retained earnings - end of year                 $ 1,565,674        $ 1,953,675        $ 1,918,090        $ 1,745,716
                                                ===========        ===========        ===========        ===========




The accompanying notes are an integral part of the financial statements.

Management Adjustment Bureau, Inc.
Statements of Cash Flows





                                                                                   For the Years Ended                  For the Six
                                                                                       December 31,                     Months Ended
                                                                        ------------------------------------------        June 30,
                                                                           1993           1994             1995             1996
                                                                        ---------       ---------        ---------        ---------
Cash flows from operating activities:
      Net income (loss)                                                 $ 289,332       $ 673,001        $ 279,415        $(172,374)
      Adjustments to reconcile net income to
      net cash provided by operating activities:
           Depreciation and amortization                                  165,006         300,158          457,997          248,921
           Loss on disposal of assets                                      72,389                           96,792
           Property write-down                                                                              78,600
           Provision for doubtful accounts                                 30,000          17,000           33,420           12,388
           Changes in assets and liabilities:
              Decrease (increase) in accounts receivable                 (352,768)        130,193         (417,380)          61,730
              Decrease (increase) in prepaid expenses                      10,558        (109,889)         (16,615)          26,203
              Decrease (increase) in cash value -
              officer's life insurance                                        284           6,000             (417)            (516)
              Increase in deposits                                                        (12,000)          (4,200)         (10,314)
              Increase (decrease) in accounts payable                     (15,867)        (35,367)          50,821           31,018
              Increase (decrease) in accrued expenses                     123,436         (41,377)         103,770           97,079
              Decrease in accrued profit sharing contributions           (175,000)
                                                                        ---------       ---------        ---------        ---------
                         Total adjustments                               (141,962)        254,718          382,788          466,509
                                                                        ---------       ---------        ---------        ---------

               Net cash provided by operating activities                  147,370         927,719          662,203          294,135
                                                                        ---------       ---------        ---------        ---------



Cash flows from investing activities:
      Proceeds from sale of equipment                                      42,695                            5,800
      Purchases of equipment                                             (488,186)       (371,172)        (637,419)         (89,437)
      Repayment (issuance) of loans receivable                                117         (50,000)          (7,623)         (32,276)
      Proceeds from sale of property                                                                                        217,400
                                                                        ---------       ---------        ---------        ---------
              Net cash provided by (used in) investing activities        (445,374)       (421,172)        (639,242)          95,687
                                                                        ---------       ---------        ---------        ---------

Cash flows from financing activities:
      Repayment of loans                                                 (100,000)       (193,324)        (204,695)        (561,719)
      Proceeds from loan agreements                                       200,000         100,000          300,000          400,000
      Payment of stock redemption note                                    (70,007)
      Proceeds from line-of-credit                                                                         150,000
      Principal payments on capital leases                                (18,198)        (47,428)         (76,157)         (42,946)
      Distributions to shareholders                                       (60,000)       (285,000)        (315,000)
                                                                        ---------       ---------        ---------        ---------
              Net cash used in financing activities                       (48,205)       (425,752)        (145,852)        (204,665)
                                                                        ---------       ---------        ---------        ---------

Net increase (decrease) in cash                                          (346,209)         80,795         (122,891)         185,157

Cash - beginning of year                                                  678,502         332,293          413,088          290,197
                                                                        ---------       ---------        ---------        ---------
Cash - end of year                                                      $ 332,293       $ 413,088        $ 290,197        $ 475,354
                                                                        =========       =========        =========        =========




The accompanying notes are an integral part of the financial statements.

Management Adjustment Bureau, Inc.
Statements of Cash Flows, continued




                                                                                                                         For the
                                                                                   For the Years Ended                     Six
                                                                                       December 31,                    Months Ended
                                                                      --------------------------------------------        June 30,
                                                                        1993              1994              1995           1996
                                                                      --------          --------          --------       --------
Supplemental disclosures of cash flow information:
      Cash paid for interest                                          $ 36,975          $ 41,704          $ 43,042       $ 27,762
      Cash paid for state income taxes                                $    607          $ 15,715          $ 15,246

      Noncash activities:
            Capital lease obligations entered into                    $ 89,139          $ 61,742          $237,121
            Debt assumed for property held for sale                                                       $296,000






The accompanying notes are an integral part of the financial statements.

Management Adjustment Bureau, Inc.
Notes to Financial Statements





1.  Nature of Operations

    Management Adjustment Bureau, Inc. ("MAB"), specializes in accounts receivable management and liquidation, with a concentration of university, guaranteed student loans, bank credit cards, utility, retail, commercial and health care customers. MAB has principal operations in Buffalo, New York and Denver, Colorado.



2.  Summary of Significant Accounting Policies

    Revenue Recognition

    MAB generates revenues from contingency fees and contractual services and revenue is recognized upon collection of funds on behalf of clients.

    Credit Policy

    MAB has two types of arrangements under which it collects its contingency fee revenue. For certain clients, MAB remits funds collected on behalf of the client, net of the related contingency fees while, for other clients, MAB remits gross funds, collected on behalf of clients, and bills the client separately for its contingency fees. Management carefully monitors its client relationships in order to minimize its credit risk and generally does not require collateral. In the event of collection delays from clients, management may at its discretion change from the gross remittance method to the net remittance method.

    Estimates Utilized in the Preparation of Financial Statements

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Property, Equipment and Depreciation

    Property and equipment are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed over the estimated useful lives of the assets which range from three to thirty-nine years, using straight-line and accelerated methods. When property is sold or retired, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss on the transaction is included in the statement of income.

Management Adjustment Bureau, Inc.
Notes to Financial Statements





2.  Summary of Significant Accounting Policies - continued

    Income Taxes

    MAB has elected to be treated as an S-Corporation for tax purposes. Accordingly, no provision will be made for income taxes by MAB since all income will be taxed directly to the shareholder of MAB. State taxes which are not significant are included in selling, general and administrative expenses.



3.  Concentration of Credit Risk

    At December 31, 1994, 1995 and June 30, 1996, MAB had bank deposits in excess of federally insured limits of approximately $2,322,000, $1,662,000 and $1,614,070, respectively. MAB's cash deposits have been placed with a large national bank to minimize risk.



4.  Loans Receivable

    In 1994, MAB loaned a former shareholder $50,000. Interest is payable in monthly installments of $333 at a fixed annual rate of eight percent. The loan is due in full on or before September 1, 1996. The note is unsecured. In 1995, MAB also extended various miscellaneous loans to employees.

    In 1996, MAB loaned $33,811 to a related party. The loan was assumed by the shareholder in August 1996.



5.  Funds Held in Trust for Clients

    In the course of MAB's regular business activities as an accounts receivable management agency, MAB receives clients' funds arising from the collection of accounts placed with MAB. These funds are placed in segregated cash accounts and are generally remitted to clients within 30 days.

Management Adjustment Bureau, Inc.
Notes to Financial Statements







6.  Demand Loans

    MAB has a $200,000 unsecured demand line-of-credit with a bank which carries interest at the prime rate less .25%. The demand loan balance at December 31, 1995 was $150,000. The demand loan balance was paid off in January 1996, at which time MAB borrowed $400,000 through an unsecured note from a related party. The related party note is due on demand and accrues interest at nine percent per year.

    MAB has an outstanding demand line-of-credit of $296,000 with PHH Real Estate Services Corporation at December 31, 1995. The line-of-credit is secured by an investment in real estate and due upon sale of the real estate. In May 1996, the real estate was sold and the line-of-credit was repaid and terminated.





7.  Property and Equipment

    Property and equipment, at cost, are as follows:


                                                 December 31,
                                          ---------------------------        June 30,
                                             1994             1995             1996
                                          ----------       ----------       ----------

    Computer equipment                    $1,059,596       $1,341,432       $1,407,832
    Furniture and fixtures                   513,633          625,828          648,865
    Capitalized leases                       150,881          388,002          388,002
                                          ----------       ----------       ----------
                                           1,724,110        2,355,262        2,444,699
    Less:  Accumulated depreciation          718,446        1,035,648        1,284,569
                                          ----------       ----------       ----------
                                          $1,005,664       $1,319,614       $1,160,130
                                          ==========       ==========       ==========


    Depreciation charged to operations amounted to approximately $165,006, $300,158 and $457,997 in 1993, 1994 and 1995, respectively and $248,921 for the six months ended June 30, 1996 and included amortization of capital leases of approximately $-0-, $9,984 and $41,567 in 1993, 1994 and 1995,
    respectively and $29,629 for the six months ended June 30, 1996.

Management Adjustment Bureau, Inc.
Notes to Financial Statements





8.  Long-Term Debt

    Long-term debt is as follows:

                                                                                             December 31,
                                                                                      --------------------------         June
                                                                                         1994             1995           1996
                                                                                      ----------       ---------       -----------

    Chemical Bank, collateralized by computer equipment.  Monthly principal
    payments of $8,333 plus interest at 8.4% are due through April 1996.              $ 133,333        $  33,333

    Chemical Bank, unsecured term loan.  Monthly principal payments of
    $5,000 plus interest at 8% are due through November 2000.                                            295,000       $  265,000

    AT&T Credit Corporation, telephone leases.  Monthly lease payments of $3,084 and $2,039 which include interest and due through October
    1998.                                                                                30,684           67,079           49,452

    Steelcase Financial Services, office furniture lease. Monthly lease payments of $2,000 for the first 20 months; $3,000 for the next 40
    months, which include interest and are due through June 2002.                                        164,394          153,823

    Data General Corporation, lease collateralized by computer equipment
    Monthly lease payments of $794, which include interest at 9.3%, are
    due through May 1996.                                                                12,598           3,878


    Data General Corporation, lease collateralized by an optical imaging system
    Monthly payments of $2,758, which include interest at 7.1%,
    are due through April, 1996.                                                         41,974           10,870

    M & T Bank, collateralized by computer equipment Payments of
    $1,195, which include interest at 6.5%, are due through December 1996.              206,676          106,979           54,593
                                                                                      ---------        ---------        ---------

                                                                                        425,265          681,533          522,868

    Less:  Current portion                                                             (252,176)        (271,456)        (168,459)
                                                                                      ---------        ---------        ---------
                                                                                      $ 173,089        $ 410,077        $ 354,409
                                                                                      =========        =========        =========


    The fair value of debt approximates the carrying value.

    Long-term debt maturing during the next five years ending December 31, is approximately as follows:


                   1996                                   $    271,500
                   1997                                        107,440
                   1998                                         91,160
                   1999                                         85,340
                   2000                                         82,440

Management Adjustment Bureau, Inc.
Notes to Financial Statements





8.  Long-Term Debt - continued

    The term loan agreement contains, among other provisions, requirements for maintaining defined levels of working capital, net worth and various financial ratios. MAB was in violation of covenants for which waivers were obtained.

    In May 1996, MAB established two unsecured lines-of-credit with a total availability of $1,000,000. Each line-of-credit carries variable interest based on the prime rate. One line-of-credit is collateralized by MAB's accounts receivables and specific equipment.



9.  Commitments and Contingencies

    MAB has operating leases for a building and automobiles which expire at various dates through 2010 with renewal privileges in some instances. Total rental expense under operating leases was approximately $344,500, $330,000 and $469,400 for 1993, 1994, and 1995, respectively and $227,500 for the six months ended June 30, 1996.

    Future minimum lease payments under operating leases through 2000 for the years ending December 31, are approximately:


                             1996                       $   416,900
                             1997                           346,600
                             1998                           324,900
                             1999                           305,100
                             2000                           310,700



    MAB is involved in various legal issues. In the opinion of MAB's management, the ultimate cost to resolve these matters will not have a material adverse effect on MAB's financial position, results of operations or cash flows beyond the reserves already established. Included in these reserves is an amount for $190,000 for a potential loss related to a specific contract. Management estimates the range of potential losses is between $-0- and $380,000 for this specific contract.


10. Profit Sharing Plan

    MAB has a profit sharing plan with a 401(k) feature covering all qualified employees. MAB's contribution to this plan is a 50% match on the first 4% contributed by employees. MAB contributed $47,732, $50,531, and $50,805 in 1993, 1994, and 1995, respectively, to the Plan. MAB contributed $40,242 to the Plan for the six month period ended June 30, 1996.

Management Adjustment Bureau, Inc.
Notes to Financial Statements




11. Major Customer

    MAB had revenues from a major customer of approximately 9% and 10% for the years ended December 31, 1994 and 1995, respectively and 13% for the six month period ended June 30, 1996.

    During August 1996, MAB was notified that it will not continue to provide certain services to this customer.



12. Stock Purchase Agreement

    In July 1996, the shareholder received a letter of intent from NCO Financial Systems to purchase MAB. MAB is currently pursuing the sale.

                      [This Page Intentionally Left Blank]

                      [This Page Intentionally Left Blank]

                         Report of Independent Auditors

Trans Union Corporation:

We have audited the accompanying statements of net assets of the Trans Union Corporation Collections Division (the Collections Division) as of December 31, 1994 and 1995, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the management of the Collections Division and Trans Union Corporation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the accompanying statements of net assets, operations, and cash flows include the assets, liabilities, revenues, expenses, and cash flows which are specifically identifiable with the Collections Division, as well as certain allocated expenses. These financial statements may not necessarily reflect the assets and liabilities and results of operations and cash flows of the Collections Division had it been operated as a stand-alone entity.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Collections Division as of December 31, 1994 and 1995, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.



                                                             Ernst & Young LLP
Chicago, Illinois
January 16, 1996

                             Trans Union Corporation
                              Collections Division

                            Statements of Net Assets
                                 (In Thousands)


                                                           December 31
                                                              1994                 1995
                                                  -------------------------------------------

Assets
Current assets:
   Cash and cash equivalents                                 $2,671                 $1,733
   Accounts receivable - Trade, net of
     allowances of $20 in 1994 and 1995                         931                    614
   Prepaid expenses and other current assets                     18                     11
                                                  -------------------       ---------------
Total current assets                                          3,620                  2,358

Fixed assets:
   Equipment                                                  1,449                  1,162
   Leasehold improvements                                        13                      -
   Furniture and fixtures                                       261                    302
   Capitalized leased assets                                      -                      -
                                                  -------------------       ---------------
                                                              1,723                  1,464
   Less:  Accumulated depreciation and
     amortization                                            (1,457)                (1,245)
                                                  -------------------       ---------------
                                                                266                    219

Deposits                                                          -                     10
                                                  -------------------       ---------------
Total assets                                                  3,886                  2,587

Liabilities
Accounts payable and accrued liabilities                        379                    393
Current portion of capital lease obligation                       -                      -
Debtor payments owed clients                                    357                    256
                                                  -------------------       ---------------
Total liabilities                                               736                    649
Net assets                                                   $3,150                 $1,938
                                                  ===================       ===============


See accompanying notes.

                             Trans Union Corporation
                              Collections Division

                            Statements of Operations
                                 (In Thousands)


                                                                    Year ended December 31
                                                    1993                    1994                   1995
                                                ------------------------------------------------------------

Revenue
Service revenues                                     $7,770                   $7,537                $7,467

Expenses
Salaries and employee benefits                        3,746                    3,090                 2,888
Payroll and other taxes                                 297                      283                   237
Depreciation and amortization                           324                      287                   198
Repairs and maintenance                                 182                      170                   163
Corporate office charges                                 62                      124                   117
Communications                                          521                      438                   391
Selling, general, and administrative                  3,279                    2,926                 3,174
Other (income) expenses, net                             98                        2                    (5)
                                                ------------------------------------------------------------
Total expenses                                        8,509                    7,320                 7,163
                                                ------------------------------------------------------------
Operating income (loss)                             $  (739)                 $   217               $   304
                                                ============================================================


See accompanying notes.

                             Trans Union Corporation
                              Collections Division

                            Statements of Cash Flows
                                 (In Thousands)

                                                                    Year ended December 31
                                                           1993                 1994               1995
                                                    --------------------------------------------------------
Operating activities
Operating income (loss)                                    $  (739)              $   217           $   304
Adjustments to reconcile operating income to
   net cash provided by operating activities:
     Depreciation and amortization                             324                   287               198
     (Gain) loss on fixed asset disposition                     87                     -                (5)
     Provision for losses on accounts receivable                 -                     1                 5
     Decrease (increase) in accounts receivable                 42                  (184)              312
     (Increase) decrease in prepaid expenses,
       other assets, and deposits                               12                     1                (3)
     Increase (decrease) in accounts payable
       and accrued liabilities                                  46                   (40)               14
     (Decrease) increase in debtor payments
       owed clients                                             61                    (6)             (101)
                                                    --------------------------------------------------------
Net cash provided by (used in)
   operating activities                                       (167)                  276               724

Investing activities
Purchases of fixed assets                                     (119)                  (85)             (165)
Proceeds from sale of fixed assets                               -                     -                15
                                                    --------------------------------------------------------
Net cash used in investing activities                         (119)                  (85)             (150)

Financing activities
Net (distributions) contributions to parent
   company                                                   1,086                 1,709            (1,512)
Principal payments under capital lease
   obligations                                                 (19)                  (50)                -
                                                    --------------------------------------------------------
Net cash (used in) provided by financing
   activities                                                1,067                 1,659            (1,512)
                                                    --------------------------------------------------------
Net (decrease) increase in cash and cash
   equivalents                                                 781                 1,850              (938)
Cash and cash equivalents at beginning of year                  40                   821             2,671
                                                    --------------------------------------------------------
Cash and cash equivalents at end of year                   $   821                $2,671            $1,733
                                                    ========================================================

See accompanying notes.

                             Trans Union Corporation
                              Collections Division

                          Notes to Financial Statements
                                 (In Thousands)



1.  Business and Basis of Presentation

The Trans Union Corporation Collections Division (the Collections Division) is a business unit of Trans Union Corporation (TUC) that provides various collection services. TUC is a wholly owned subsidiary of Marmon Industrial Corporation
(MIC), and its ultimate parent company is Marmon Holdings, Inc. Substantially all of the stock of Marmon Holdings, Inc. is owned, directly or indirectly, by trusts for the benefit of the lineal descendants of Nicholas J. Pritzker, deceased, and entities controlled by such trusts.

The Collections Division provides third-party debt collection services within the health care, utilities, and insurance markets. The principal markets are located in the states of Ohio, Pennsylvania, and Kansas.

These financial statements present the historical assets, liabilities, revenues, expenses, and cash flows directly related to the operations of the Collections Division during the period presented. These financial statements are not necessarily indicative of the financial position and results of operations which would have occurred had the Collections Division been operated as an independent company; specifically, the financial statements do not include a provision for contingencies or income taxes. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

TUC and its Collections Division are part of a group that files a consolidated tax return. There is no tax-sharing agreement for allocating income taxes to the Collections Division. Accordingly, the financial statements do not reflect any income tax expense or benefit.

                             Trans Union Corporation
                              Collections Division

                    Notes to Financial Statements (continued)
                                 (In Thousands)


2.  Summary of Significant Accounting Policies

Revenue Recognition

Service revenues are recognized when debtor payments are received.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets beginning in the month following acquisition.

Cash and Cash Equivalents

The Collections Division considers cash and cash equivalents to consist of cash on hand and all highly liquid debt instruments purchased with a maturity of three months or less, if any.

MIC provides a centralized cash management function; accordingly, the Collections Division does not maintain separate operating cash accounts, and its cash disbursements and the majority of its collections of client revenues are settled to the TUC and MIC cash concentrator accounts. Therefore, certain parent company transactions are deemed to be cash transactions for purposes of the statement of cash flows.

3.  Related Party Transactions

TUC provides certain common general management services to the Collections Division including accounting, legal, and cash management services. The amount charged to the Collections Division for these services totaled $62, $124, and $117 for the years ended December 31, 1993, 1994, and 1995, respectively.

                             Trans Union Corporation
                              Collections Division

                    Notes to Financial Statements (continued)
                                 (In Thousands)


4.  Profit-sharing and Employee Saving Plans

The Collections Division employees are part of a MIC mixed savings and profit-sharing plan. All employees with at least one year of continuing service are eligible for participation in the plan. Each participant's contribution is matched in part by MIC up to a maximum of 6% of the participant's annual compensation. Employee savings plans expense was approximately $151, $194, and $139 for the years ended December 31, 1993, 1994, and 1995, respectively.

5.  Leases

As lessee, the Collections Division shares leased office facilities with TUC and leased equipment under noncancelable operating lease agreements expiring January 31, 2005. Total rent expense under such operating leases based on a square foot allocation for the office facilities and actual usage for office equipment was $146, $171, and $162 for the years ended December 31, 1993, 1994, and 1995, respectively. A summary by year of future minimum lease payments that would be allocable to the Collections Division under noncancelable operating leases as of December 31, 1995, is shown below.

Year ending December 31:
  1996                                                        $139
  1997                                                          72
  1998                                                          70
  1999                                                          70
  2000                                                          70
  2001 and beyond                                              164
                                                      ===================
                                                              $585
                                                      ===================

6.  Major Customers

Bell Atlantic represented more than 10% of the combined revenue of the Collections Division or $1,216, $1,423, and $1,586 for the years ended December 31, 1993, 1994, and 1995, respectively.

                                                                               7

===============================================================================

         No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with the Offering other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company, or that information contained herein is correct as of any time, subsequent to the date hereof.

                    _____________________

                      TABLE OF CONTENTS
                    _____________________
                                                        Page

Prospectus Summary......................................  3
Acquisition History.....................................  8
Risk Factors............................................ 11
Use of Proceeds......................................... 17
Dividend Policy and Prior S Corporation Status.......... 17
Capitalization.......................................... 19
Dilution................................................ 20
Selected Financial and Operating Data................... 22
Management's Discussion and Analysis
   of Financial Condition and Results
   of Operations........................................ 25
Business................................................ 35
Management.............................................. 46
Certain Transactions.................................... 52
Principal and Selling Shareholders...................... 54
Description of Capital Stock............................ 55
Shares Eligible for Future Sale......................... 58
Underwriting............................................ 60
Legal Matters........................................... 61
Experts................................................. 62
Additional Information.................................. 62
Index to Financial Statements............................F-1

         Until ,          1996 (25 days after the date of this Prospectus), all
dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


===============================================================================

==============================================================================

                                2,500,000 Shares







                                 [COMPANY LOGO]








                                  Common Stock




                                 -------------
                                   PROSPECTUS
                                 -------------









                              MONTGOMERY SECURITIES

                          JANNEY MONTGOMERY SCOTT INC.








                                     , 1996



=============================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13. Other Expenses of Issuance and Distribution.

         The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered, all of which are being borne by the Registrant.

Securities and Exchange Commission Registration Fee............   $  12,888
National Association of Securities Dealers, Inc. Fee...........       4,238
Nasdaq Listing Fee.............................................      34,284
Printing and Engraving Expenses................................     100,000
Accounting Fees and Expenses...................................     350,000
Legal Fees and Expenses........................................     300,000
Blue Sky Qualification Fees and Expenses.......................      25,000
Transfer Agent and Registrar Fees and Expenses.................      10,000
Consulting Fee.................................................     240,000
Miscellaneous..................................................      73,590
                                                                 ----------
                  Total........................................  $1,150,000
                                                                 ==========

         The foregoing, except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. fee and the Nasdaq listing fee, are estimates.

Item 14. Indemnification of Directors and Officers.

         Sections 1741 through 1750 of Subchapter D, Chapter 17, of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), contain provisions for mandatory and discretionary indemnification of a corporation's directors, officers and other personnel, and related matters.

         Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a representative, director or officer of the corporation or serving at the request of the corporation as a representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Under Section 1743, indemnification is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding if the appropriate standards of conduct are met.

         Section 1742 provides for indemnification in derivative actions except in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

         Section 1744 provides that, unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that the representative met the applicable standard of conduct, and such determination will be made by the board of directors (i) by a majority vote of a quorum of directors not parties to the action or proceeding; (ii) if a quorum is not obtainable, or if obtainable and a majority of disinterested directors so directs, by independent legal counsel; or (iii) by the shareholders.

         Section 1745 provides that expenses (including attorney's fees) incurred by an officer, director, employee or agent in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

         Section 1746 provides generally that, except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter 17D of the BCL shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding that office.

         Section 1747 grants to a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability incurred by him or her in his or her capacity as officer or director, whether or not the corporation would have the power to indemnify him or her against the liability under Subchapter 17D of the BCL.

         Section 1748 and 1749 extend the indemnification and advancement of expenses provisions contained in Subchapter 17D of the BCL to successor corporations in fundamental changes and to representatives serving as fiduciaries of employee benefit plans.

         Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter 17D of the BCL, shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such person.

         For information regarding provisions under which a director or officer of the Company may be insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such, reference is made to the Company's Articles of Incorporation and Bylaws, copies of which are filed as Exhibits 3.1 and 3.2, respectively, which provide in general that the Company shall indemnify its officers and directors to the fullest extent authorized by law.

         Reference is also made to Section 11 of the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement.

Item 15. Recent Sales of Unregistered Securities.

         In connection with the Company's purchase of certain assets of B. Richard Miller, Inc. in April, 1994, the Company issued 123,803 shares of Common Stock to the seller. In addition, Bernard Miller, the principal shareholder of the seller, received an option to purchase up to an additional 86,881 shares of Common Stock, which option was exercised in 1995. These transactions were made in reliance on the exemption from the registration requirements provided by
Section 4(2) of the Securities Act.

         In July 1995, the Company issued a warrant to purchase an aggregate of 175,531 shares of the Company's Common Stock to Mellon Bank, N.A. in connection with its Credit Agreement. The warrant expires on July 31, 2005 and provides for exercise at a nominal price. The Company issued a warrant to purchase an additional 46,560 shares of Common Stock to Mellon Bank, N.A. upon the amendment of the Credit Agreement in September 1996. This warrant expires on July 31, 2005 and provide for an exercise price per share equal to the initial pubic offering price. All of the warrants were issued in reliance upon the exemption from the registration requirements provided by Section 4(2) of the Securities Act.

         Pursuant to the Company's 1995 Stock Option Plan, in June, 1995 and September, 1996, respectively, the Company issued options to purchase an aggregate of 367,321 shares of Common Stock to certain executive officers and key employees. All of the options were issued in connection with such employee's employment with the Company and no cash or other consideration was received by the Company in exchange for such options. The options were issued in reliance upon the exemption from the registration requirements provided by Rule 701 under the Securities Act.

         In September 1996, the Company acquired all of the outstanding stock of MAB. As part of the purchase price, the Company issued a Convertible Note in the aggregate principal amount of $1.0 million. This note is convertible into 83,333 shares of Common Stock at the assumed initial public offering price of $12.00 per share. The note was issued in reliance on the exemption from the registration requirements provided by Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

         (a)      Exhibits


   Exhibit No.                              Description
   -----------        --------------------------------------------------------------------------

        *1.1          Form of Underwriting Agreement.

         2.1          Stock Purchase Agreement, by and among the Company; and Craig
                      Costanzo and Andrew J. Boyuka, as Trustee of the Susan E. Costanzo
                      Grantor Trust and Christopher A. Costanzo Grantor Trust, relating to the acquisition of MAB.

         2.2          Asset Purchase Agreement dated December 8, 1995 by and between the
                      Company and Trans Union Corporation.


        *3.1          The Company's amended and restated Articles of Incorporation.

        *3.2          The Company's amended and restated Bylaws.



   Exhibit No.                              Description
   -----------        --------------------------------------------------------------------------
        *4.1          Specimen of Common Stock Certificate.

        *5.1          Opinion of Blank Rome Comisky & McCauley.

       *10.1          Employment Agreement, dated September 1, 1996, between the Company and Bernard R. Miller.

       *10.2          Employment Agreement, dated September 1, 1996, between the Company and Michael J. Barrist.

       *10.3          Employment Agreement, dated September 1, 1996, between the Company and Charles C. Piola, Jr.

       *10.4          Employment Agreement, dated September 1, 1996, between the Company and Joseph C. McGowan.

       *10.5          Employment Agreement, dated September 1, 1996, between the Company and Steven L. Winokur.

        10.6          Agreements of Lease dated May 9, 1995, as amended, between the
                      Company and 1710-20 Sentry East Associates, L.P., relating to the offices located at 1710 Walton Road, Blue Bell, Pennsylvania.

        10.7          Agreements of Lease dated July 1, 1993 between the Company and
                      1740 Sentry East Associates, L.P., relating to the offices located at
                      1740 Walton Road, Blue Bell, Pennsylvania.

       *10.8          Agreement of Lease for MAB Facility.

        10.9          Software License Agreement and Software Purchase Agreement, by and
                      between the Company and CR Software, Inc., relating to computer software
                      (CRS Credit Bureau Reporting Software) and computer hardware.

       *10.10         Amended and Restated 1995 Stock Option Plan.

       *10.11         1996 Stock Option Plan.

       *10.12         1996 Non-Employee Director Stock Option Plan.

        10.13 Amended and Restated Credit Agreement by and among the Company, its subsidiaries and Mellon Bank, N.A., dated
                      September 5, 1996.

        10.14         Amended and Restated Security Agreement, dated
                      September 5, 1996, by and among the Company, its subsidiaries and Mellon Bank, N.A.

        10.15         Warrant Agreement, dated July 28, 1995, by and between the Company and
                      Mellon Bank, N.A. and Amendment dated September 5, 1996.

        10.16         Warrant Agreement, dated September 5, 1996, by and between the
                      Company and Mellon Bank, N.A.



   Exhibit No.                              Description
   -----------      --------------------------------------------------------------------------
      10.17         Amended and Restated Registration Rights Agreement,
                    dated September 5, 1996, by and between the Company
                    and Mellon Bank, N.A.

      10.18         Amended and Restated Limited Guaranty Agreement, dated
                    September 5, 1996, made by Michael J. Barrist, Charles
                    C. Piola, Jr., Annette H. Barrist and Bernard R.
                    Miller in favor of Mellon Bank, N.A.

      10.19         Amended and Restated Stock Pledge Agreement, dated September 5, 1996 made by Michael J. Barrist, Charles C. Piola, Jr., Annette H. Barrist, and
                    Bernard R. Miller, in favor of Mellon Bank, N.A.

      10.20         Stock Pledge Agreement, dated as of September 5, 1996 made by NCO of New York,
                    Inc. in favor of Mellon Bank, N.A.

      10.21         Convertible Note dated September 1, 1996, made by the
                    Company in the principal amount of $1,000,000, as partial payment of the purchase price for the acquisition of MAB.

      10.22         Distribution and Tax Indemnification Agreement

     *10.23         Irrevocable Proxy Agreement by and between Michael J. Barrist and
                    Annette H. Barrist.

      21.1          Subsidiaries of the Registrant.

      23.1          Consent of Coopers & Lybrand L.L.P.

      23.2          Consent of Ernst & Young LLP.

      23.3          Consent of Blank Rome Comisky & McCauley (included in the opinion to be filed as Exhibit 5.1 hereto).

      24.1          Power of Attorney of directors and officers (included on Page II-5).

      27.1          Financial Data Schedules.

- --------

*   To be filed by amendment.


         (b)      Financial Statement Schedules


Item 17. Undertakings.

         (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (b)      The undersigned hereby undertakes:

                  (1) to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser;

                  (2) that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

                  (3) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Blue Bell, Pennsylvania, on September 10, 1996.

                              NCO GROUP, INC.

                              By: /s/ Michael J. Barrist
                                 -------------------------------------------
                                      Michael J. Barrist,
                                      President and Chief Executive Officer


                        POWER OF ATTORNEY AND SIGNATURES

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. Barrist and Steven L. Winokur, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution or resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documentation in connection therewith, as well as any related registration statement (or amendment thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933 with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to enable NCO Group, Inc. to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


     SIGNATURE                              Title(s)                         Date
     ---------                              --------                         ----


/s/ Michael J. Barrist
- -------------------------        Chairman of the Board,                  September 10, 1996
Michael J. Barrist               President and Chief Executive
                                 Officer (principal executive
                                 officer)

/s/ Charles C. Piola, Jr.
- -------------------------        Executive Vice President and            September 10, 1996
 Charles C. Piola, Jr.           Director


/s/ Steven L. Winokur
- -------------------------        Vice President of Finance,              September 10, 1996
 Steven L. Winokur               Chief Financial Officer and
                                 Treasurer (principal financial
                                 and accounting officer)

/s/ Bernard R. Miller
- -------------------------        Senior Vice President,                  September 10, 1996
Bernard R. Miller                Development and Director


                                 EXHIBIT INDEX



   Exhibit No.                              Description
   -----------                              -----------

        *1.1          Form of Underwriting Agreement.

         2.1          Stock Purchase Agreement, by and among the Company; and Craig
                      Costanzo and Andrew J. Boyuka, as Trustee of the Susan E. Costanzo
                      Grantor Trust and Christopher A. Costanzo Grantor Trust, relating to the acquisition of MAB.

                      Asset Purchase Agreement dated December 8, 1995 by and between the
         2.2          Company and Trans Union Corporation.

        *3.1          The Company's amended and restated Articles of Incorporation.

        *3.2          The Company's amended and restated Bylaws.

        *4.1          Specimen of Common Stock Certificate.

        *5.1          Opinion of Blank Rome Comisky & McCauley.

       *10.1          Employment Agreement, dated September 1, 1996, between the Company and Bernard R. Miller.

       *10.2          Employment Agreement, dated September 1, 1996, between the Company and Michael J. Barrist.

       *10.3          Employment Agreement, dated September 1, 1996, between the Company and Charles C. Piola, Jr.

       *10.4          Employment Agreement, dated September 1, 1996, between the Company and Joseph C. McGowan.

       *10.5          Employment Agreement, dated September 1, 1996, between the Company and Steven L. Winokur.

        10.6          Agreements of Lease dated May 9, 1995, as amended, between the
                      Company and 1710-20 Sentry East Associates, L.P., relating to the offices located at 1710 Walton Road, Blue Bell, Pennsylvania.

        10.7          Agreements of Lease dated July 1, 1993 between the Company and
                      1740 Sentry East Associates, L.P., relating to the offices located at
                      1740 Walton Road, Blue Bell, Pennsylvania.

       *10.8          Agreement of Lease for MAB Facility.

        10.9          Software License Agreement and Software Purchase Agreement, by and
                      between the Company and CR Software, Inc., relating to computer software
                      (CRS Credit Bureau Reporting Software) and computer hardware.

       *10.10         Amended and Restated 1995 Stock Option Plan.

       *10.11         1996 Stock Option Plan.

       *10.12         1996 Non-Employee Director Stock Option Plan.

        10.13 Amended and Restated Credit Agreement by and among the Company, its subsidiaries and Mellon Bank, N.A., dated
                      September 5, 1996.




   Exhibit No.                              Description
   -----------                              -----------
      10.14         Amended and Restated Security Agreement, dated
                    September 5, 1996, by and among the Company, its
                    subsidiaries and Mellon Bank, N.A.

      10.15         Warrant Agreement, dated July 28, 1995, by and between the Company and
                    Mellon Bank, N.A. and Amendment dated September 5, 1996.

      10.16         Warrant Agreement, dated September 5, 1996, by and between the
                    Company and Mellon Bank, N.A.

      10.17 Amended and Restated Registration Rights Agreement, dated September 5, 1996, by and between the Company and Mellon Bank, N.A.

      10.18         Amended and Restated Limited Guaranty Agreement, dated
                    September 5, 1996, made by Michael J. Barrist, Charles
                    C. Piola, Jr., Annette H. Barrist and Bernard R.
                    Miller in favor of Mellon Bank, N.A.

      10.19         Amended and Restated Stock Pledge Agreement, dated September 5, 1996 made by Michael J. Barrist, Charles C. Piola, Jr., Annette H. Barrist, and
                    Bernard R. Miller, in favor of Mellon Bank, N.A.

      10.20         Stock Pledge Agreement, dated as of September 5, 1996 made by NCO of New
                    York, Inc. in favor of Mellon Bank, N.A.

      10.21         Convertible Note dated September 1, 1996, made by the
                    Company in the principal amount of $1,000,000, as partial payment of the purchase price for the acquisition of MAB.

      10.22         Distribution and Tax Indemnification Agreement

     *10.23         Irrevocable Proxy Agreement by and between Michael J. Barrist and
                    Annette H. Barrist.

      21.1          Subsidiaries of the Registrant.

      23.1          Consent of Coopers & Lybrand L.L.P.

      23.2          Consent of Ernst & Young L.L.P.

      23.3          Consent of Blank Rome Comisky & McCauley (included in the opinion to be filed as Exhibit 5.1 hereto).

      24.1          Power of Attorney of directors and officers (included on Page II-5).

      27.1          Financial Data Schedules.

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*   To be filed by amendment.